UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 10-K

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(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the fiscal year ended December 31, 2023

<p align="center">OR</p>

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the transition period from   to

<p align="center">Commission file number: 001-35424</p>

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HOMESTREET, INC.

<p align="center">(Exact name of registrant as specified in its charter)</p>

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Washington	**91-0186600**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

<p align="center">601 Union Street, Ste. 2000
Seattle, WA 98101
(Address of principal executive offices) (Zip Code)</p>

<p align="center">Registrant's telephone number, including area code: (206) 623-3050</p>

<p align="center">Securities registered pursuant to Section 12(b) of the Act:</p>

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	HMST	Nasdaq Stock Market LLC

PART I		3
FORWARD-LOOKING STATEMENTS		3
ITEM 1	BUSINESS	5
ITEM 1A	RISK FACTORS	23
ITEM 1B	UNRESOLVED STAFF COMMENTS	37
ITEM 1C	CYBERSECURITY	37
ITEM 2	PROPERTIES	38
ITEM 3	LEGAL PROCEEDINGS	38
ITEM 4	MINE SAFETY DISCLOSURES	39
PART II		39
ITEM 5	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	39
ITEM 6	RESERVED	39
ITEM 7	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	40
ITEM 7A	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	60
ITEM 8	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	63
ITEM 9	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	127
ITEM 9A	CONTROLS AND PROCEDURES	127

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Form 10-K") and the documents incorporated by reference contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Generally, forward-looking statements include the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would" and similar expressions (or the negative of these terms). Forward-looking statements in this Form 10-K also include statements regarding the expected timing to close the proposed merger of HomeStreet into FirstSun Capital Bancorp ("FirstSun") and HomeStreet Bank into Sunflower Bank, N.A., a subsidiary of FirstSun (collectively, the "Merger") and expectations regarding dividend payments in 2024. Such statements involve inherent risks, uncertainties and other factors, many of which are difficult to predict and are generally beyond control of HomeStreet Inc. (the "Company"). Forward-looking statements are based on the Company's expectations at the time such statements are made and speak only as of the date made. The Company does not assume any obligation or undertake to update any forward-looking statements after the date of this release as a result of new information, future events or developments, except as required by federal securities or other applicable laws, although the Company may do so from time to time. The Company does not endorse any projections regarding future performance that may be made by third parties. For all forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Reform Act.

We caution readers that actual results may differ materially from those expressed in or implied by the Company's forward-looking statements. Rather, more important factors could affect the Company's future results, including but not limited to the following:(1) our ability to successfully consummate the proposed Merger with FirstSun, (2) the ability of HomeStreet to obtain the necessary approval by shareholders with respect to the Merger, (3) the ability of HomeStreet and FirstSun to obtain required regulatory and governmental approvals of the Merger, (4) the failure to satisfy the closing conditions in the definitive Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 16, 2024, by and between HomeStreet and FirstSun, or any unexpected delay in closing the Merger, (5) the ability to achieve expected cost savings, synergies and other financial benefits from the Merger within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (6) the diversion of management time from core banking functions due to Merger-related issues; (7) potential difficulty in maintaining relationships with customers, associates or business partners as a result of the announced Merger, (8) changes in the U.S. and global economies, including business disruptions, reductions in employment, inflationary pressures and an increase in business failures, specifically among our customers; (9) changes in the interest rate environment may reduce interest margins; (10) changes in deposit flows, loan demand or real estate values may adversely affect the business of our primary subsidiary, HomeStreet Bank (the "Bank"), through which substantially all of our operations are carried out; (11) there may be increases in competitive pressure among financial institutions or from non-financial institutions; (12) our ability to attract and retain key members of our senior management team; (13) the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control; (14) our ability to control operating costs and expenses; (15) our credit quality and the effect of credit quality on our credit losses expense and allowance for credit losses; (16) the adequacy of our allowance for credit losses; (17) changes in accounting principles, policies or guidelines may cause our financial condition to be perceived or interpreted differently; (18) legislative or regulatory changes that may adversely affect our business or financial condition, including, without limitation, changes in corporate and/or individual income tax laws and policies, changes in privacy laws, and changes in regulatory capital or other rules, and the availability of resources to address or respond to such changes; (19) general economic conditions, either nationally or locally in some or all areas in which we conduct business, or conditions in the securities markets or banking industry, may be less favorable than what we currently anticipate; (20) challenges our customers may face in meeting current underwriting standards may adversely impact all or a substantial portion of the value of our rate-lock loan activity we recognize; (21) technological changes may be more difficult or expensive than what we anticipate; (22) a failure in or breach of our operational or security systems or information technology infrastructure, or those of our third-party providers and vendors, including due to cyber-attacks; (23) success or consummation of new business initiatives may be more difficult or expensive than what we anticipate; (24) our ability to grow efficiently both organically and through acquisitions and to manage our growth and integration costs; (25) staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges; (26) litigation, investigations or other matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than what we anticipate; (27) our ability to obtain regulatory approvals or non-objection to take various capital actions, including the payment of dividends by us or the Bank, or repurchases of our common stock; and (28) the integration of our recently acquired branches in southern California. A discussion of the factors, risks and uncertainties that could affect our financial results, business goals and operational and financial objectives discussed in this Form 10-K or in our releases, public statements and/or filings with the Securities and Exchange Commission ("SEC") is also contained in the "Risk Factors" section of this Form 10-K. We strongly recommend readers review those disclosures in conjunction with the discussions herein.

All future written and oral forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. New risks and uncertainties arise from time to time, and factors that the Company currently deems immaterial may become material, and it is impossible for the Company to predict these events or how they may affect the Company.

ITEM 1.   **BUSINESS**

Unless we state otherwise or the context otherwise requires, references in this Form 10-K to "we," "our," and "us" refer to HomeStreet, Inc., a Washington corporation ("HomeStreet," or the "Company,") and its consolidated subsidiary, HomeStreet Bank (the "Bank").

Overview

We are a diversified financial services company with offices in Washington, Oregon, California, Hawaii, Utah and Idaho serving customers throughout the western United States. We were founded in 1921 and are headquartered in Seattle, Washington. We provide commercial banking products and services to small and medium sized businesses, real estate investors and professional firms and consumer banking products and services to individuals. As of December 31, 2023, we had $9.4 billion of total assets, $7.4 billion of loans and $6.8 billion of deposits.

Our business strategy is to offer a full range of financial products and services to our customer base consistent with a regional bank's offerings while providing the responsive and personalized service of a community bank. We intend to maintain our business by (i) marketing our services directly to prospective new customers; (ii) obtaining new client referrals from existing clients; (iii) adding experienced relationship managers, branch managers and loan officers who may have established client relationships that we can serve; (iv) cross-selling our products and services; and (v) making opportunistic acquisitions of complementary businesses and/or establishing de novo offices in select markets within and outside our existing market areas.

Our business strategy is dependent on attracting and retaining highly qualified employees. All of our employees, including customer facing and back-office support staff, are committed to providing high quality and responsive products and services to our customers. We believe we have assembled a strong team to achieve our strategic goals and are committed to supporting them through our compensation, benefit and training programs and by providing them with the resources needed to complete their tasks and responsibilities.

We are principally engaged in commercial banking, consumer banking, and real estate lending, including construction and permanent loans on commercial real estate and single family residences. We also sell insurance products for consumer clients. We provide our financial products and services to our customers through bank branches, loan production offices, ATMs, online, mobile and telephone banking channels. The yields we realize on our loans and other interest-earning assets and the interest rates we pay on deposits and borrowings determines our net interest income, the largest component of our total revenues. Noninterest income, which represented 20% of total revenues in 2023, is primarily derived from our sale and servicing of single family and multifamily real estate loans.

While our growth has been primarily achieved through organic means, we have a history of making strategic acquisitions to enter into new markets or to enhance our standing in existing markets. Our current product and service offerings have been introduced over a period of time.

HomeStreet, as a bank holding company, is subject to regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Federal Reserve Bank of San Francisco ("FRBSF") under delegated authority from the Federal Reserve Board. The Bank is a Washington state-chartered bank and is subject to regulation and examination by the Federal Deposit Insurance Corporation ("FDIC") and the Washington State Department of Financial Institutions, Division of Banks ("WDFI"). The Bank is also a member of the Federal Home Loan Bank of Des Moines ("FHLB"), which provides it with a source of funds in the form of short-term and long-term borrowings.

Proposed Merger

On January 16, 2024, the Company entered into a definitive merger agreement with FirstSun Capital Bancorp ("FirstSun"), the holding company of Sunflower Bank, N.A. ("Sunflower Bank") whereby HomeStreet and HomeStreet Bank will merge with and into FirstSun and Sunflower Bank, respectively (collectively, the "Merger"). Under the agreement, the companies will combine in an all-stock transaction in which HomeStreet shareholders will receive 0.4345 of a share of FirstSun common stock for each share of HomeStreet common stock. The Merger is expected to close in the middle of 2024.

Loan Products

We are committed to offering competitive lending products that meet the needs of our clients, are underwritten in a prudent manner, and provide an adequate return based on their size, credit risk and interest rate risk. Our loan products include commercial business loans, single family residential mortgages, consumer loans, commercial loans secured by residential and commercial real estate, and construction loans for residential and commercial real estate development. The lending units under which these loans are offered include: Commercial Lending; Single Family Residential Lending; Commercial Real Estate ("CRE") Lending and Residential Construction Lending. In addition, certain consumer loans are offered through our retail branch network.

For all our loan offerings, we utilize a comprehensive approach in our underwriting process. In our underwriting, our primary focus is always on the primary, secondary and tertiary sources of repayment, which include the business/borrower's ability to repay, the subject real estate collateral cash flow, and the value of the collateral securing the loan. Because our underwriting process allows us to view the totality of the borrower's capacity to repay, concerns or issues in one area can be compensated for by other favorable financial criteria in other areas. This may include the evaluation of changing trends in credit metrics, market and economic changes, and other risks in individual markets based on multivariate market analysis performed by the Bank on a quarterly basis. This personalized and detailed approach allows us to better understand and meet our clients' borrowing needs. Each lending unit features standardized pricing, uniform sizing and a streamlined process resulting in an efficient high application-to-funding ratio.

Commercial Lending: Loans originated by Commercial Lending are generally supported by the cash flows generated from the business operations of the entity to which the loan is made, and, except for loans secured by owner occupied CRE, are generally secured by non-real estate assets, such as equipment, inventories or accounts receivable. Commercial Lending is focused on developing quality full-service business banking relationships, including loans and deposits. We typically focus on commercial clients that are manufacturers, distributors, wholesalers and professional service companies. These loans are generated primarily by our relationship managers and business development officers with minimal direct marketing support.

Commercial Loans: We offer commercial term loans and commercial lines of credit to our clients. Commercial loans generally are made to businesses that have demonstrated a history of profitable operations. To qualify for such loans, prospective borrowers generally must have operating cash flow sufficient to meet their obligations as they become due, good payment histories, responsible balance sheet management and experienced management. Commercial term loans are either fixed rate or adjustable rate loans with interest rates tied to a variety of independent indices and are made for terms ranging from one to seven years based in part on the useful life of the asset financed. Commercial lines of credit are adjustable rate loans with interest rates usually tied to the Bank's prime lending rate or other independent indices and are made for terms ranging from one to two years. These loans contain various covenants, including possible requirements that the borrower reduce its credit line borrowings to zero for specified time periods during the term of the line of credit, maintain required levels of liquidity with advances tied to periodic reviews of amounts borrowed based upon a percentage of accounts receivable, and inventory or unmonitored lines for those with significant financial strength and liquidity. Commercial loans are underwritten based on a variety of criteria, including an evaluation of the creditworthiness of the borrower and guarantors, the borrower's ability to repay, debt service coverage ratios, historical and projected client income, borrower liquidity and credit history and the trends in income and balance sheet management. In addition, we perform stress testing for changes in interest rates and other factors and review general economic trends in the client's industry. We typically require full recourse from the owners of the entities to which we make such loans.

Commercial Real Estate Loans - Owner Occupied: Owner occupied CRE loans are generally made to businesses that have demonstrated a history of profitable operations. To qualify for such loans, prospective borrowers generally must have operating cash flow sufficient to meet their obligations as they become due, good payment histories, proper balance sheet management of key cash flow drivers, and experienced management. Our commercial real estate loans are secured by first trust deeds on nonresidential real property, typically office, industrial or warehouse properties. These loans generally have adjustable rates with interest rates tied to a variety of independent indices, although in some cases these loans have fixed interest rates for periods ranging from three to 10 years and adjust thereafter based on an applicable indices and terms. These loans generally have interest rate floors, payment caps, and prepayment fees. The loans are underwritten based on a variety of criteria, including an evaluation of the creditworthiness of the borrower and guarantors, the borrower's ability to repay, loan-to-value and debt service coverage ratios, borrower liquidity and credit history and the trends in balance sheet and income statement management. We typically require full recourse from the owners of the entities to which we make such loans. We offer an interest rate risk management service to our customers that enables them to exchange a variable interest rate with a fixed interest rate through products from other financial institutions which we broker for a fee.

Shared National Credits/Participation Lending: We participate in multi-bank transactions referred to as Shared National Credits or Participations when an individual loan may be too large to be made by a single institution or an institution wants to reduce their credit exposure from a single loan. These loans are typically originated and led by other larger banks and the Bank is a participant in the transaction. The loans are sourced through relationships with originating lenders as well as through purchases of loans in the secondary market. These loans are generally made to businesses that have demonstrated a history of profitable operations. To qualify for such loans, prospective borrowers generally must have operating cash flow sufficient to meet their obligations as they become due, good payment histories, proper balance sheet management of key cash flow drivers, and experienced management. Syndicated/Participated term loans are either fixed rate or adjustable rate loans with interest rates tied to a variety of independent indices and are generally made for terms ranging from one to seven years based in part on the useful life of the asset financed. Lines of credit are adjustable rate loans with interest rates tied to a variety of independent indices and are generally made with terms from one to five years, and contain various covenants, including possible requirements that the borrower maintain liquidity requirements with advances tied to periodic reviews. These loans are underwritten independently by us based on a variety of criteria, including an evaluation of the creditworthiness of the borrower, the borrower's ability to repay, debt service coverage ratios, historical and projected client income, borrower liquidity and credit history, and their trends in income and balance sheet management. In addition, we perform stress testing for changes in interest rates and other factors and review general economic trends in the client's industry. Full recourse from the owners of these entities is usually not required for these loans.

Small Business Lending, SBA Lending and USDA Lending: The Bank is approved as a Small Business Administration ("SBA") preferred lender and as a United States Department of Agriculture ("USDA") lender. We are committed to our small business commercial lending to serve our communities and small businesses that operate in proximity to our network of retail branch locations. As these are government guaranteed programs, we comply with the relevant agency's underwriting guidelines, servicing and monitoring requirements, and terms and conditions set forth under the related programs standard operating procedures. SBA loans generally follow our underwriting guidelines established for non-SBA commercial and industrial loans and meet the criteria set forth by the SBA.

Single Family Residential Lending: Loans originated by Single Family Residential Lending are generally supported by cash flows of the borrower and are secured by one to four unit residential properties. Single family loans are originated for sale or to be held for investment. We also make construction loans to qualified owner occupants, which upon completion of the construction phase convert to long-term amortizing single family loans that are eligible for sale in the secondary market. Home equity loans ("HELOCs") are originated to be held for investment. The origination of single family loans tends to be more transactional in nature and are not dependent on the borrower utilizing other products or services offered by us, such as deposits. In addition to leads generated by our loan officers, we utilize targeted marketing programs and cross referrals from our retail branches to generate leads. We do not originate loans defined as high cost by state or federal banking regulators. The single family loan origination process is now almost exclusively done electronically with little or no processing of paper.

Single Family Loans Originated for Sale: These loans are generally underwritten and documented in accordance with the guidelines established by the Federal Home Loan Mortgage Corporation ("Freddie Mac" or "FHLMC") and the Federal National Mortgage Association ("Fannie Mae" or "FNMA"). These loans are delivered/sold into securities issued by either Fannie Mae or Freddie Mac. Government insured loans are underwritten and documented in accordance with the guidelines established by the Department of Housing and Urban Development ("HUD") and the Department of Veterans Affairs ("VA"). These loans are delivered/sold into securities issued by the Government National Mortgage Association ("Ginnie Mae" or "GNMA"). We also participate in correspondent relationships under which we originate and sell loans to other financial institutions in compliance with their underwriting guidelines. As part of these guidelines, we underwrite these loans based on a variety of criteria, including an evaluation of the creditworthiness of the borrower, the borrower's ability to repay, loan-to-value and debt-to-income ratios, borrower liquidity, income verification and credit history. For adjustable rate loans, the loan payment used for our underwriting is based upon fully indexed interest rates and payments. Our loan-to-value limits are generally up to 95% of the lesser of the appraised value or purchase price of the property. We offer both fixed and adjustable rate loans. The majority of our fixed rate loans have terms of 15 or 30 years. Our adjustable rate loans are typically amortized over a 30-year period with fixed rate periods ranging between three to 10 years and adjust thereafter based on the applicable index and terms. Adjustable rate loans generally have interest rate floors and caps. Single family loans are almost always sold servicing retained.

Single Family Loans Held for Investment: These loans generally take the form of non-conforming jumbo loans collateralized by real properties located in our market areas. These loans generally have adjustable rates with initial fixed rate periods ranging from three to 10 years and a term not exceeding 30 years. These loans generally have interest rate floors and caps. The loans are underwritten based on a variety of criteria, including an evaluation of the creditworthiness of the borrower, the borrower's ability to repay, loan-to-value and debt-to-income ratios, borrower liquidity, income verification and credit history.

Home equity loans: HELOCs are secured by first or second liens on residential properties and are structured as revolving lines of credit whereby the borrower can draw upon and repay the loan at any time. These loans have adjustable rates with interest rates tied to a variety of independent indices, with interest rate floors and caps and with terms of up to 10 years. We underwrite these loans based on a variety of criteria, including an evaluation of the creditworthiness of the borrower, the borrower's ability to repay, loan-to-value and debt-to-income ratios, borrower liquidity, income verification and credit history.

CRE Lending: Loans originated by CRE Lending are supported by the underlying cash flow from operations of the related real estate collateral for loans except for construction related loans. The loans originated by CRE Lending consist of multifamily, non-owner occupied CRE and CRE construction loans, including bridge loans. The origination of CRE loans tends to be transactional in nature and is not dependent on the borrower utilizing other products or services offered by us, such as deposits. However, we have established full service deposit relationships with a number of these customers and we request that the operating deposit accounts for the related properties be maintained with us. The business is primarily sourced through our loan officers' relationships and through brokers with little direct marketing support.

CRE Residential Mortgage Loans – Multifamily: We make multifamily residential mortgage loans for terms up to 30 years for 5+ unit properties. These loans generally have adjustable rates with interest rates tied to a variety of independent indices; although in many cases these loans have initial fixed rate periods ranging from three to 10 years and adjust thereafter based on an applicable index. These loans generally have interest rate floors, payment caps, and prepayment fees. The loans are underwritten based on a variety of criteria, including an evaluation of the subject real estate collateral cash flow, the creditworthiness of the borrower and guarantors, the borrower's ability to repay, loan-to-value and debt service coverage ratios, borrower liquidity and credit history. In addition, we perform stress testing for changes in interest rates, capitalization rates and other factors and review general economic trends such as rental rates, market values and vacancy rates. We typically require full or limited recourse from the owners of the entities to which we make such loans. Our multifamily real estate loans originated under our Fannie Mae DUS© lender service authorization are sold to or securitized by Fannie Mae after origination, with the Company generally retaining the servicing rights. In addition, because our operations can originate multifamily loans at levels higher than those needed to be retained to meet our loan growth targets, from time to time, we may sell multifamily loans to other financial institutions, usually servicing released.

CRE Loans – Non-owner Occupied: Our commercial real estate loans are secured by first trust deeds on nonresidential real property with terms up to 15 years. We typically focus on multi-tenant industrial, office and retail real estate collateral with strong, stable tenancy, and strong, stable historical cash flow located in submarket locations with strong, stable demand. These loans generally have adjustable rates with interest rates tied to a variety of independent indices; although in many cases these loans have initial fixed rate periods ranging from three to 10 years and adjust thereafter based on an applicable index. These loans generally have interest rate floors, payment caps, and prepayment fees. The loans are underwritten based on a variety of criteria, including an evaluation of the subject real estate collateral cash flow, the creditworthiness of the borrower and guarantors, the borrower's ability to repay, loan-to-value and debt service coverage ratios, borrower liquidity and credit history. In addition, we perform stress testing for changes in interest rates, capitalization rates and other factors and review general economic trends such as lease rates, values and absorption rates. We typically require full recourse from the owners of the entities to which we make such loans.

CRE Construction Loans: CRE construction loans are provided to borrowers with extensive construction experience and are primarily focused on multifamily, commercial building and warehouse developments. These loans are custom tailored to fit the individual needs of each specific request. We typically consider CRE construction loan requests in the submarket locations where we have experience and offer permanent real estate loans. We also offer bridge loans which are designed to fund a project for a short period of time until permanent financing can be arranged. Construction loans and bridge loans usually only require interest only payments which are generally supported by an interest reserve established at the time the loan is originated. Construction loans typically are disbursed as construction progresses and are subject to inspection by third party experts. Construction loans, including bridge loans, carry a higher degree of risk because repayment of these loans is dependent, in part, on the successful completion of the project or, to a lesser extent, the ability of the borrower to refinance the loan or sell the property upon completion of the project, rather than the ability of the borrower or guarantor to repay principal and interest. Because of these factors, these loans require substantial equity either as up-front cash equity in the project or equity in the value of the underlying property. These loans are typically secured by the underlying development and, even if we foreclose on the loan, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it. CRE construction and bridge loans are secured by first trust deeds on real property. These loans either have fixed rates throughout their term or have adjustable rates with interest rates tied to a variety of independent indices. These loans generally have interest rate floors, payment caps, and prepayment fees. The loans are underwritten based on a variety of criteria, including an evaluation of the creditworthiness of the borrower and guarantors, the borrower's ability to repay, loan to value and debt service coverage ratios, borrower liquidity and credit history. In addition, we perform stress testing for changes in interest rates and other factors and review general economic trends such as lease rates, values and absorption rates. We typically require full recourse from the owners of the entities to which we make such loans.

Residential Construction Lending: Loans originated by Residential Construction Lending include single family residential construction loans, lot acquisition loans and land development loans. Our construction loans are to experienced local developers with extensive track records in building single family loans. Our lot acquisition loans and land development loans are typically on entitled land, versus raw land, and are used to support our vertically integrated and experienced local developers who maintain inventory for building single family projects. Construction loans are disbursed as construction progresses. These loans require repayment as residences or lots are sold. Residential Construction Lending typically develops full service business banking relationships, including loans and deposits. The business is primarily sourced through our relationship managers with minimal direct marketing support.

We typically consider residential construction loan requests in the submarket locations where we have experience and a relationship manager is located. Construction loans, lot acquisition loans and land development loans usually only require interest only payments which may be supported by an interest reserve established at the time the loan is originated. Construction loans typically are disbursed as construction progresses. Construction loans carry a higher degree of risk because repayment of these loans is dependent, in part, on the success of the ultimate project or, to a lesser extent, the ability of the borrower to sell the home or lots upon completion of the project. Because of these factors, these loans require substantial equity either as up-front cash equity in the project or equity in the value of the underlying property. These loans are secured by the underlying real estate and improvements. In the event of a foreclosure on the loan, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it. Residential Construction Lending loans are secured by first trust deeds on real property. These loans generally have adjustable rates with interest rates tied to the Bank's prime lending rate. These loans generally have interest rate floors, payment caps, and prepayment fees. The loans are underwritten based on a variety of criteria, including an evaluation of the creditworthiness of the borrower and guarantors, the borrower's ability to repay, loan to value and loan to cost ratios, borrower leverage and liquidity, credit history and guarantor support. In addition, we perform stress testing for changes in interest rates and other factors and review general economic trends such as values and absorption rates. We typically require full recourse from the owners of the entities to which we make such loans.

Other: We offer consumer installment loans through our retail branches to our customers to allow them to meet short term cash flow needs. Consumer loans are generally fixed rate loans made for terms ranging from one to five years. The loans are underwritten based on a variety of criteria, including an evaluation of the creditworthiness and credit history of the borrower and guarantors, the borrower's ability to repay, debt-to-income ratios, borrower liquidity and income verification.

Loans Serviced for Others

We retain servicing rights from the sale of single family loans and multifamily loans originated under our Fannie Mae DUS authorization. The value of these mortgage servicing rights ("MSRs") is recognized upon the sale of the loans and is amortized over the lives of the loans. For single family loans, the value of MSRs can be highly volatile due primarily to changes in prepayment speeds. We have a hedging program in place to reduce the impact of this volatility on our financial results. The monthly servicing fees we receive are partially offset by the amortization of MSRs. Our contractual servicing obligations include the collection of payments from borrowers, resolving delinquent payments including foreclosing on loans when appropriate, remittance of collections and monthly reporting of servicing activities. The funds collected are generally retained as deposits in the Bank until they are remitted on a monthly basis to the owner or trustee.

Deposit Products and Services

Deposits represent our principal source of funds for making loans and acquiring other interest-earning assets. These deposits are serviced through our retail branch network which currently includes 56 branches. These retail branches serve as one of our primary contact points with our customers. These branches are typically staffed with three to six employees, including a branch manager who is responsible for servicing our existing customers and generating new business. At December 31, 2023, we held $6.8 billion of deposits.

Deposit Products: We offer a wide range of deposit products including personal and business checking, savings accounts, interest-bearing negotiable order of withdrawal accounts, money market accounts and time certificates of deposit. Our pricing strategy is to maintain deposit pricing at levels consistent with our competitors. This generally allows us to maintain our current deposit relationships. From time to time, we will offer promotional rates to attract new clients to our platform. Our pricing strategy is intended to complement our other products and services so that we can attract and retain clients without always paying the highest rates.

Deposit Services: Our deposit services include the following:

Treasury Management: Treasury Management products and services provide our customers the tools to bank with us conveniently without having the need to visit one of our offices and are necessary to attract complex commercial and specialty deposit clients. These include bill pay, payee positive pay, wire transfers, internal and external transfers, wire and ACH reconciliation services, remote deposit capture and mobile/mobile deposit, as well as lockbox and cash vault services.

Digital Banking: We offer consumer and business online access to our basic account management, review and processing functions and our treasury management products and services. In addition, we provide mobile banking services to both business and consumer clients through our online access.

Competition

The banking business in our market areas in the Western United States is highly competitive. We primarily compete with other banks, credit unions, mortgage banking companies and finance companies, including similarly sized community banks who are vying for customers and employees in the same markets as us. A relatively small number of major national and regional banks, operating over wide geographic areas, including Wells Fargo, JP Morgan Chase, US Bank, Comerica and Bank of America, dominate our banking markets. Those banks generally have greater financial and capital resources than we do and as a result of their ability to conduct extensive advertising campaigns and their relatively long histories of operations in our markets, are generally better known than us. In addition, by virtue of their greater total capitalization, the large banks have substantially higher lending limits than we do, which enables them to make much larger loans and to offer loan products and other services that we are not able to offer to our clients.

Due to consolidation in the banking industry, the number of competitors for lower and middle-market businesses has decreased. At the same time, national and large regional banks have focused on larger customers to achieve economies of scale in lending and depository relationships and have also consolidated business banking operations and support and reduced service levels in many of our markets. We have taken advantage of industry consolidation by recruiting well-qualified employees and attracting new customers who seek long-term stability, local decision-making, quality products and outstanding expertise and customer service. While we provide our clients with the convenience of technological access services, such as remote deposit capture, internet banking and mobile banking, we compete primarily by providing a high level of personal service. As a result, we do not try to compete exclusively on pricing. However, because we are located in competitive markets and because we are seeking to grow our businesses, we attempt to maintain our pricing to be competitive with our principal competitors.

Human Capital Management

Employee Headcount

As of December 31, 2023, the Company employed 883 employees across our geographic footprint, 93% were full-time; 7% part-time. Our employee turnover rate was 26% during the year ended December 31, 2023.

Company Culture

As a financial institution, HomeStreet Bank seeks to hold a valued position in the community, among its customers and employees, and with its regulators. We believe that since 1921, the Company has earned the trust of customers, employees and regulators through its effective management and deep community involvement thereby developing a reputation for reliability, fairness, honesty and integrity. Our reputation is directly tied to the individual decisions, actions, and sense of business ethics of each and every one of our employees. We believe a high level of trust gives us a competitive advantage in an environment that is increasingly sensitive to business ethics. It is our belief that employees and customers are attracted to work for, and do business with, a company that prides itself on maintaining the highest ethical standards. For all of these reasons, a commitment to fairness, honesty, integrity and community service are core values of the Company.

As part of our commitment to our core values, HomeStreet's Culture Committee identified five key pillars built on specific behaviors that bring our values to life: a focus on customers, collaboration as one team, delivering excellence, embodying a spirit to serve the communities that we are in and being engaged in our work in a manner that we describe as "All In." In 2023, the Culture Committee met to discuss ways to promote our inclusive work environment and support our recruiting efforts to extend outreach to historically marginalized groups such as biracial and people of color, veterans and individuals with disabilities. Our Employee Resource Groups allow for collaborative environments where employees can freely discuss social issues they or others may be dealing with and ways to better extend a culture of inclusion throughout our organization.

Diversity, Equity and Inclusion

HomeStreet values diversity, equity and inclusion principles and strives to be an equal opportunity employer committed to a diverse workplace with employees from a wide range of backgrounds and individual characteristics: race, ethnicity, sex, gender, sexual orientation or identity, disability, religion, age, national origin, military or veteran status, marital status, use of service animal, or other characteristics. Diversity also includes differences in backgrounds, experiences, perspectives, thoughts, interests and ideas. We believe that diversity contributes to greater job satisfaction, higher levels of trust and better engagement, which in turn translates to happier and more engaged employees with a greater capacity for customer service and a deeper connection to our strategic plan, ultimately providing greater value to shareholders over the long term. HomeStreet works to ensure that our employees are given opportunities to be valued, heard, engaged and involved at work and have meaningful opportunities to collaborate, contribute, and grow in their careers. HomeStreet is committed to recruiting, retaining and promoting employees from all backgrounds and who are representative of the people in the communities we serve. By doing so, we believe we are better able to serve our customers and understand their financial needs and goals. HomeStreet's Culture Committee helps management identify ways to increase and promote opportunities for our employees.

The Culture Committee also works with management to identify and promote practices that will help us achieve a more diverse and inclusive workplace. We promote policies and practices to combat harassment, discrimination, retaliation, or disrespectful and other unprofessional conduct based on an individual's identity, including sex, gender, sexual orientation, race, religion, color, ancestry, physical disability, mental disability, age, marital status and other protected classifications.

Compensation of Employees

As part of our goal of providing high-quality banking and financial services to our customers while creating a positive impact in the local communities in which we do business, we designed our compensation program with the intention of attracting and retaining well-qualified employees. We use a mix of base salary, cash-based short-term incentive plans and defined contributions to our 401(k) plan for participating employees to incentivize our employees classified as exempt employees and we offer equity-based long-term incentive compensation for some of the more highly-experienced members of the management team who are senior vice presidents or above. Employee performance is considered, evaluated and discussed through performance check-ins between managers and their direct reports, and employees eligible for short-term annual incentives also participate in annual performance reviews. Our non-exempt employees are paid hourly wages (including overtime rates) along with defined matching contributions to our 401(k) plan for all of our participating employees.

We also offer a variety of group benefit programs designed to provide our employees and their families with health and wellness benefits, financial benefits in the event of planned or unplanned expenses, or losses relating to illness, disability or death, programs and benefits to help plan for retirement; and programs to deal with job-related or personal problems.

Employee Training and Development

As part of our employee development offerings, we provide a variety of training and educational opportunities to help our employees stay current on regulatory compliance issues and develop their professional skills. We use an online learning management system to create, assign, and track compliance and professional development learning programs across many topical areas including banking, mortgage and regulatory education and proactive communication, development of strong customer relationships, leadership and customer service skills.

Employee Community Involvement

HomeStreet supports the active involvement of our employees in supporting their communities. Employees who donate blood receive one paid day off from work for each donation. Additionally, employees are given time off to volunteer for community organizations, and when employees make a substantial commitment of time to a particular organization, HomeStreet offers an additional financial contribution to those organizations in recognition of the commitment of our employees. We also create active partnerships with hundreds of local organizations, and our employees provide leadership, educational support, hands-on service, expertise, and financial support to those organizations. We focus primarily on organizations within the scope of the Community Reinvestment Act ("CRA") that provide support for housing, basic needs, and economic development for those of low and moderate income. Our senior management also helps to educate our employees on the importance of our community responsibility focus and strategies.

Locations

We operate 56 full service bank branches in Washington, in Northern and Southern California, in the Portland, Oregon area and in Hawaii, as well as four primary stand-alone commercial lending centers located in Oregon, Southern California, Idaho and Utah.

Information About Our Executive Officers

The names of the executive officers of HomeStreet and its wholly owned subsidiary HomeStreet Bank, their ages, their positions with the Company and HomeStreet Bank and other biographical information as of March 1, 2024 are set forth below. There are no family relationships among any of our directors or executive officers.

Name	Age	Position at HomeStreet	Position at HomeStreet Bank
Mark K. Mason	64	Chairman, Chief Executive Officer, President	Chairman, Chief Executive Officer, President
John M. Michel	64	Executive Vice President, Chief Financial Officer	Executive Vice President, Chief Financial Officer
William D. Endresen	69		Executive Vice President, Commercial Real Estate and Commercial Capital President
Godfrey B. Evans	70	Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary	Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary
Erik D. Hand	58		Executive Vice President, Residential Lending Director
Troy D. Harper	56	Executive Vice President, Chief Information and Operations Officer	Executive Vice President, Chief Information and Operations Officer
Jay C. Iseman	64	Executive Vice President, Chief Credit Officer	Executive Vice President, Chief Credit Officer
Paulette Lemon	68		Executive Vice President, Retail Banking Director
David Parr	53		Executive Vice President, Director of Commercial Banking
Darrell S. van Amen	58	Executive Vice President, Chief Investment Officer & Treasurer	Executive Vice President, Chief Investment Officer & Treasurer
Diane P. Novak	67	Executive Vice President, Chief Risk Officer	Executive Vice President, Chief Risk Officer

Mark K. Mason, Chairman, Chief Executive Officer and President of HomeStreet, Inc. and HomeStreet Bank. Mr. Mason has been the Company's Chief Executive Officer ("CEO") and a member of the Company's Board and HomeStreet Bank's Chairman of the Board and Chief Executive Officer since January 2010. He became Chairman of the Board of the Company in March 2015. Mr. Mason brings extensive business, managerial and leadership experience to our Board. From 1998 to 2002, Mr. Mason was president, chief executive officer and chief lending officer for Bank Plus Corporation and its wholly owned banking subsidiary, Fidelity Federal Bank, where Mr. Mason also served as the chief financial officer from 1994 to 1995 and as chairman of the board of directors from 1998 to 2002. From February 2008 to October 2008, Mr. Mason also served as president of a startup energy company, TEFCO, LLC. He has served on the boards of directors of Hanmi Financial Corp., San Diego Community Bank and The Bjurman Barry Family of Mutual Funds. Mr. Mason is on the boards of directors of the Pacific Bankers Management Institute (the parent company of the Pacific Coast Banking School) and The Washington Bankers Association and is an advisory board member of Seattle University's Albers School of Business and Economics. Mr. Mason is a certified public accountant (inactive) and holds a bachelor's degree in business administration with an emphasis in Accounting from California State Polytechnic University.

John M. Michel, Executive Vice President, Chief Financial Officer of HomeStreet, Inc. and HomeStreet Bank. Mr. Michel joined HomeStreet in May 2020 as our Executive Vice President, Chief Financial Officer. His duties include the management of treasury, financial reporting, management reporting, financial planning, human resources and tax. Prior to joining HomeStreet, Mr. Michel had over 25 years of experience as a chief financial officer or senior finance officer at financial institutions and specialty finance companies, including most recently as Chief Financial Officer of First Foundation, Inc., from 2007 through 2020. Prior to his tenure in such roles, he was a senior manager at Deloitte, Haskin & Sells. Mr. Michel holds a BA in accounting from the University of Notre Dame and is a Certified Public Accountant — California (inactive).

William D. Endresen, Executive Vice President, Commercial Real Estate of HomeStreet Bank. Mr. Endresen has been a veteran of the commercial lending industry for over 40 years. He joined HomeStreet Bank in March 2015 as Executive Vice President of Commercial Real Estate and President of the HomeStreet Commercial Capital division for HomeStreet Bank and was promoted to his current position in April 2016 to lead the combined commercial real estate lending and operation teams of HomeStreet Bank. He was SVP Managing Director of Fidelity Federal Bank from 1999 to 2002 until the sale of the bank and then returned to the position of president of IMPAC Commercial Capital Corporation from 2002 until 2015. In 1996, Mr. Endresen founded IMPAC Commercial Capital Corporation, a private company that originates small balance multifamily loans through brokers on a wholesale basis, and IMPAC Commercial Holdings, a publicly traded real estate investment trust, and he served as president of those entities from 1996 to 1999. Mr. Endresen studied business at Fullerton College.

Godfrey B. Evans, Executive Vice President, General Counsel and Corporate Secretary of HomeStreet, Inc. and HomeStreet Bank. Mr. Evans joined HomeStreet in November 2009 as Executive Vice President, General Counsel and Corporate Secretary. In March 2010, Mr. Evans was named Chief Administrative Officer which he served as until 2023. Mr. Evans is responsible for the delivery and management of all legal services to HomeStreet Bank and the Company, and administrative management oversight of the Community Relations Group. Mr. Evans has a total of over 20 years of experience as a general counsel of public companies. Prior to joining the executive team at HomeStreet, Mr. Evans was the managing director of the bankruptcy and restructuring practice group at Marshall & Stevens beginning in 2008. Mr. Evans served as interim general counsel and chief restructuring officer for Chapeau, Inc., a cogeneration manufacturing company, from 2008 to 2009. From 2002 to 2008, Mr. Evans served as a practicing attorney and as a project professional for Resources Global Professionals, and from 1987 to 2002, served as executive vice president, chief administrative officer, general counsel and corporate secretary for Fidelity Federal Bank and its publicly traded holding companies, Bank Plus Corporation and Citadel Holding Corporation. Mr. Evans began his law practice at Gibson, Dunn & Crutcher LLP where he practiced from 1982 to 1987. Mr. Evans is admitted to practice law in California and in Washington, D.C. Mr. Evans holds a bachelor's degree and a master's degree in architecture from the University of California, Berkeley and a juris doctorate from Loyola Law School in Los Angeles.

Erik D. Hand, Executive Vice President, Residential Lending Director, HomeStreet Bank. Mr. Hand joined HomeStreet Bank in 2019. In his current role, Mr. Hand leads the residential lending production, operations, and servicing areas for the bank. Prior to joining HomeStreet, Mr. Hand was president and chief executive officer of Penrith Home Loans, a mortgage joint venture between HomeStreet Bank and Windermere Real Estate with offices throughout the Pacific Northwest, from May 2011 to February 2019. Mr. Hand has been employed in the mortgage industry since 1988 and has extensive experience in loan production, operations, and secondary marketing at both the executive and operations level. He is a past board member of the Seattle Mortgage Bankers Association and has served as past treasurer and board member of the Outdoors for All Foundation. Mr. Hand studied political science at the University of Colorado.

Troy D. Harper, Executive Vice President, Chief Information and Operations Officer of HomeStreet, Inc. and HomeStreet Bank. Mr. Harper joined HomeStreet Bank in its corporate information security department in 2013. He was promoted to Senior Vice President, Chief Information Officer in June 2015, further promoted to Executive Vice President, Chief Information Officer of the Company and HomeStreet Bank in November 2017 and again promoted in December 2022 to Executive Vice President, Chief Information and Operations Officer. In his role as Chief Information Officer and Operations Officer, Mr. Harper is responsible for the delivery and management of Information Technology Services and Business Systems Support, Corporate Security and Corporate Information Security for the Company and HomeStreet Bank, as well as oversight of loan operations, deposit operations and corporate real estate. In his 25 years of technology management for financial institutions, Mr.

Harper worked for the FDIC, held CIO and divisional CIO roles for Pierce Commercial Bank and CGI Group, and provided management consulting and technology outsourcing services with Deloitte Consulting LLP. Mr. Harper holds a bachelor's degree in finance and accounting management from Northeastern University.

Jay C. Iseman, Executive Vice President, Chief Credit Officer of HomeStreet, Inc. and HomeStreet Bank. Mr. Iseman joined HomeStreet Bank in August 2009 and currently serves as Executive Vice President and Chief Credit Officer of the Company and HomeStreet Bank. From January 2016 through November 2017, Mr. Iseman also served as Chief Risk Officer of the Company and HomeStreet Bank. Prior to his current position and since joining the Company in 2009, Mr. Iseman served as HomeStreet Bank's Senior Vice President, Credit Administration and Vice President, Special Assets Group and OREO Group Manager and Income Property Credit Administrator. Mr. Iseman served as senior vice president and senior portfolio manager of commercial special assets with Strategic Solutions, Inc., a subsidiary of Bank of America between 2008 and 2009. Mr. Iseman holds a bachelor's degree in business administration and economics from Seattle Pacific University and a certificate of advanced study in international finance and marketing from the Thunderbird School of Global Management.

Paulette Lemon, Executive Vice President, Retail Banking Director of HomeStreet Bank. Ms. Lemon joined HomeStreet Bank in 1985. Prior to her promotion to Executive Vice President, Retail Banking Director of HomeStreet Bank in 2015, Ms. Lemon served from 2001 as Senior Vice President, Retail Banking Director and as Vice President, Retail Bank Operations Manager prior to 2001. She holds a bachelor's degree in business administration from Western Washington University and she graduated with honors from the National School of Banking through Fairfield University. She is also on the board of directors of Childhaven, a non-profit organization.

David Parr, Executive Vice President, Director of Commercial Banking of HomeStreet Bank. Mr. Parr joined HomeStreet Bank in December 2002. Prior to promotion to Executive Vice President in September 2020, Mr. Parr held multiple positions within the Commercial Banking Group including Vice President, Senior Relationship Manager, Regional Team Lead and Senior Vice President, Regional President for Western Washington/Greater Portland. He holds a bachelor's degree in business administration from Western Washington University as well as honor roll achievement from a graduate level program in banking from Pacific Coast Banking School. Mr. Parr actively serves as a board member on the Milgard Business School Executive Council for the University of Washington Tacoma, as well as a board member and guest classroom lecturer on the Veterans Incubator for Better Entrepreneurship at the University of Washington Tacoma. He also serves on the Government Relations Committee for the Washington Bankers Association.

Darrell S. van Amen, Executive Vice President, Chief Investment Officer and Treasurer of HomeStreet, Inc. and HomeStreet Bank. Mr. van Amen joined HomeStreet Bank in 2003 and since 2010 has served as Executive Vice President and Treasurer of HomeStreet Bank and since 2012 as Executive Vice President and Chief Investment Officer and Treasurer of the Company. Prior to his current position with HomeStreet Bank, he was the Vice President, Asset/Liability Manager and Treasurer of HomeStreet Bank and the Company from 2003 to 2010. He holds a bachelor's degree in economics from Weber State University and a master's degree in economics from Claremont Graduate University.

Diane P. Novak, Executive Vice President, Chief Risk Officer of HomeStreet, Inc. and HomeStreet Bank. Ms. Novak has over 30 years of Financial Services experience. Prior to her current position, Ms. Novak has worked in Chief Compliance Officer and Senior Compliance Management roles at Silicon Valley Bank, RBS Citizens Bank, Toyota Financial Services, JPMorgan Chase, Washington Mutual, and U.S. Bank. Ms. Novak earned her bachelor's degree cum laude in business at Seattle University and her MBA at Regis University. Ms. Novak obtained the Trust Compliance and Audit Certification from Cannon Financial Institute and completed a certification curriculum at the Executive Risk Management Program offered by Texas A&M University in conjunction with the Risk Management Association.

Where You Can Obtain Additional Information

We file annual, quarterly, current and other reports with the Securities and Exchange Commission (the "SEC"). We make available free of charge on or through our website http://www.homestreet.com all of these reports (and all amendments thereto), as soon as reasonably practicable after we file these materials with the SEC. Please note that the contents of our website do not constitute a part of our reports, and those contents are not incorporated by reference into this Form 10-K or any of our other securities filings. The SEC's website, www.sec.gov, contains reports, proxy and information statements, and other information that we file or furnish electronically with the SEC.

REGULATION AND SUPERVISION

The following is a brief description of certain laws and regulations that are applicable to us. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere in this Form 10-K, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

The bank regulatory framework to which we are subject is intended primarily for the protection of bank depositors and the Deposit Insurance Fund and not for the protection of shareholders or other security holders.

General

The Company is a bank holding company which has made an election to be a financial holding company. It is regulated by the Federal Reserve and the WDFI. The Company is required to register and file reports with, and otherwise comply with, the rules and regulations of the Federal Reserve and the WDFI.

The Bank is a Washington state-chartered commercial bank. The Bank is subject to regulation, examination and supervision by the WDFI and the FDIC. If and to the extent that the assets of the Bank exceed $10 billion, whether by organic growth, the combination of the Bank and one or more other entities, or otherwise, the Bank will be subject to additional regulation, examination and supervision of the Consumer Financial Protection Bureau (“CFPB”).

The following discussion provides an overview of certain elements of banking regulations that currently apply to HomeStreet and HomeStreet Bank, and is not intended to be a complete list of all the activities regulated by the banking regulations. Rather, it is intended only to briefly summarize some material provisions of the statutes and regulations applicable to our business, and is qualified by reference to the statutory and regulatory provisions discussed.

New statutes, regulations and guidance are regularly considered that could change the regulatory framework applicable to financial institutions operating in our markets and in the United States generally. Any change in policies, legislation or regulation, including through interpretive decisions or enforcement actions, by any of our regulators, including the Federal Reserve, the WDFI and the FDIC, or by any other government branch or agency with authority over us, could have a material impact on our operations.

Regulation Applicable to the Company and the Bank

Capital Requirements

Capital rules (the “Rules”) adopted by Federal banking regulators (including the Federal Reserve and the FDIC) generally recognize three components, or tiers, of capital: common equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital. Common equity Tier 1 capital generally consists of retained earnings and common stock instruments (subject to certain adjustments), as well as accumulated other comprehensive income ("AOCI") except to the extent that the Company and the Bank exercise a one-time irrevocable option to exclude certain components of AOCI. Both the Company and the Bank made this election in 2015. Additional Tier 1 capital generally includes non-cumulative preferred stock and related surplus subject to certain adjustments and limitations. Tier 2 capital generally includes certain capital instruments (such as subordinated debt) and portions of the amounts of the allowance for credit losses, subject to certain requirements and deductions. The term "Tier 1 capital" means common equity Tier 1 capital plus additional Tier 1 capital, and the term "total capital" means Tier 1 capital plus Tier 2 capital.

The Rules generally measure an institution's capital using four capital measures or ratios. The common equity Tier 1 capital ratio is the ratio of the institution's common equity Tier 1 capital to its total risk-weighted assets. The Tier 1 risk-based capital ratio is the ratio of the institution's Tier 1 capital to its total risk-weighted assets. The total risk-based capital ratio is the ratio of the institution's total capital to its total risk-weighted assets. The Tier 1 leverage ratio is the ratio of the institution's Tier 1 capital to its average total consolidated assets. To determine risk-weighted assets, assets of an institution are generally placed into a risk category as prescribed by the regulations and given a percentage weight based on the relative risk of that category. An asset's risk-weighted value will generally be its percentage weight multiplied by the asset's value as determined under generally accepted accounting principles. In addition, certain off-balance-sheet items are converted to balance-sheet credit equivalent amounts, and each amount is then assigned to one of the risk categories. An institution's federal regulator may require the institution to hold more capital than would otherwise be required under the Rules if the regulator determines that the

institution's capital requirements under the Rules are not commensurate with the institution's credit, market, operational or other risks.

To be adequately capitalized both the Company and the Bank are required to have a common equity Tier 1 capital ratio of at least 4.5% or more, a Tier 1 leverage ratio of 4.0% or more, a Tier 1 risk-based ratio of 6.0% or more and a total risk-based ratio of 8.0% or more. In addition to the preceding requirements both the Company and the Bank, are required to maintain a "conservation buffer," consisting of common equity Tier 1 capital, which is at least 2.5% above each of the required minimum levels. An institution that does not meet the conservation buffer will be subject to restrictions on certain activities including payment of dividends, stock repurchases and discretionary bonuses to executive officers.

The Rules set forth the manner in which certain capital elements are determined, including but not limited to, requiring certain deductions related to mortgage servicing rights and deferred tax assets. The Rules permit holding companies with less than $15 billion in total assets as of December 31, 2009 (which includes the Company) to continue to include trust preferred securities issued prior to May 19, 2010 in Tier 1 capital, generally up to 25% of other Tier 1 capital.

The Rules also prescribe the methods for calculating certain risk-based assets and risk-based ratios. Higher or more sensitive risk weights are assigned to various categories of assets, among which are credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or are nonaccrual, foreign exposures, certain corporate exposures, securitization exposures, equity exposures and in certain cases mortgage servicing rights and deferred tax assets.

Bank Secrecy Act and USA Patriot Act

The Company and the Bank are subject to the Bank Secrecy Act, as amended by the USA PATRIOT Act, which gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers by imposing mandatory recordkeeping and reporting obligations, as well as obligations to prevent and detect money laundering on financial institutions. By way of example, the Bank Secrecy Act imposes an affirmative obligation on the Bank to report currency transactions that exceed certain thresholds and to report other transactions determined to be suspicious, and to maintain an anti-money laundering compliance program. The Bank Secrecy Act requires financial institutions, including the Bank, to meet certain customer due diligence requirements, including obtaining and verifying certain identity information on its customers, understanding the customer's intended and actual use of the Bank's services, and obtaining a certification from the individual opening the account on behalf of the legal entity that identifies the beneficial owner(s) of the entity and to conduct enhanced due diligence on certain types of customers. The purpose of customer due diligence requirements is to enable the Bank to form a reasonable belief it knows the true identity if its customers and to be able to understand the types of transactions in which a customer is likely to engage which should in turn assist in identifying when transactions that could require reporting pursuant to obligations to report suspicious activity.

Like all United States companies and individuals, the Company and the Bank are prohibited from transacting business with certain individuals and entities named on the U.S. Department of the Treasury's Office of Foreign Asset Control's ("OFAC") list of Specially Designated Nationals and Blocked Persons. Prohibitions also include conducting business involving jurisdictions targeted by OFAC for comprehensive, embargo-type sanctions, such as Cuba, Iran, Syria, North Korea, and certain of the Russia-occupied areas of Ukraine, as well as conducting certain other limited types of transactions with persons listed on additional lists of sanctions targets maintained by OFAC. Failure to comply may result in fines and other penalties. The OFAC has issued guidance directed at financial institutions, including guidance the recommended elements of OFAC compliance programs, and the Bank's regulators generally examine the Bank for compliance with OFAC's substantive prohibitions as well as OFAC's compliance program guidance.

Compensation Policies

Compensation policies and practices at the Company and the Bank are subject to regulations and policies by their respective banking regulators, as well as the SEC. These regulations and policies are generally intended to prohibit excessive compensation and to help ensure that incentive compensation policies do not encourage imprudent risk-taking and are consistent with the safety and soundness of the financial institutions. In certain cases, compensation payments may have to be returned by the recipient to the financial institutions. In addition, FDIC regulations restrict our ability to make certain "golden parachute" and "indemnification" payments. As a public company, the Company is subject to various rules regarding disclosure of compensation payments and policies as well as providing its shareholders certain non-binding votes relating to the Company's disclosed compensation practices.

Regulation of the Company

General

The Company owns all of the outstanding capital stock of the Bank, and as a result, the Company is a bank holding company registered under the federal Bank Holding Company Act of 1956 (the "BHC Act"). As a bank holding company, the Company is subject to Federal Reserve regulations, examinations, supervision and reporting requirements relating to bank holding companies. Among other things, the Federal Reserve is authorized to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of a subsidiary bank. The Company is also required to file with the Federal Reserve an annual report and such other additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve may also examine the Company and each of its subsidiaries. The Company is subject to risk-based capital requirements adopted by the Federal Reserve, which are substantially identical to those applicable to the Bank, and which are described below. Since the Bank is chartered under Washington law, the WDFI has authority to regulate the Company generally relating to its conduct affecting the Bank.

Capital / Source of Strength

Under the Dodd Frank Act, the Company is subject to certain capital requirements and required to act as a "source of strength" for the Bank, including by mandating that capital requirements be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

Restrictions Applicable to Bank Holding Companies

Federal law generally prohibits except with the prior approval of the Federal Reserve (or pursuant to certain exceptions):

- for any action to be taken that causes any company to become a bank holding company;
- for any action to be taken that causes a bank to become a subsidiary of a bank holding company;
- for any bank holding company to acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, such company will directly or indirectly own or control more than 5 per centum of the voting shares of such bank;
- for any bank holding company or subsidiary thereof, other than a bank, to acquire all or substantially all of the assets of a bank; or
- for any bank holding company to merge or consolidate with any other bank holding company.

In evaluating applications by holding companies to acquire depository institutions or holding companies, the Federal Reserve must consider the financial and managerial resources and future prospects of the company and the institutions involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors. In addition, nonbank acquisitions by a bank holding company are generally limited to the acquisition of up to 5% of the outstanding share of any class of voting securities of a company unless the Federal Reserve has previously determined that the nonbank activities are closely related to banking or prior approval is obtained from the Federal Reserve.

Expansion Activities

The BHC Act requires a bank holding company to obtain the prior approval of the Federal Reserve before merging with another bank holding company, acquiring substantially all the assets of any bank or bank holding company, or acquiring directly or indirectly any ownership or control of more than 5% of the voting shares of any bank. In addition, the prior approval of the FDIC and WDFI is required for a Washington state-charted bank to merge with another bank or purchase the assets or assume the deposits of another bank. In determining whether to approve a proposed bank acquisition, bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves.

Acquisition of Control

Two statutes, the BHC Act and the Change in Bank Control Act, together with regulations promulgated thereunder, require some form of federal regulatory review before any company may acquire "control" of a bank or a bank holding company. Transactions subject to the BHC Act are exempt from Change in Control Act requirements. Under the BHC Act, control is deemed to exist if a company acquires 25% or more of any class of voting securities of a bank holding company; controls the

election of a majority of the members of the board of directors; or exercises a controlling influence over the management or policies of a bank or bank holding company. On January 30, 2020, the Federal Reserve issued a final rule (which became effective September 30, 2020) that clarified and codified the Federal Reserve's standards for determining whether one company has control over another. The final rule established four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (i.e., less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence.

Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve if any person (including a company), or group acting in concert, seeks to acquire "control" of a bank holding company. An acquisition of control can occur upon the acquisition of 10.0% or more of the voting stock of a bank holding company or as otherwise defined by the Federal Reserve. Under the Change in Bank Control Act, the Federal Reserve has 60 days from the filing of a complete notice to act (the 60-day period may be extended), taking into consideration certain factors, including the financial and managerial resources of the acquirer and the antitrust effects of the acquisition. Control can also exist if an individual or company has, or exercises, directly or indirectly or by acting in concert with others, a controlling influence over the Bank. Washington law also imposes certain limitations on the ability of persons and entities to acquire control of banking institutions and their parent companies.

Dividend Policy

Under Washington law, the Company is generally permitted to make a distribution, including payments of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors, (1) the Company would be able to pay its debts as they become due in the ordinary course of business and (2) the Company's total assets would at least equal the sum of its total liabilities plus the amount that would be needed if the Company were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, it is the policy of the Federal Reserve that bank holding companies generally should pay dividends only out of net income generated over the past year and only if the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The policy also provides that bank holding companies should not maintain a level of cash dividends that places undue pressure on the capital of its subsidiary bank or that may undermine its ability to serve as a source of strength. The Federal Reserve has the authority to place additional restrictions and limits on payment of dividends. Capital rules as well as regulatory policy impose additional requirements on the ability of the Company to pay dividends.

Regulation and Supervision of HomeStreet Bank

General

As a commercial bank chartered under the laws of the State of Washington, HomeStreet Bank is subject to applicable provisions of Washington law and regulations of the WDFI. As a state-chartered commercial bank the Bank's primary federal regulator is the FDIC. It is subject to regulation and examination by the WDFI and the FDIC, as well as enforcement actions initiated by the WDFI and the FDIC, and its deposits are insured by the FDIC.

Washington Banking Regulation

As a Washington bank, the Bank's operations and activities are substantially regulated by Washington law and regulations, which govern, among other things, the Bank's ability to take deposits and pay interest, make loans on or invest in residential and other real estate, make consumer and commercial loans, invest in securities, offer various banking services to its customers and establish branch offices. Under state law, commercial banks in Washington also generally have, subject to certain limitations or approvals, all of the powers that Washington chartered savings banks have under Washington law and that federal savings banks and national banks have under federal laws and regulations.

Washington law also governs numerous corporate activities relating to the Bank, including the Bank's ability to pay dividends, to engage in merger activities and to amend its articles of incorporation, as well as limitations on change of control of the Bank. Under Washington law, the board of directors of the Bank generally may not declare a cash dividend on its capital stock in an amount greater than its retained earnings without the approval of the WDFI. This restriction is in addition to restrictions imposed by federal law. Mergers involving the Bank and sales or acquisitions of its branches are generally subject to the approval of the WDFI. No person or entity may acquire control of the Bank until 30 days after filing a notice or an application with the WDFI, which has the authority to disapprove the notice or application. Washington law defines "control" of an entity to mean directly or indirectly, alone or in concert with others, to own, control or hold the power to vote 25% or more of the outstanding stock or voting power of the entity. Any amendment to the Bank's articles of incorporation requires the approval of the WDFI.

The Bank is subject to periodic examination by and reporting requirements of the WDFI, as well as enforcement actions initiated by the WDFI. The WDFI's enforcement powers include the issuance of orders compelling or restricting conduct by the Bank and the authority to bring actions to remove the Bank's directors, officers and employees. The WDFI has authority to place the Bank under supervisory direction or to take possession of the Bank and to appoint the FDIC as receiver.

Insurance of Deposit Accounts and Regulation by the FDIC

The FDIC is the Bank's principal federal bank regulator. As such, the FDIC is authorized to conduct examinations of, and to require reporting by the Bank. The FDIC may prohibit the Bank from engaging in any activity determined by law, regulation or order to pose a serious risk to the institution, and may take a variety of enforcement actions in the event the Bank violates a law, regulation or order or engages in an unsafe or unsound practice or under certain other circumstances. The FDIC also has the authority to appoint itself as receiver of the Bank or to terminate the Bank's deposit insurance if it were to determine that the Bank has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

The Bank is a member of the Deposit Insurance Fund ("DIF") administered by the FDIC, which insures customer deposit accounts. The amount of federal deposit insurance coverage is $250,000, per depositor, for each account ownership category at each depository institution. The $250,000 amount is subject to periodic adjustments. In order to maintain the DIF, member institutions, such as the Bank, are assessed insurance premiums which are now based on an insured institution's average consolidated assets less tangible equity capital.

Each institution is provided an assessment rate, which is generally based on the risk that the institution presents to the DIF. Institutions with less than $10 billion in assets generally have an assessment rate that can range from 1.5 to 30 basis points from July 2016 through December 2022. In October 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules by 2 basis points, beginning the first quarterly assessment period of 2023. In addition, the FDIC in 2020 adopted a rule to mitigate the effect on deposit insurance assessments resulting from a bank's participation in certain programs adopted as a result of the coronavirus pandemic. In the future, if the reserve ratio reaches certain levels, these assessment rates will generally be lowered.

Prompt Corrective Action Regulations

Section 38 of the Federal Deposit Insurance Act establishes a framework of supervisory actions for insured depository institutions that are not adequately capitalized, also known as "prompt corrective action" regulations. All of the federal banking agencies have promulgated substantially similar regulations to implement a system of prompt corrective action. As modified by the Rules, the framework establishes five capital categories; under the Rules, a bank is:

- "well capitalized" if it has a total risk-based capital ratio of 10.0% or more, a Tier 1 risk-based capital ratio of 8.0% or more, a common equity Tier 1 risk-based ratio of 6.5% or more, and a leverage capital ratio of 5.0% or more, and is not subject to any written agreement, order or capital directive to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 6.0% or more, a common equity Tier 1 risk-based ratio of 4.5% or more, and a leverage capital ratio of 4.0% or more;
- "undercapitalized" if it has a total risk-based capital ratio less than 8.0%, a Tier 1 risk-based capital ratio less than 6.0%, a common equity risk-based ratio less than 4.5% or a leverage capital ratio less than 4.0%;
- "significantly undercapitalized" if it has a total risk-based capital ratio less than 6.0%, a Tier 1 risk-based capital ratio less than 4.0%, a common equity risk-based ratio less than 3.0% or a leverage capital ratio less than 3.0%; and
- "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

A bank that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or "undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for a hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

At each successive lower capital category, an insured bank is subject to increasingly severe supervisory actions. These actions include, but are not limited to, restrictions on asset growth, interest rates paid on deposits, branching, allowable transactions with affiliates, ability to pay bonuses and raises to senior executives and pursuing new lines of business. Additionally, all "undercapitalized" banks are required to implement capital restoration plans to restore capital to at least the "adequately capitalized" level, and the FDIC is generally required to close "critically undercapitalized" banks within a 90-day period.

Limitations on Transactions with Affiliates

Transactions between the Bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of the Bank is any company or entity which controls, is controlled by or is under common control with the Bank but which is not a subsidiary of the Bank. The Company and its non-bank subsidiaries are affiliates of the Bank. Generally, Section 23A limits the extent to which the Bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10.0% of the Bank's capital stock and surplus, and imposes an aggregate limit on all such transactions with all affiliates in an amount equal to 20.0% of such capital stock and surplus. Section 23B applies to "covered transactions" as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable to the Bank, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans to an affiliate, the purchase of or investment in the securities issued by an affiliate, the purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral security for a loan or extension of credit to any person or company, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, or certain transactions with an affiliate that involves the borrowing or lending of securities and certain derivative transactions with an affiliate.

In addition, Sections 22(g) and (h) of the Federal Reserve Act place restrictions on loans, derivatives, repurchase agreements and securities lending to executive officers, directors and principal shareholders of the Bank and its affiliates.

Standards for Safety and Soundness

The federal banking regulatory agencies have prescribed, by regulation, a set of guidelines for all insured depository institutions prescribing safety and soundness standards. These guidelines establish general standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings standards, compensation, fees and benefits. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines before capital becomes impaired. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder.

Each insured depository institution must implement a comprehensive written information security program that includes administrative, technical and physical safeguards appropriate to the institution's size and complexity and the nature and scope of its activities. The information security program also must be designed to ensure the security and confidentiality of customer information, protect against any unanticipated threats or hazards to the security or integrity of such information, protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer and ensure the proper disposal of customer and consumer information. Each insured depository institution must also develop and implement a risk-based response program to address incidents of unauthorized access to customer information in customer information systems. If the FDIC determines that the Bank fails to meet any standard prescribed by the guidelines, it may require the Bank to submit an acceptable plan to achieve compliance with the standard.

Real Estate Lending Standards

FDIC regulations require the Bank to adopt and maintain written policies that establish appropriate limits and standards for real estate loans. These standards, which must be consistent with safe and sound banking practices, must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value ratio limits) that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The Bank is obligated to monitor conditions in its real estate markets to ensure that its standards continue to be appropriate for market conditions. The Bank's board of directors is required to review and approve the Bank's standards at least annually.

The FDIC has published guidelines for compliance with these regulations, including supervisory limitations on loan-to-value ratios for different categories of real estate loans. Loans in excess of the supervisory loan-to-value ratio limitations must be identified in the Bank's records and reported at least quarterly to the Bank's board of directors.

The FDIC and the federal banking agencies have also issued guidance on sound risk management practices for concentrations in commercial real estate lending. The particular focus is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be sensitive to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is not to limit a bank's commercial real estate lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations.

Risk Retention

The Dodd-Frank Act requires that, subject to certain exemptions, securitizers of mortgage and other asset-backed securities retain not less than five percent of the credit risk of the mortgages or other assets and that the securitizer not hedge or otherwise transfer the risk it is required to retain. Generally, the implemented regulations provide various ways in which the retention of risk requirement can be satisfied and also describes exemptions from the retention requirements for various types of assets, including mortgages.

Activities and Investments of Insured State-Chartered Financial Institutions

Federal law generally prohibits FDIC-insured state banks from engaging as a principal in activities, and from making equity investments, other than those that are permissible for national banks. An insured state bank is not prohibited from, among other things, (1) acquiring or retaining a majority interest in certain subsidiaries, (2) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2.0% of the bank's total assets, (3) acquiring up to 10.0% of the voting stock of a company that solely provides or reinsures directors', trustees' and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions and (4) acquiring or retaining the voting shares of a depository institution if certain requirements are met.

Washington State has enacted a law regarding financial institution parity. The law generally provides that Washington-chartered commercial banks may exercise any of the powers of Washington-chartered savings banks, national banks or federally chartered savings banks, subject to the approval of the Director of the WDFI in certain situations.

Environmental Issues Associated with Real Estate Lending

The Comprehensive Environmental Response, Compensation and Liability Act, or (the "CERCLA"), is a federal statute that generally imposes strict liability on all prior and present "owners and operators" of sites containing hazardous waste. However, Congress has acted to protect secured creditors by providing that the term "owner and operator" excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this "secured creditor" exemption has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for cleanup costs on contaminated property that they hold as collateral for a loan. To the extent that legal uncertainty exists in this area, all creditors, including the Bank, that have made loans secured by properties with potential hazardous waste contamination (such as petroleum contamination) could be subject to liability for cleanup costs, which costs often substantially exceed the value of the collateral property.

Reserve Requirements

The Bank is subject to Federal Reserve regulations pursuant to which depository institutions may be required to maintain non-interest-earning reserves against their deposit accounts and certain other liabilities. Reserves must be maintained against transaction accounts (primarily negotiable order of withdrawal and regular checking accounts). Currently, however, the Federal Reserve is not requiring banks to maintain any reserve amount.

Federal Home Loan Bank System

The Federal Home Loan Bank system consists of 11 regional Federal Home Loan Banks. Among other benefits, each of these serves as a reserve or central bank for its members within its assigned region. Each of the Federal Home Loan Banks makes available loans or advances to its members in compliance with the policies and procedures established by its board of directors. The Bank is a member of the Federal Home Loan Bank of Des Moines (the "Des Moines FHLB"). As a member of the Des Moines FHLB, the Bank is required to own stock in the Des Moines FHLB.

Community Reinvestment Act of 1977

Banks are subject to the provisions of the Community Reinvestment Act of 1977 ("CRA"), which requires the appropriate federal bank regulatory agency to assess a bank's record in meeting the credit needs of the assessment areas serviced by the bank, including low and moderate income neighborhoods. The regulatory agency's assessment of the bank's record is made available to the public. Further, these assessments are considered by regulators when evaluating mergers, acquisitions and applications to open or relocate a branch or facility. The Bank currently has a rating of "Satisfactory" under the CRA.

Dividends

Dividends from the Bank constitute an important source of funds for dividends that may be paid by the Company to shareholders. The amount of dividends payable by the Bank to the Company depends upon the Bank's earnings and capital position and is limited by federal and state laws. Under Washington law dividends on the Bank's capital stock generally may not be paid in an amount greater than its retained earnings without the approval of the WDFI.

The amount of dividends actually paid during any one period will be strongly affected by the Bank's policy of maintaining a strong capital position. Federal law prohibits an insured depository institution from paying a cash dividend if this would cause the institution to be "undercapitalized," as defined in the prompt corrective action regulations. Moreover, the federal bank regulatory agencies have the general authority to limit the dividends paid by insured banks if such payments are deemed to constitute an unsafe and unsound practice.

Consumer Protection Laws and Regulations

The Bank and its affiliates are subject to a broad array of federal and state consumer protection laws and regulations that govern almost every aspect of its business relationships with consumers. While this list is not exhaustive, these include the Truth-in-Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Secure and Fair Enforcement in Mortgage Licensing Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Service Members' Civil Relief Act, the Right to Financial Privacy Act, the Gramm-Leach-Bliley Act, the Home Ownership and Equity Protection Act, the Consumer Leasing Act, the Fair Credit Billing Act, the Homeowners Protection Act, the Check Clearing for the 21st Century Act, laws governing flood insurance, laws governing consumer protections in connection with the sale of insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. Failure to comply with these laws and regulations can subject the Bank to various penalties, including but not limited to, enforcement actions, injunctions, fines, civil money penalties, civil liability, criminal penalties, punitive damages and the loss of certain contractual rights. The Bank has a compliance governance structure in place to help ensure its compliance with these requirements.

The Bank is subject to a variety of provisions related to consumer mortgage including (1) a requirement that lenders make a determination that at the time a residential mortgage loan is consummated the consumer has a reasonable ability to repay the loan and related costs, (2) a ban on loan originator compensation based on the interest rate or other terms of the loan (other than the amount of the principal), (3) a ban on prepayment penalties for certain types of loans, (4) bans on arbitration provisions in mortgage loans and (5) requirements for enhanced disclosures in connection with the making of a loan. The Bank is also subject to mortgage loan application data collection and reporting requirements under the Home Mortgage Disclosure Act and a variety of requirements related to its mortgage loan servicing activities.

The Dodd-Frank Act created the CFPB, an independent bureau that is responsible for regulating consumer financial products and services under federal consumer financial laws. The CFPB has broad rulemaking authority with respect to these laws and exclusive examination and primary enforcement authority regarding such laws with respect to banks with assets of more than $10 billion. If and to the extent that the assets of the Bank exceed $10 billion, whether by organic growth, the combination of the Bank and one or more other entities, or otherwise, the Bank will be subject to ongoing supervision, targeted examinations, more frequent loan portfolio reviews and other enhanced supervision of the CFPB as a result of the greater complexity and impact of risks of larger institutions. The Bank will also be required to provide information to the CFPB on a quarterly basis and will be subject to periodic examinations by the CFPB focused on compliance with consumer laws and regulations.

If the Bank exceeds $10 billion in assets, the changes resulting from the Dodd-Frank Act and CFPB rulemakings and enforcement policies may impact the profitability of our business activities, limit our ability to make, or the desirability of making, certain types of loans, which may require us to change our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business or profitability. If applicable, the changes may also require us to dedicate significant management attention and resources to evaluate and make necessary changes to comply with the new statutory and regulatory requirements.

The Federal Reserve has regulations limiting the amount of debit interchange fees that large bank issuers may charge or receive on their debit card transactions. There is an exemption from the rules for issuers with assets of less than $10 billion.

ITEM 1A RISK FACTORS

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks Related to the Merger

The pendency of the Merger could adversely affect our business, results of operations and financial condition.

The pendency of the Merger could cause disruptions in and create uncertainty surrounding our business, including affecting our relationships with our existing and future customers, suppliers and employees, which could have an adverse effect on our business, results of operations and financial condition, regardless of whether the proposed Merger is completed. In particular, we could potentially lose additional important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the Merger. We could also potentially lose additional customers or suppliers, and business relationships with new customers or supplier contracts could be delayed or decreased. In addition, we have allocated, and will continue to allocate, significant management resources towards the completion of the transaction, which could adversely affect our business and results of operations.

We are subject to restrictions on the conduct of our business prior to the consummation of the Merger as provided in the Merger Agreement, including, among other things, certain restrictions on our ability to acquire other businesses, sell or transfer our assets, and amend our organizational documents. These restrictions could result in our inability to respond effectively to competitive pressures, industry developments and future opportunities, retain key employees and may otherwise harm our business, results of operations and financial condition.

Because of the risks associated with the Merger, we can provide no assurance that the Merger will close on the terms and conditions we currently anticipate.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Merger.

Before the Merger may be completed, various consents, approvals, waiver or non-objections must be obtained from state and federal governmental authorities, including the Federal Reserve Board, the Office of the Comptroller of the Currency ("OCC") and the Director of the State of Washington Department of Financial Institutions. Satisfying the requirements of these governmental authorities may delay the date of completion of the Merger, or one or more of these approvals may not be obtained at all. In addition, these governmental authorities may include conditions or restrictions on the completion of the Merger, or require changes to the terms of the Merger. Under the Merger Agreement, the parties are not obligated to complete the Merger should any required regulatory approval contain any condition or restriction that would reasonably be expected to have a "material adverse effect" (as defined in the Merger Agreement) on the surviving entity in the Merger and its subsidiaries, taken as a whole, after giving effect to the Merger and the related merger of HomeStreet Bank into a wholly owned subsidiary of FirstSun.

The Merger Agreement and the transactions contemplated by the Merger Agreement are subject to approval by shareholders of the Company.

The Merger cannot be completed unless, among other conditions, the Merger Agreement and the transactions contemplated by the Merger Agreement are approved by the affirmative vote of a majority of the outstanding shares of the Company's common stock entitled to vote thereon (the "Requisite Company Vote"). If the Company's shareholders do not approve the Merger and related transactions by the Requisite Company Vote, the Merger cannot be completed.

Combining the companies may be more difficult, costly, or time-consuming than expected.

The Company and FirstSun have operated and, until the completion of the Merger, will continue to operate independently. The success of the Merger, including anticipated benefits and cost savings, will depend, in part, on FirstSun's ability to successfully combine and integrate the businesses of FirstSun and the Company in a manner that permits growth opportunities and does not materially disrupt the existing customer relations or result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that could adversely affect the combined company's ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the Merger. The loss of key employees could adversely affect the Company's ability to successfully conduct its business, which could have an adverse effect on the Company's financial results and the value of the Company's common stock. If FirstSun experiences difficulties with the integration process, the anticipated benefits of the Merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause FirstSun and/or the Company to lose customers or cause customers to remove their accounts from FirstSun and/or the Company and move their business to competing financial institutions. Integration efforts will also divert management attention and resources. In addition, the actual cost savings of the Merger could be less than anticipated.

Failure to complete the Merger could negatively impact the stock price of the Company and future businesses and financial results of the Company.

The Merger Agreement is subject to a number of customary closing conditions, including the receipt of regulatory approvals and the Requisite Company Vote. Conditions to the closing of the Merger may not be fulfilled in a timely manner or at all and, accordingly, the Merger may be delayed or may not be completed. In addition, we and/or FirstSun may elect to terminate the Merger Agreement under certain conditions. If the Merger is not completed, the ongoing businesses, financial condition and results of operation of the Company may be adversely affected and market prices of the Company's common stock may decline significantly, particularly to the extent that the current market prices reflect a market assumption that the Merger will be consummated. If the consummation of the Merger is delayed, including by the receipt of a competing acquisition proposal, the Company's business, financial condition and results of operations may be materially adversely affected.

In addition, the Company has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement, as well as the costs and expenses of filing, printing and mailing the joint proxy statement/prospectus and all filing and other fees paid to the SEC and other regulatory agencies in connection with the Merger. If the Merger is not completed, the Company would have to recognize these expenses without realizing the expected benefits of the Merger. Any of the foregoing, or other risks arising in connection with the failure of or delay in consummating the Merger, including the diversion of management's attention from pursuing other opportunities and the constraints in the Merger Agreement on the ability to make significant changes to the Company's ongoing business during the pendency of the Merger, could have a material adverse effect on the Company's businesses, financial conditions and results of operations.

Additionally, the Company's business may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger. If the Merger Agreement is terminated and the Company's board of directors seeks another merger or business combination, the Company's shareholders cannot be certain that the Company will be able to find a party willing to engage in a transaction on more attractive terms than the proposed Merger.

Because the market price of FirstSun common stock will fluctuate, the Company's shareholders cannot be certain of the market value of the Merger consideration they will receive.

In the Merger, each share of Company common stock that is issued and outstanding immediately prior to the effective time of the Merger (except for certain excluded shares) will be converted into 0.4345 of a share of FirstSun common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either FirstSun common stock or Company common stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in FirstSun's and the Company's businesses, operations and prospects, volatility in the prices of securities in global financial markets, including market prices for the common stock of other banking companies, and changes in laws and regulations, many of which are beyond FirstSun's and the Company's control. The value that the Company's shareholders will receive upon the closing of the Merger will depend on the market price of FirstSun common stock at the closing of the Merger, which is currently traded only on the OTC Bulletin Board but is expected to be approved for listing on the Nasdaq Stock Market prior to the effective time of the Merger. Accordingly, at the time of the special meeting of shareholders of the Company to vote on the Merger Agreement, shareholders may not know the market value of the consideration that they will receive upon completion of the Merger.

The market price of FirstSun common stock after the Merger may be affected by factors different from those currently affecting the shares of FirstSun common stock or Company common stock.

Following the Merger, shareholders of the Company will become FirstSun stockholders. FirstSun's business differs from that of the Company and certain adjustments may be made to FirstSun's business as a result of the Merger. Accordingly, the results of operations of the combined company and the market price of FirstSun common stock after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of FirstSun and the Company.

Issuance of shares of FirstSun common stock in connection with the Merger may adversely affect the market price of FirstSun common stock.

In connection with the payment of the merger consideration, FirstSun will issue shares of FirstSun common stock to the Company's shareholders. In addition, FirstSun will issue 2,923,077 shares of its common stock to certain investors in exchange for $95 million concurrently with the closing of the Merger. The issuance of these new shares of FirstSun common stock may result in fluctuations in the market price of FirstSun common stock, including a stock price decrease.

In connection with the Merger, FirstSun will assume the Company's outstanding debt obligations under its indentures, and the combined company's level of indebtedness following the completion of the Merger could adversely affect the combined company's ability to raise additional capital and to meet its obligations under its existing indebtedness.

In connection with the Merger, FirstSun will assume the Company's outstanding debt obligations under the Company's indentures. FirstSun's existing debt, together with any future incurrence of additional indebtedness, and the assumption of the Company's outstanding indebtedness, could have important consequences for the combined company's creditors and the combined company's stockholders. For example, it could:

- limit the combined company's ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
- restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;
- restrict the combined company from paying dividends to its stockholders;
- increase the combined company's vulnerability to general economic and industry conditions; and
- require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company's indebtedness, thereby reducing the combined company's ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

The announcement of the proposed Merger could disrupt the Company's and FirstSun's respective relationships with their customers, suppliers, business partners and others, as well as their operating results and businesses generally.

Whether or not the Merger is ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Merger on the Company's and FirstSun's businesses include the following:

- their employees may experience uncertainty about their future roles, which might adversely affect FirstSun's or the Company's ability to retain and hire key personnel and other employees;
- customers, suppliers, business partners and other parties with which FirstSun and the Company maintain business relationships may experience uncertainty about their respective futures and seek alternative relationships with third parties, seek to alter their business relationships with FirstSun and the Company or fail to extend an existing relationship with FirstSun and the Company; and
- FirstSun and the Company have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Merger.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party's results of operations and financial condition. In addition, if the Merger Agreement is terminated and the Company seeks another merger or business combination, the market price of our common stock could decline, which could make it more difficult to find a party willing to offer equivalent or more attractive consideration than the consideration FirstSun has agreed to provide in the Merger.

The Merger Agreement limits the Company's ability to pursue alternatives to the Merger and may discourage other companies from trying to acquire the Company.

The Merger Agreement contains "no shop" covenants that restrict each of FirstSun's and the Company's ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate, inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by FirstSun's and the Company's respective board of directors, engage in any negotiations concerning, or provide any confidential or non-public information or data relating to, any acquisition proposal. These provisions, which include a $10 million termination fee payable by the Company under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of the Company from considering or proposing that acquisition.

Holders of Company common stock will have reduced ownership and voting interest in the combined company after the consummation of the Merger and have less influence over management and the policies of the combined company.

Shareholders of FirstSun and the Company currently have the right to vote in the election of the board of directors and on other matters affecting FirstSun and the Company, respectively. Assuming the Merger is completed, each Company shareholder (subject to certain exceptions) will become a holder of common stock of the combined company, together with existing FirstSun stockholders. The Company shareholders will then own approximately 22% of the combined company (after taking into account 2,461,583 shares of FirstSun common stock issued to certain equity investors of FirstSun concurrently with the execution of the Merger Agreement and 2,923,077 shares to be issued to such equity investors concurrently with the closing of the Merger), which is lower than the public ownership of the Company prior to the consummation of the Merger, which was 97% as of February 23, 2024. Because of this, the Company's shareholders in the aggregate will have less influence on the management and policies of the combined company than they now have on the management and policies of the Company.

Shareholder litigation could prevent or delay the completion of the Merger or otherwise negatively impact the business and operations of FirstSun and the Company.

Shareholders of FirstSun or the Company may file lawsuits against FirstSun, the Company and/or the directors and officers of either company in connection with the Merger. One of the conditions to the closing is that there must be no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement. If any plaintiff were successful in obtaining an injunction prohibiting FirstSun or the Company from completing the Merger or any of the other transactions contemplated by the Merger Agreement, then such injunction may delay or prevent the effectiveness of the Merger and could result in significant costs to FirstSun or the Company, including any cost associated with the indemnification of directors and officers of each company. FirstSun and the Company may incur costs in connection with the defense or settlement of any stockholder or shareholder lawsuits filed in connection with the Merger. Such litigation could have an adverse effect on the financial condition and results of operations of FirstSun and the Company and could prevent or delay the completion of the Merger.

Risk Related to Market Factors

Changes to monetary policy by the Federal Reserve have and could further adversely impact our results of operations.

The Federal Reserve is responsible for regulating the supply of money in the United States, including open market operations used to stabilize prices in times of economic stress, as well as setting monetary policies. These activities strongly influence our rate of return on certain investments, our hedge effectiveness for mortgage servicing and our mortgage origination pipeline, as well as our costs of funds for lending and investing, all of which may adversely impact our liquidity, results of operations, financial condition and capital position.

Changes in market factors beyond our control, including fluctuation in interest rates, have and could further adversely impact our profitability and financial results.

Market factors outside of our control, including changing interest rate environments, regulatory decisions, increased competition, changes in the yield curve, consumer confidence, rates of unemployment and other forces of market volatility, can have a significant impact on our results of operations, financial condition and capital positions.

Our earnings are dependent on the difference between the interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in interest rates impact the rates earned on loans and investment securities and the rates paid on deposits and borrowings and may negatively impact our ability to attract deposits, make loans, and achieve satisfactory interest rate spreads. In addition, changes to market interest rates may impact the demand for loans, levels of deposits and investments and the credit quality of existing loans. These rate changes have and may further adversely impact our liquidity, financial condition, results of operations and capital position.

The rate of prepayment of loans, which is impacted by changes in interest rates and general economic conditions, among other things, impacts the value of our MSRs. We actively hedge this risk with financial derivative instruments to mitigate losses, but changes in interest rates can be difficult to predict and changes in our hedging instruments may not correlate with changes in the values of our MSRs and LHFS.

In addition to overall fluctuations in interest rates, asymmetrical changes in interest rates, for example a greater increase in short term rates than in long term rates, could adversely impact our net interest income because our liabilities tend to be more sensitive to short term rates while our assets tend to be more sensitive to long term rates. In addition, it may take longer for our assets to reprice to adjust to a new rate environment because fixed rate loans do not fluctuate with interest rate changes and adjustable rate loans often have a specified initial fixed rate period before reset. As a result, a flattening or an inversion of the yield curve is likely to have a negative impact on our net interest income.

Our securities portfolio also includes securities whose value is sensitive to interest rate fluctuations. The unrealized gains or losses in our available-for-sale portfolio are reported as a separate component of shareholders' equity until realized upon sale. Interest rate fluctuations may impact the value of these securities and as a result, shareholders' equity, and may cause material fluctuations from quarter to quarter. Failure to hold our securities until maturity or until market conditions are favorable for a sale could adversely affect our operating results, financial condition and capital position.

Inflation could negatively impact our business and profitability.

Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including increasing funding costs and expenses related to talent acquisition and retention, and negatively impacting the demand for our products and services. Additionally, inflation may lead to a decrease in consumer and clients purchasing power and negatively affect the need or demand for our products and services. If significant inflation continues, our business could be negatively affected by, among other things, increased default rates leading to credit losses.

The financial services industry is highly competitive, and as a result, our business, results of operations, financial condition and capital position may be adversely affected.

We face pricing competition for loans and deposits, both in pricing and products, as well as in customer service and convenience. Our most direct competition comes from other banks, credit unions, mortgage banking companies and finance companies, and more recently, competition has also come from companies that rely heavily on technology to provide financial services, are moving to provide cryptocurrency products and offerings, and often target a younger customer demographic. The significant competition in attracting and retaining deposits and making loans, as well as in providing other financial services, throughout our market area may impact future earnings and growth. Our success depends, in part, on the ability to adapt products and services to evolving industry standards and customer preferences and trends and provide consistent customer service while keeping costs in line. We sometimes experience increasing pressure to provide products and services at lower prices, which could reduce net interest income and noninterest income from fee-based products and services. New technology-driven products and services are often introduced and adopted, including innovative ways that customers can make payments, access products and manage accounts. We could be required to make substantial capital expenditures to modify or adapt existing products and services or develop new products and services. We may not be successful in introducing new products and services or those new products may not achieve market acceptance. In addition, advances in technology such as telephone, text and online banking, e-commerce and self-service automatic teller machines and other equipment, as well as changing customer preferences to access our products and services through digital channels, could decrease the value of our branch network and other assets. As a result of these competitive pressures, our business, financial condition, results of operations and capital position may be adversely affected.

The use of the Secured Overnight Financing Rate ("SOFR") as an index replacement for LIBOR may adversely impact our net interest income and create litigation exposure.

In the U.S., the Alternative Rates Reference Committee, convened in 2014 by a group of market participants to help ensure a successful transition away from LIBOR, identified SOFR has its preferred alternative rate. SOFR is a single overnight rate, while LIBOR includes rates of different tenors, and SOFR is considered a credit risk-free rate, while LIBOR incorporates an evaluation of credit risk. In 2020, we transitioned to SOFR the majority of our products indexed to LIBOR.

Implementation of SOFR is intended to have a minimal economic effect on borrowers under LIBOR-indexed instruments. Margins or spreads on new SOFR-indexed products may result in lower rates because SOFR is typically likely to be lower when compared to LIBOR, resulting in reduced spreads and a lower net interest income. However, it is impossible to predict whether the SOFR index could be more volatile than LIBOR, which could thereby increase loan rates and borrowing costs on borrowing facilities previously indexed to LIBOR. Borrowers may not fully understand SOFR as an index replacement or may be adversely impacted by implementation of SOFR. The transition to SOFR, or a transition to any other index that becomes widely accepted in the marketplace, could also result in borrower confusion and additional operational, compliance, systems and other related transition costs. This transition may also result in our customers challenging the determination of their interest payments, entering into fewer transactions or postponing their financing needs, and we may be subject to disputes or litigation with borrowers over the appropriateness or comparability of SOFR or other selected indices to LIBOR. These potential outcomes could have an adverse effect on our financial condition, results of operations and capital position.

To support our growth, we may need to rely on funding sources in addition to growth in deposits and such funding sources may not be adequate or may be more costly.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to deposit growth and repayments and maturities of loans and investments, including Federal Home Loan Bank advances, proceeds from the sale of loans, federal funds purchased, brokered certificates of deposit and issuance of equity or debt securities. Adverse operating results or changes in industry conditions could lead to difficulty or an inability to access these additional funding sources and could make our existing funds more volatile. Our financial flexibility may be materially constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. When interest rates change, the cost of our funding may change at a different rate than our interest income, which may have a negative impact on our net interest income and, in turn, our results of operations and capital position. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In that case, our results of operations and capital position would be adversely affected. Further, the volatility inherent in some of these funding sources, particularly brokered deposits, may increase our exposure to liquidity risk.

Risks Related to Operations

Our employees hybrid-remote work schedules may create failure or circumvention of our controls and procedures, including safeguarding our confidential information.

Many of our employees work from home in a hybrid-remote work schedule. We face risks associated with having a significant portion of our employees working from home as we may have less oversight over certain internal controls and the confidentiality requirements of our compliance and contractual obligations may be more challenging to meet as confidential information is being accessed from a wider range of locations and there may be more opportunity for inadvertent disclosure or malicious interception. Many of our vendors also allow their workforce to work from home, which may create similar issues if our confidential information is being accessed by employees of those vendors in connection with their performance of services for us. While we have not identified any significant concerns to date with our internal controls, compliance obligations or confidentiality requirements, the change in work environment, team dynamics and job responsibilities for us and our vendors could increase our risk of failure in these areas, which could have a negative impact on our financial condition and results of operations and heightened, compliance, operational and reputational risks.

We rely on third party purchasers to buy our loans in the secondary market, and changes to their policies and practices may significantly impact our financial results.

We originate a substantial portion of our single family mortgage loans for sale to third party investors, including government-sponsored enterprises ("GSEs") such as Fannie Mae, Freddie Mac and Ginnie Mae. Changes in the types of loans purchased by these GSEs or the program requirements for those entities could adversely impact our ability to sell certain of the loans we originate for sale, leaving us unable to find a buyer on similar terms. Similarly, changes in the fee structures by any of our third party loan purchasers, including the GSEs, may increase our costs of doing business, the cost of loans to our customers, and the cost of selling loans to third party loan purchasers, all of which could in turn decrease our margin and negatively impact our profitability. In addition, significant changes in the underwriting criteria of third party loan purchasers could increase our costs or decrease our ability to sell into the secondary markets. Any of these changes can have a negative impact on our liquidity, financial condition, results of operations and capital position.

We are bound by representations or warranties we make to third party purchasers of our loans or mortgage servicing rights ("MSRs") and may be liable for certain costs and damages if those representations are breached.

We make certain representations and warranties to third party purchasers of our loans, including GSEs, about the loans and the manner in which they were originated, including adherence to strict origination guidelines for loans originated for sale to GSEs. Our sale agreements generally require us to either repurchase loans if we have breached any of these representations or warranties, which may result in recording a loss and/or bearing any subsequent loss on the loan, or pay monetary penalties. We may not be able to recover our losses from a borrower or other third party in the event of such a breach of representation or warranty due to a lack of remedies or lack of financial resources of the borrower, and may be required to bear the full amount of the related loss. Similarly, we have sold significant amounts of our MSRs in recent years, and the agreements governing those sales also have representations and warranties relating to the documentation and collectability of those MSRs; a breach of those representations and warranties could also require us to either pay monetary damages or, in some cases, repurchase the defective MSRs.

We also originate, purchase, sell and service loans insured by the Federal Housing Administration ("FHA") and U.S. Department of Housing and Urban Development ("HUD") or guaranteed by the U.S. Department of Veterans Affairs ("VA"), and we certify that such loans have met their requirements and guidelines. We are subject to audits of our processes, procedures and documentation of such loans, and any violations of the guidelines can result in monetary penalties, which could be significant if there are systemic violations, as well as indemnification requirements or restrictions on participation in the program.

If we experience increased repurchase and indemnity demands on loans or MSRs that we have sold or that we sell from our portfolios in the future, or if we are assessed significant penalties for violations of origination guidelines, our liquidity, financial condition, results of operations and capital position may be adversely affected.

A portion of our revenue is derived from residential mortgage lending which is a market sector that experiences significant volatility.

Residential mortgage lending is subject to substantial volatility due to changes in interest rates, a significant lack of housing inventory in our principal markets, and other market forces beyond our control. Increases in interest rates have and in the future may materially and adversely affect our future loan origination volume and margins. During 2023, primarily as a result of the significant increase in interest rates, our mortgage origination volume decreased by 42% when compared to 2022. Decreases in the availability of housing inventory may reduce demand and adversely impact our future loan origination volume. Decreases in the value of the collateral securing our outstanding loans may increase rates of borrower default which would adversely affect our financial condition, results of operations and capital position.

Our capital management strategy may impact the value of our common stock and could negatively impact our ability to maintain a well-capitalized position.

We actively manage our capital levels with a goal of returning excess capital to shareholders, which we currently do through dividend and stock repurchase programs. While we have been able to sustain our dividend payments, a materially negative change to our business, results of operations and capital position, could cause us to suspend dividend payments to preserve capital. In addition, the amount and declaration of future cash dividends are subject to our level of profitability, approval by our Board of Directors and certain legal and regulatory restrictions.

While the intent of our capital management strategy is to improve the long-term value of our stock, we cannot be assured that stock repurchases will actually enhance long-term shareholder value. Repurchases may affect our stock price and increase its volatility in the short term. While the existence of the program may increase the price and decrease liquidity in our stock in the short term, other market factors may cause the price of our common stock to fall below the price we paid for the repurchase of our common stock. As a result, shareholders may not see an increase in the value of their holdings.

While we historically have maintained capital ratios at a level higher than the regulatory minimums to be "well-capitalized", our capital ratios in the future may decrease due to economic changes, utilization of capital to take advantage of growth or investment opportunities, or the return of additional capital to our shareholders. In the event the quality of our assets or our economic position were to deteriorate significantly, lower capital ratios may require us to raise additional capital in the future in order to remain compliant with capital standards. We may not be able to raise such additional capital at the time when we need it, or on terms that are acceptable to us, especially if capital markets are especially constrained, if our financial performance weakens, or if we need to do so at a time when many other financial institutions are competing for capital from investors in response to changing economic conditions. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, results of operations and capital position. In addition, any capital raising alternatives could dilute the value of our outstanding common stock held by our existing shareholders and may adversely affect the market price of our common stock.

HomeStreet, Inc. primarily relies on dividends from the Bank, which may be limited by applicable laws and regulations.

HomeStreet, Inc. is a separate legal entity from the Bank, which is the primary source of funds available to HomeStreet Inc. to service its debt, fund its operations, pay dividends to shareholders, repurchase shares and otherwise satisfy its obligations. The availability of dividends from the Bank is limited by various statutes and regulations, capital rules regarding requirements to maintain a "well capitalized" ratio at the Bank, as well as by our policy of retaining a significant portion of our earnings to support the Bank's operations. For additional information on these restrictions, see "Item 1 Business" in this 10-K. If the Bank cannot pay dividends to HomeStreet Inc., HomeStreet, Inc. may be limited in its ability to service its debt, fund its operations, repurchase shares and pay dividends to its shareholders.

Our business is geographically confined to certain metropolitan areas of the Western United States, and events and conditions that disproportionately affect those areas may pose a more pronounced risk for our business.

Although we presently have retail deposit branches in four states, with lending offices in these states and two others, a substantial majority of our revenues are derived from operations in the Puget Sound region of Washington, the Portland, Oregon metropolitan area, the San Francisco Bay Area, and the Los Angeles, Orange County, Riverside and San Diego metropolitan areas in Southern California. All of our markets are located in the Western United States. Each of our primary markets is subject to various types of natural disasters, including earthquakes, wildfires, volcanic eruptions, mudslides and floods, and many have experienced disproportionately significant economic volatility in the past, as well as more recent local political unrest and calls to action, including calls for rent disruption, when compared to other parts of the United States. Economic events, political unrest or natural disasters that affect the Western United States and our primary markets in that region may have an unusually pronounced impact on our business. Because our operations are not more geographically diversified, we may lack the ability to mitigate those impacts from operations in other regions of the United States.

The significant concentration of real estate secured loans in our portfolio has had a negative impact on our asset quality and profitability in the past and it may not have such impact in the future.

A substantial portion of our loans are secured by real property, including a growing portfolio of commercial real estate ("CRE") loans. Our real estate secured lending is generally sensitive to national, regional and local economic conditions, making loss levels difficult to predict. Declines in real estate sales and prices, significant increases in interest rates, unforeseen natural disasters and a decline in prevailing economic conditions may result in higher than expected loan delinquencies, foreclosures, problem loans, other real estate owned ("OREO"), net charge-offs and provisions for credit and OREO losses. If real estate market values decline significantly, as they did in the 2008 to 2011 recession, the collateral for our loans may provide less security and reduce our ability to recover the principal, interest and costs due on defaulted loans. Such declines may have a greater effect on our earnings and capital than on the earnings and capital of financial institutions whose loan portfolios are more diversified, and as a result, we have faced and we could face in the future reduced liquidity, constraints on capital resources, increased obligations to investors to whom we sell mortgage loans, declining income on mortgage servicing fees and a related decrease in the value of MSRs, and declining values on certain securities we hold in our investment portfolio.

Deficiencies in our internal controls over financial reporting or enterprise risk management framework may result in ineffective mitigation of risk or an inability to identify and accurately report our financial results.

Our internal controls over financial reporting are intended to ensure we maintain accurate records, promote the accurate and timely reporting of our financial information, maintain adequate control over our assets, and prevent and detect unauthorized acquisition, use or disposition of our assets. Effective internal and disclosure controls are necessary for us to provide reliable financial reports, effectively prevent fraud, and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results may be harmed. In addition to our internal controls, we use an enterprise risk management framework in an effort to achieve an appropriate balance between risk and return, with established processes and procedures intended to identify, measure, monitor, report, analyze and control our primary risks, including liquidity risk, credit risk, price risk, interest rate risk, operational risk, including cybersecurity risks, legal and compliance risk, strategic risk and reputational risk. We also maintain a compliance program to identify, measure, assess and report on our adherence to applicable laws, policies and procedures.

Our controls and programs may not effectively mitigate all risk and limit losses in our business. In addition, as we make strategic shifts in our business, we implement new systems and processes. If our change management processes are not sound and adequate resources are not deployed to support these implementations and changes, we may experience additional internal control deficiencies that could expose the Company to operating losses or cause us to fail to appropriately anticipate or identify new risks related to such shifts in the business. Any failure to maintain effective controls or timely implement any necessary improvement of our internal and disclosure controls in the future could create losses, cause us to incur additional costs or fail to meet our reporting obligations. Failing to maintain an effective risk management framework or compliance program could also expose us to losses, adverse impacts to our financial position, results of operations and capital position, or regulatory criticism or restrictions.

We use a variety of estimates in our accounting processes which may prove to be imprecise and result in significant changes in valuation and inaccurate financial reporting.

We use a variety of estimates in our accounting policies and methods, including complex financial models designed to value certain of our assets and liabilities, including our allowance for credit losses. These models are complex and use specific judgment-based assumptions about the effect of matters that are inherently uncertain. Different assumptions in these models could result in significant changes in valuation, which in turn could affect earnings or result in significant changes in the recorded amount of assets and liabilities reported on the balance sheet. The assumptions used may be impacted by numerous factors, including economic conditions, consumer behavior, changes in interest rates and changes in collateral values. A failure to make appropriate assumptions in these models could have a negative impact on our liquidity, result of operations and capital position.

We are subject to extensive and complex regulations which are costly to comply with and may subject us to significant penalties for noncompliance.

Our operations are subject to extensive regulation by federal, state and local governmental authorities, including the FDIC, the Washington Department of Financial Institutions and the Federal Reserve, and to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Many of these laws are complex, especially those governing fair lending, predatory or unfair or deceptive practices, and the complexity of those rules creates additional potential liability for us because noncompliance could result in significant regulatory action, including restrictions on operations and fines, and could lead to class action lawsuits from shareholders, consumers and employees. In addition, various states have their own laws and regulations, especially California, which has heightened data privacy, employment law and consumer protection regulations, and the cost of complying with state rules that differ from federal rules can significantly increase compliance costs.

Our consumer business, including our mortgage and other consumer lending and non-lending businesses, is also governed by policies enacted or regulations adopted by the CFPB which under the Dodd-Frank Act has broad rulemaking authority over consumer financial products and services. Our regulators, including the FDIC, use interpretations from the CFPB and relevant statutory citations in certain parts of their assessments of our regulatory compliance, including the Real Estate Settlement Procedures Act, the Final Integrated Disclosure Rule, known as TRID, and the Home Mortgage Disclosure Act, adding to the complexity of our regulatory requirements, increasing our data collection requirements and increasing our costs of compliance. The laws, rules and regulations to which we are subject evolve and change frequently, including changes that come from judicial or administrative agency interpretations of laws and regulations outside of the legislative process that may be more difficult to anticipate, and changes to our regulatory environment are often driven by shifts of political power in the federal government. In addition, we are subject to various examinations by our regulators during the course of the year. Regulatory authorities who conduct these examinations have extensive discretion in their supervisory and enforcement activities, including the authority to restrict our operations and certain corporate actions. Administrative and judicial interpretations of the rules that apply to our business may change the way such rules are applied, which also increases our compliance risk if the interpretation differs from our understanding or prior practice. Moreover, an increasing amount of the regulatory authority that pertains to financial institutions is in the form of informal "guidance" such as handbooks, guidelines, examination manuals, field interpretations by regulators or similar provisions that could affect our business or require changes in our practices in the future even if they are not formally adopted as laws or regulations. Any such changes could adversely affect our cost of doing business and our profitability.

In addition, changes in regulation of our industry have the potential to create higher costs of compliance, including short-term costs to meet new compliance standards, limit our ability to pursue business opportunities and increase our exposure to potential fines, penalties and litigation.

Significant legal claims or regulatory actions could subject us to substantial uninsured liabilities and reputational harm and have a material adverse effect on our business and results of operations.

We are from time to time subject to legal claims or regulatory actions related to our operations. These legal claims or regulatory actions could include supervisory or enforcement actions by our regulators, criminal proceedings by prosecutorial authorities, claims by customers or by former and current employees, including class, collective and representative actions, or environmental lawsuits stemming from property that we may hold as OREO following a foreclosure action in the course of our business. Such actions are a substantial management distraction and could involve large monetary claims, including civil money penalties or fines imposed by government authorities and significant defense costs.

To mitigate the cost of some of these claims, we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. However, our insurance coverage does not cover any civil monetary penalties or fines imposed by government authorities and may not cover all other claims that might be brought against us, including certain wage and hour class, collective and representative actions brought by customers, employees or former employees. In addition, such insurance coverage may not continue to be available to us at a reasonable cost or at all. As a result, we may be exposed to substantial uninsured liabilities, which could adversely affect our business, prospects, financial condition, results of operations and capital position. Substantial legal liability or significant regulatory action against us could cause significant reputational harm to us and/or could have a material adverse impact on our business, prospects, financial condition, results of operations and capital position.

If we are not able to retain or attract key employees, or if we were to suffer the loss of a significant number of employees, we could experience a disruption in our business.

As the Company has focused on efficiency in recent years, we have significantly reduced our employee headcount. However, hiring remains competitive in certain areas of our business. We rely on a number of key employees who are highly sought after in the industry. If a key employee or a substantial number of employees depart or become unable to perform their duties, it may negatively impact our ability to conduct business as usual. We might then have to divert resources from other areas of our operations, which could create additional stress for other employees, including those in key positions. The loss of qualified and key personnel, or an inability to continue to attract, retain and motivate key personnel could adversely affect our business and consequently impact our financial condition and results of operations.

Our customers may be negatively impacted by a pandemic, which may result in adverse impacts to our financial position and results of operations.

In the event of future public health crises, epidemics, pandemics or similar events, the communities where we do business may be put under varying degrees of restrictions on social gatherings and retail operations. These restrictions, combined with related changes in consumer behavior and significant increases in unemployment, may result in extreme financial hardship for certain industries, especially travel, energy, hotel, food and beverage service and retail. Some of our customers may be unable to meet their debt obligations to us in a timely manner, or at all, and we may experience a heightened number of requests from customers for forbearances on loans.

If pandemic related Federal, state and local moratoriums on evictions for non-payment of rent are enacted, they may negatively impact the ability of some borrowers to make payments on loans made for multifamily housing. In addition, such action may ultimately cause a meaningful number of loans in our portfolio to need forbearance or significant modification and migrate to an adverse risk rating because of impacts of an economic recession. In light of these, and other credit issues, we cannot be sure that our allowance for credit losses will be adequate or that additional increases to the allowance for credit losses will not be needed in subsequent periods. If our allowance is not adequate, future net charge-offs may be in excess of our current expected losses, which would create the need for more provisioning and will have a negative impact on our financial condition, results of operations and capital position.

Risks Related to Information Technology

HomeStreet's operational systems and networks, and those of our third-party vendors, have been, and will continue to be, subject to continually evolving cybersecurity risks that have resulted in or could result in the theft, loss, misuse or disclosure of confidential client or customer information or otherwise disrupt or adversely affect our business.

As a financial institution, we are susceptible to fraudulent activity, operational and informational security breaches and cybersecurity incidents that are committed against us or our customers, employees, third-party vendors and others, which may result in financial losses or increased costs, disclosure or misuse of our information or customer information, misappropriation of assets, data privacy breaches, litigation or reputational damage. Related risks for financial institutions have increased in recent years in part because of proliferation and use of new and existing technologies to conduct financial transactions and transmit data, as well as the increased sophistication and unlawful or clandestine activities of organized crime, state-sponsored and other hackers, terrorists, activists, and other malicious external parties to engage in fraudulent activity such as phishing or check, electronic or wire fraud, unauthorized access to our controls and systems, denial or degradation of service attacks, malware and other dishonest acts. Within the financial services industry, the commercial banking sector has generally experienced, and will continue to experience, increased electronic fraudulent activity, security breaches and cybersecurity-related incidents. The nature of our industry sector exposes us to these risks because our business and operations include the protection and storage of confidential and proprietary corporate and personal information, including sensitive financial and other personal data, and any breach thereof could result in identity theft, account or credit card fraud or other fraudulent activity that could involve their accounts and business with us. The risk to our organization may be further elevated over the near term because of recent geopolitical events in Eastern Europe and Asia, which may result in increased attacks against U.S. critical infrastructure, including financial institutions.

Our computer systems, software and networks are subject to ongoing cyber incidents such as unauthorized access; loss or destruction of data (including confidential client information); account takeovers; unavailability of service; computer viruses or other malicious code; cyber-attacks; and other events. While we have experienced and continue to experience various forms of these cyber incidents in the past, we have not been materially impacted by them. Cyber incidents may not occur again, and they could occur more frequently and on a more significant scale.

Our business and operations rely on the secure processing, transmission, protection and storage of confidential, private and personal information by our computer operation systems and networks, as well as our online banking or reporting systems used by customers to effect certain financial transactions, all of which are either managed directly by us or through our third-party data processing vendors. The secure maintenance and transmission of confidential information, and the execution of transactions through our systems, are critical to protecting us and our customers against fraud and security breaches and to maintain customer confidence. To access our products and services, our customers may use personal computers, smartphones, tablet PCs, and other mobile devices that function beyond our control systems. Although we believe we have invested in, and plan to continue investing in, maintaining and routinely testing adequate operational and informational security procedures and controls, we rely heavily on our third-party vendors, technologies, systems, networks and our customers' devices, all of which are the target of cyber-attacks, computer viruses, malicious code, unauthorized access, hackers or information security breaches that have resulted in and could again in the future result in the unauthorized release, gathering, monitoring, misuse, loss, theft or destruction of our confidential, proprietary and other information or that of our customers, or that could disrupt our operations or those of our customers or third parties. Even though we invest in, maintain and routinely test our operational and informational security procedures and controls, we may fail to anticipate or sufficiently mitigate security breaches, or we may experience data privacy breaches, that could result in losses to us or our customers, damage to our reputation, incurrence of significant costs, business disruption, our inability to grow our business and exposure to regulatory scrutiny or penalties, litigation and potential financial liability, any of which could adversely affect our business, financial condition, results of operations or capital position.

Our computer systems could be vulnerable to unforeseen problems other than cybersecurity related incidents or other data security breaches, including the potential for infrastructure damage to our systems or the systems of our vendors from fire, power loss, telecommunications failure, physical break-ins, theft, natural disasters or similar catastrophic events. Any damage or failure that causes interruptions in operations may compromise our ability to perform critical functions in a timely manner (or may give rise to perceptions of such compromise) and could increase our costs of doing business, or have a material adverse effect on our results of operations results as well as our reputation and customer or vendor relationships.

In addition, some of the technology we use in our regulatory compliance, including our mortgage loan origination and servicing technology, as well as other critical business activities such as core systems processing, essential web hosting and deposit and processing services, as well as security solutions, are provided by third party vendors. If those providers fail to update their systems or services in a timely manner to reflect new or changing regulations, or if our personnel operate these systems in a non-compliant manner, our ability to meet regulatory requirements may be impacted and may expose us to heightened regulatory scrutiny and the potential for monetary penalties. These vendors are also sources of operational and informational security risk to us, including from interruptions or failures of their own systems, cybersecurity or ransomware attacks, capacity constraints or failures of their own internal controls. Such third parties are targets of cyber-attacks, computer viruses, malicious code, unauthorized access, hackers, ransomware attacks or information security breaches that have compromised and could again in the future compromise the confidential or proprietary information of HomeStreet and our customers.

The failure to protect our customers' confidential information, data and privacy could adversely affect our business.

We are subject to federal and state privacy regulations and confidentiality obligations, including the California Consumer Privacy Act of 2018 and the California Privacy Rights Act of 2020, that, among other things restrict the use and dissemination of, and access to, certain information that we produce, store or maintain in the course of our business and establishes a new state agency to enforce these rules. We also have contractual obligations to protect certain confidential information we obtain from our existing vendors and customers. These obligations generally include protecting such confidential information in the same manner and to the same extent as we protect our own confidential information, and in some instances may impose indemnity obligations on us relating to unlawful or unauthorized disclosure of any such information.

The continued development and enhancement of our information security controls, processes and practices designed to protect customer information, our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for our management as we increase our online and mobile banking offerings. As cyber threats continue to evolve, including supply chain risks, our costs to combat the cybersecurity threat may also increase. Nonetheless, our measures may be insufficient to prevent all physical and electronic break-ins, denial of service and other cyber-attacks or security breaches. If we do not properly comply with privacy regulations and contractual obligations that require us to protect confidential information, or if we experience a security breach or network compromise, we could face regulatory sanctions, penalties or fines, increased compliance costs, remedial costs such as providing credit monitoring or other services to affected customers, litigation and damage to our reputation, which in turn could result in decreased revenues and loss of customers, any or all of which would have a material adverse effect on our business, financial condition, results of operations and capital position.

We continually encounter technological change, and we may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to provide products and services using technology that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many national vendors provide turn-key services to community banks, such as Internet banking and remote deposit capture that allow smaller banks to compete with institutions that have substantially greater resources to invest in technological improvements. However, we may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Risk Related to our Indebtedness

Payments on our $65 million senior notes due 2026, our $62 million of junior subordinated deferrable interest debentures due in 2035, 2036 and 2037 and our $100 million subordinated notes due 2032 (collectively the "HomeStreet Notes") will depend on receipt of dividends and distributions from our subsidiaries.

We are a bank holding company and we conduct substantially all of our operations through the Bank. We depend on dividends, distributions and other payments from the Bank to meet our obligations, including to fund payments on the HomeStreet Notes.

Federal and state banking regulations limit dividends from our bank subsidiary to us. Generally, banks are prohibited from paying dividends when doing so would cause them to fall below regulatory minimum capital levels. In addition, under Washington law, the board of directors of the Bank generally may not declare a cash dividend on its capital stock in an amount greater than its retained earnings without the approval of the WDFI. We also have a policy of retaining a significant portion of our earnings to support the Bank's operations.

In addition, federal bank regulatory agencies have the authority to prohibit the Bank from engaging in unsafe or unsound practices in conducting its business. The payment of dividends or other transfers of funds to us, depending on the financial condition of the Bank, could be deemed an unsafe or unsound practice.

Accordingly, we can provide no assurance that we will receive dividends or other distributions from our bank subsidiary and our other subsidiaries in an amount sufficient to pay interest on or principal of the HomeStreet Notes.

Regulatory guidelines may restrict our ability to pay the principal of, and accrued and unpaid interest on, the HomeStreet Notes.

As a bank holding company, our ability to pay the principal of, and interest on, the HomeStreet Notes is subject to the rules and guidelines of the Federal Reserve regarding capital adequacy. We intend to treat the HomeStreet Notes as "Tier 2 capital" under these rules and guidelines. The Federal Reserve guidelines generally require us to review the effects of the cash payment of Tier 2 capital instruments, such as the HomeStreet Notes, on our overall financial condition. The guidelines also require that we review our net income for the current and past four quarters, and the amounts we have paid on Tier 2 capital instruments for those periods, as well as our projected rate of earnings retention. Moreover, pursuant to federal law and Federal Reserve regulations, as a bank holding company, we are required to act as a source of financial and managerial strength to the Bank and commit resources to its support, including, without limitation, the guarantee of its capital plans if it is undercapitalized. Such support may be required at times when we may not otherwise be inclined or able to provide it. As a result of the foregoing, we may be unable to pay accrued interest on the HomeStreet Notes on one or more of the scheduled interest payment dates, or at any other time, or the principal of the HomeStreet Notes at the maturity of the HomeStreet Notes.

If we were to be the subject of a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code, then the bankruptcy trustee would be deemed to have assumed, and would be required to cure, immediately any deficit under any commitment we have to any of the federal banking agencies to maintain the capital of the Bank, and any other insured depository institution for which we have such a responsibility, and any claim for breach of such obligation would generally have priority over most other unsecured claims.

Risks Related to Certain Environmental, Social and Governance Issues

Our business is subject to evolving regulations and stakeholders' expectations with respect to environmental, social and governance ("ESG") matters that could expose us to numerous risks.

Increasingly regulators, customers, investors, employees and other stakeholders are focusing on ESG matters and related disclosures. These developments have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting ESG-related requirements and expectations. For example, developing and acting on ESG-related initiatives and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time consuming and are subject to evolving reporting standards, including the SEC's proposed climate-related reporting requirements. We may also communicate certain initiatives and goals regarding ESG-related matters in our SEC filings or in other public disclosures. These ESG-related initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosures. Further, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope, prioritization or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our ESG-related goals on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

Climate change could have a material negative impact on us and our customers.

Our business, as well as the operations and activities of our customers, we believe could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to us and our customers and these risks are anticipated to increase over time. Climate changes presents multi-faceted risks, including (i) operational risk from the physical effects of climate events on our facilities and other assets as well as those of our customers; (ii) credit risk from borrowers with significant exposure to climate risk; and (iii) reputational risk from stakeholder concerns about our practices related to climate change and our carbon footprint. Our business, reputation, and ability to attract and retain employees may also be harmed if our response to climate change risk is perceived to be ineffective or insufficient.

Climate change exposes us to physical risk as its effects may lead to more frequent and more extreme weather events, such as prolonged droughts or flooding, tornados, hurricanes, wildfires and extreme seasonal weather; and longer-term shifts, such as increasing average temperatures, ozone depletion, and rising sea levels. Such events and long-term shifts may damage, destroy or otherwise impact the value or productivity of our properties and other assets; reduce the availability of insurance; and/or disrupt our operations and other activities through prolonged outages. Such events and long-term shifts may also have a significant impact on our customers, which could amplify credit risk by diminishing borrowers' repayment capacity or collateral values, and other businesses and counterparties with whom we transact, which could have a broader impact on the economy, supply chains, and distribution networks.

UNRESOLVED STAFF COMMENTS

None.

ITEM 1C **CYBERSECURITY**

Cybersecurity Risk Management and Strategy:

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks.

We also maintain an incident response plan to coordinate the activities we take to protect against, detect, respond to and remediate cybersecurity incidents, as such term is defined in Item 106(a) of Regulation S-K, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

We have implemented several cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess, and manage material risks, as well as to test and improve our incident response plan. Our approach includes, among other things:

- *conducting regular network and endpoint monitoring, vulnerability assessments, and penetration testing to improve our information systems, as such term is defined in Item 106(a) of Regulation S-K;*
- *running tabletop exercises to simulate a response to a cybersecurity incident and use the findings to improve our processes and technologies;*
- *regular cybersecurity training programs for employees, management and directors; conducting annual customer data handling training for all our employees;*
- *conducting annual cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data;*
- *comparing our processes to standards set by the National Institute of Standards and Technology ("NIST"), International Organization for Standardization ("ISO"), and Center for Internet Security ("CIS");*
- *leveraging the NIST cybersecurity framework to help us identify, protect, detect, respond, and recover when there is an actual or potential cybersecurity incident;*
- *operating threat intelligence processes designed to model and research our adversaries;*
- *closely monitoring emerging data protection laws and implementing changes to our processes designed to comply;*
- *undertaking regular reviews of our consumer facing policies and statements related to cybersecurity;*
- *proactively informing our customers of substantive changes related to customer data handling;*
- *conducting regular phishing email simulations for all employees and all contractors with access to corporate email systems to enhance awareness and responsiveness to such possible threats;*
- *through policy, practice and contract (as applicable) requiring employees, as well as third-parties who provide services on our behalf, to treat customer information and data with care;*
- *maintaining a risk management program for suppliers, vendors, and other third parties, which includes conducting pre-engagement risk-based diligence, implementing contractual security and notification provisions, and ongoing monitoring as needed; and*
- *carrying information security risk insurance that provides protection against the potential losses arising from a cybersecurity incident.*

These approaches vary in maturity across the business and we work to continually improve them.

Our process for identifying and assessing material risks from cybersecurity threats operates alongside our broader overall risk assessment process, covering all company risks. As part of this process appropriate disclosure personnel will collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing material cybersecurity threat risks, their severity, and potential mitigations. As part of the above approach and processes, we regularly engage with assessors, consultants, auditors, and other third parties, to review our cybersecurity program to help identify areas for continued focus, improvement and/or compliance.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "Risks Related to Information Technology" included as part of our risk factor disclosures in Item 1A of this Form 10-K.

In the last three fiscal years, we have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents were immaterial. This includes penalties and settlements, of which there were none.

Governance

Cybersecurity is an important part of our risk management processes and an area of increasing focus for our Board and management. Our Board Enterprise Risk Management Committee ("ERMC") is responsible for the oversight of risks from cybersecurity threats. At least quarterly, the ERMC receives an overview from management and the management steering committee of our cybersecurity threat risk management and strategy processes covering topics such as data security posture, results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, our incident response plan, and cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. In such sessions, the ERMC generally receives materials including a cybersecurity scorecard and other materials indicating current and emerging cybersecurity threat risks, and describing the company's ability to mitigate those risks, and discusses such matters with our Chief Information Security Officer and Chief Information Officer. Members of the ERMC are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Material cybersecurity threat risks may also be considered during separate Board meeting discussions. The Board engages external cyber security experts, as needed, leveraging their expertise as part of our ongoing effort to evaluate and enhance our cybersecurity program. They help with cyber defense capabilities and transformation designed to mitigate associated threats, reduce risk, enhance our cybersecurity posture, and meet the Company's evolving needs.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our Chief Information Security Officer, Chief Information Officer, and our management technology steering committee. Such individuals have collectively over 30 years of prior work experience in various roles involving managing information security, developing cybersecurity strategy, and implementing effective information and cybersecurity programs, as well as several relevant certifications, including Certified Information Security Manager and Certified Information Systems Security Professional.

These members of management and the management technology steering committee are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan.

If a cybersecurity incident is determined to be a material cybersecurity incident, our incident response plan and cybersecurity disclosure controls and procedures define the process to disclose such a material cybersecurity incident.

ITEM 2   **PROPERTIES**

We lease principal offices, which are located in downtown Seattle at 601 Union Street, Suite 2000, Seattle, WA 98101. This lease provides sufficient space to conduct the management of our business. The Company conducts its Commercial and Consumer Banking activities in locations in Washington, California, Oregon, Hawaii, Idaho, and Utah. As of December 31, 2023, we operated in four primary commercial lending centers, 58 retail deposit branches, and one insurance office. As of such date, we also operated two facilities for the purpose of administrative and other functions in addition to the principal offices: a call center and operations support facility located in Federal Way, Washington, and a loan fulfillment center in Lynnwood, Washington. Other than those we lease, we own eight of the retail deposit branches, the call center and operations support facility in Federal Way, and we own 50% of a retail branch through a joint venture.

ITEM 3   **LEGAL PROCEEDINGS**

Because the nature of our business involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, we are subject to various legal proceedings in the ordinary course of our business related to foreclosures, bankruptcies, condemnation and quiet title actions and alleged statutory and regulatory violations. We are also subject to legal proceedings in the ordinary course of business related to employment matters. We do not expect that these proceedings, taken as a whole, will have a material adverse effect on our business, financial position or our results of operations. There are currently no matters that, in the opinion of management, would have a material adverse effect on our consolidated financial position, results of operation or liquidity, or for which there would be a reasonable possibility of such a loss based on information known at this time.

ITEM 4	MINE SAFETY DISCLOSURES

Not applicable.


PART II


ITEM 5	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "HMST."

As of February 29, 2024, there were 2,171 shareholders of record of our common stock.

Dividend Policy

HomeStreet has a dividend policy that contemplates the payment of quarterly cash dividends on our common stock when, if and in an amount declared by the Board of Directors after taking into consideration, among other things, earnings, regulatory capital levels, the overall payout ratio and expected asset growth. The Company currently does not intend on paying dividends in 2024. The determination of whether to pay a dividend and the dividend rate to be paid will be reassessed each quarter by the Board of Directors in accordance with the dividend policy. Our ability to pay dividends to shareholders is dependent on many factors, including the Bank's ability to pay dividends to the Company.

Sales of Unregistered Securities

There were no sales of unregistered securities during the fourth quarter of 2023.

ITEM 6	Reserved.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Management's discussion and analysis of results of operations and financial condition ("MD&A") is intended to assist the reader in understanding and assessing significant changes and trends related to the results of operations and financial position of our consolidated Company. This discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying footnotes in Part II, Item 8 of this Form 10-K. A comparison of the financial results for the year ended December 31, 2022 to the year ended December 31, 2021, is included in Part II, Item 7, "Management Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022.

Management's Overview of 2023 Financial Performance

Recent Developments

Proposed Merger Transaction

On January 16, 2024, the Company entered into a definitive merger agreement with FirstSun, the holding company of Sunflower Bank whereby HomeStreet and HomeStreet Bank will merge with and into FirstSun and Sunflower Bank, respectively. Under the agreement, the companies will combine in an all-stock transaction in which HomeStreet shareholders will receive 0.4345 of a share of FirstSun common stock for each share of HomeStreet common stock. The Merger is expected to close in the middle of 2024.

Economic and Market Conditions

Our financial results have been adversely impacted by the historically significant increase in short-term interest rates by the Federal Reserve during 2022 and 2023. This dramatic increase in rates resulted in significant reductions in loan demand, particularly in single family mortgage. Accordingly, our gain on loan sales activities declined significantly and are expected to remain at low levels in 2024. Additionally, our interest sensitive deposits declined as customers moved funds to higher yielding products both at our Bank and at other financial institutions and brokerage firms. We have taken a number of steps to reduce the pressure on our funding base, including: (i) significantly reducing our level of loan originations; (ii) introducing promotional priced deposit products which allow us to attract and retain deposits without repricing our existing interest-bearing deposit base; (iii) entering into $1 billion of fixed-rate Federal Home Loan Bank advances in the fourth quarter of 2022; and (iv) completing the acquisition of three California branches in the first quarter of 2023. Inflationary pressures have adversely impacted our operations by increasing our costs, primarily compensation costs which we expect to be higher in 2024.

Due to the impacts of the significant increases in short term rates by the Federal Reserve in 2023, and as a result of our actions taken to address the impact of these increases, we expect the balance of our loans held for investment to stay relatively stable during 2024 and our net interest margin to be lower in 2024 as compared to 2023.

Critical Accounting Estimates

The following discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and accounting practices in the banking industry. Certain of those accounting policies are considered critical accounting policies because they require us to make estimates and assumptions regarding circumstances or trends that could materially affect the value of those assets, such as economic conditions or trends that could impact our ability to fully collect our loans or ultimately realize the carrying value of certain of our other assets. Those estimates and assumptions are made based on current information available to us regarding those economic conditions or trends or other circumstances. If changes were to occur in the events, trends or other circumstances on which our estimates or assumptions were based, these changes could have a material adverse effect on the carrying value of assets and liabilities and on our results of operations. We have identified two policies and estimates as being critical because they require management to make particularly difficult, subjective, and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the allowance for credit losses ("ACL") and the valuation of residential mortgage servicing rights ("MSR").

The ACL is calculated based on quantitative and qualitative factors to estimate credit losses over the life of the loan. The inputs used to determine quantitative factors include estimates based on historical experience of probability of default and loss given default. Inputs used to determine qualitative factors include changes in current portfolio characteristics and operating environments such as current and forecasted unemployment rates, capitalization rates used to value properties securing loans, rental rates and single family pricing indexes. Qualitative factors may also include adjustments to address matters not contemplated by the model we use and to assumptions used to determine qualitative factors. Although we believe that our methodology for determining an appropriate level for the ACL adequately addresses the various components that could potentially result in credit losses, the processes and their elements include features that may be susceptible to significant change. Any unfavorable differences between the actual outcome of credit-related events and our estimates could require an additional provision for credit losses. For example, if the projected unemployment rate was downgraded one grade for all periods, the amount of the ACL at December 31, 2023 would increase by approximately $8 million. This sensitivity analysis is hypothetical and has been provided only to indicate the potential impact that changes in assumptions may have on the ACL estimate.

MSRs are recognized as separate assets when servicing rights are acquired through the sale of loans or through purchases. of MSRs For sales of mortgage loans, the fair value of the MSR is estimated and capitalized. Purchased MSRs are capitalized at the cost to acquire. Initial and subsequent fair value measurements are determined using a discounted cash flow model. To determine the fair value of the MSR, the present value of expected net future cash flows is estimated. Assumptions used include market discount rates, anticipated prepayment speeds, delinquency and foreclosure rates, and ancillary fee income net of servicing costs. This model is periodically validated by an independent model validation group. The model assumptions and the MSR fair value estimates are also compared to observable trades of similar portfolios as well as to MSR broker valuations and industry surveys, as available. We also utilize a third-party valuation firm to value our MSRs on a periodic basis, the results of which we use to evaluate the reasonableness of our modeled values. Actual market conditions could vary significantly from current conditions which could result in the estimated life of the underlying loans being different which would change the fair value of the MSR. We carry our single family residential MSRs at fair value and report changes in fair value through earnings. MSRs for loans other than single family loans are adjusted to fair value if the carrying value is higher than fair value and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Summary Financial Data

(dollars in thousands, except per share data and FTE data)		For the Years Ended December 31,		
		2023		2022
Select Income Statement data:				
Net interest income	$	166,753	$	233,307
Provision for credit losses		(441)		(5,202)
Noninterest income		41,921		51,570
Noninterest expense		241,872		205,419
Net income (loss):				
Before income tax (benefit) expense		(32,757)		84,660
Total		(27,508)		66,540
Net income (loss) per fully diluted share	$	(1.46)	$	3.49
Core net income (loss): [1]				
Total		8,284		66,540
Core net income (loss) per fully diluted share	$	0.44	$	3.49
Select Performance Ratios:				
Return on average equity		(5.0)%		10.8 %
Return on average tangible equity [1]		2.0 %		11.5 %
Return on average assets				
Net income (loss)		(0.29)%		0.79 %
Core [1]		0.09 %		0.79 %
Efficiency ratio [1]		95.6 %		72.4 %
Net interest margin		1.88 %		2.99 %
Other Data:				
Full time equivalent employees		902		942

(1)   Core net income (loss), core net income (loss) per fully diluted share, return on average tangible equity, core return on average assets and the efficiency ratio are non-GAAP financial measures. For a reconciliation of core net income, core return on average assets and return on average tangible equity to the nearest comparable GAAP financial measure and the computation of the efficiency ratio, see "Non-GAAP Financial Measures" elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Summary Financial Data (continued)

(dollars in thousands, except share and per share data)	As of December 31, 2023		As of December 31, 2022	
Selected Balance Sheet Data:				
Loans held for sale ("LHFS")	$	19,637	$	17,327
Loans held for investment ("LHFI"), net		7,382,404		7,384,820
ACL		40,500		41,500
Investment securities		1,278,268		1,400,212
Total assets		9,392,450		9,364,760
Deposits		6,763,378		7,451,919
Borrowings		1,745,000		1,016,000
Long-term debt		224,766		224,404
Total shareholders' equity		538,387		562,147
Other data:				
Book value per share	$	28.62	$	30.01
Tangible book value per share [1]	$	28.11	$	28.41
Total equity to total assets		5.7 %		6.0 %
Tangible common equity to tangible assets [1]		5.6 %		5.7 %
Shares outstanding at period end		18,810,055		18,730,380
Loans to deposits ratio		110.0 %		99.9 %
Credit quality:				
ACL to total loans [2]		0.55 %		0.57 %
ACL to nonaccrual loans		103.9 %		412.7 %
Nonaccrual loans to total loans		0.53 %		0.14 %
Nonperforming assets to total assets		0.45 %		0.13 %
Nonperforming assets	$	42,643	$	11,893
Regulatory Capital Ratios:				
Bank				
Tier 1 leverage ratio		8.50 %		8.63 %
Total risk-based capital		13.49 %		12.59 %
Common equity Tier 1 capital		12.79 %		11.92 %
Company				
Tier 1 leverage ratio		7.04 %		7.25 %
Total risk-based capital		12.84 %		11.53 %
Common equity Tier 1 capital		9.66 %		8.72 %

(1) Tangible book value per share and tangible common equity to tangible assets are non-GAAP financial measures. For a reconciliation to the nearest comparable GAAP financial measure, see "Non-GAAP Financial Measures" elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) This ratio excludes balances insured by the FHA or guaranteed by the VA or SBA.

Results of Operations

2023 Compared to 2022

General: Our net income (loss) and income (loss) before taxes were $(27.5) million and $(32.8) million, respectively, in 2023, as compared to $66.5 million and $84.7 million, respectively, in 2022. Our core net income and core income before taxes in 2023, which excludes the impact of the goodwill impairment charge and merger related expenses, was $8.3 million and $8.6 million, as compared to $66.5 million and $84.7 million, respectively, in 2022. The $76.1 million decrease in core income before taxes was due to lower net interest income, a lower recovery of allowance for credit losses and lower noninterest income, partially offset by lower noninterest expense.

Income Taxes: Our effective tax rate of 16.0% during 2023 was significantly impacted by the goodwill impairment charge, a portion of which was not deductible for tax purposes and the benefits of tax advantaged investments which were higher than our core income before taxes. Our effective tax rate in 2022 of 21.4% was lower than the statutory rate due to the benefits of tax advantaged investments and reductions in taxes on income related to excess tax benefits resulting from the vesting of stock awards during the period.

Net Interest Income: The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resultant average yields on those assets; (ii) the total dollar amount of interest expense and the average rate of interest on our interest-bearing liabilities; (iii) net interest income; (iv) net interest rate spread; and (v) net interest margin:

| | Years Ended December 31, | | | | | |
| | 2023 | | | 2022 | | |
(dollars in thousands)	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets:						
Interest-earning assets						
Loans [1]	$ 7,474,410	$ 342,152	4.54 %	$ 6,596,284	$ 267,672	4.02 %
Investment securities [1]	1,382,378	53,346	3.86 %	1,195,995	37,986	3.18 %
FHLB Stock, Fed Funds and other	165,568	8,873	5.33 %	105,028	3,622	3.40 %
Total interest-earning assets	9,022,356	404,371	4.45 %	7,897,307	309,280	3.88 %
Noninterest-earning assets	446,814			498,771		
Total assets	$ 9,469,170			$ 8,396,078		
Interest-bearing liabilities						
Interest-bearing deposits: [2]						
Demand deposits	$ 385,276	$ 917	0.24 %	$ 521,424	$ 755	0.14 %
Money market and savings	2,235,348	30,874	1.37 %	2,941,699	12,913	0.44 %
Certificates of deposit	2,768,594	106,129	3.83 %	1,328,290	18,345	1.38 %
Total	5,389,218	137,920	2.56 %	4,791,413	32,013	0.67 %
Borrowings:						
Borrowings	1,752,454	82,861	4.68 %	1,024,344	29,085	2.81 %
Long-term debt	224,574	12,209	5.41 %	219,398	9,883	4.49 %
Total interest-bearing liabilities	7,366,246	232,990	3.15 %	6,035,155	70,981	1.17 %
Noninterest-bearing liabilities						
Demand deposits [2]	1,430,151			1,624,223		
Other liabilities	120,539			119,231		
Total liabilities	8,916,936			7,778,609		
Shareholders' equity	552,234			617,469		
Total liabilities and shareholders' equity	$ 9,469,170			$ 8,396,078		
Net interest income		$ 171,381			$ 238,299	
Net interest rate spread			1.30 %			2.71 %
Net interest margin			1.88 %			2.99 %

(1) Includes taxable-equivalent adjustments primarily related to tax-exempt income on certain loans and securities of $4.6 million and $5.0 million for 2023 and 2022, respectively. The estimated federal statutory tax rate was 21% for both 2023 and 2022.

(2) Cost of all deposits, including noninterest-bearing demand deposits, was 2.02% and 0.50% for 2023 and 2022, respectively.

Rate and Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of our interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense, excluding interest income from nonaccrual loans. Information is provided in each category with respect to: (1) changes attributable to changes in volume, (2) changes attributable to changes in rate and (3) the net change.

(in thousands)	2023 vs. 2022		
	Increase (Decrease) Due to		
	Rate	Volume	Total Change
Assets:			
Interest-earning assets			
Loans	$ 36,584	$ 37,896	$ 74,480
Investment securities	8,906	6,454	15,360
FHLB stock, Fed Funds and other	2,603	2,648	5,251
Total interest-earning assets	48,093	46,998	95,091
Liabilities:			
Deposits			
Demand deposits	396	(234)	162
Money market and savings	21,696	(3,735)	17,961
Certificates of deposit	54,500	33,284	87,784
Total interest-bearing deposits	76,592	29,315	105,907
Borrowings:			
Borrowings	26,051	27,725	53,776
Long-term debt	2,085	241	2,326
Total interest-bearing liabilities	104,728	57,281	162,009
Total changes in net interest income	$ (56,635)	$ (10,283)	$ (66,918)

Net interest income in 2023 decreased $66.6 million as compared to 2022 due primarily to a decrease in our net interest margin partially offset by increases in the average balance of interest earning assets. The increase in the average balance of our interest-earning assets was due to loan originations and purchases of investment securities during 2022. Our net interest margin decreased from 2.99% in 2022 to 1.88% in 2023 due to a 198 basis point increase in the rates paid on interest-bearing liabilities which was partially offset by a 57 basis point increase in the yield on interest earning assets. Yields on interest-earning assets increased as the yields on loan originations during the last two years were higher than the rates of our existing portfolio of loans and yields on adjustable rate loans increased due to increases in the indexes on which their pricing is based. The higher yields on our investment securities were primarily due to adjustments to yields realized from longer estimated lives of certain securities and the yields of securities purchased during the past year being higher than the yields on our existing portfolio. The increase in the rates paid on our interest-bearing liabilities was due to an increase in the proportion of higher cost borrowings and a decrease in the proportion of noninterest-bearing deposits to the total balance of interest-bearing liabilities, higher deposit costs and higher borrowing costs. The increases in the rates paid on deposits were due to the significant increase in market interest rates over the prior year and the decrease in the proportion of noninterest-bearing deposits to total deposits. Our average borrowings increased by $728 million to fund the growth of our loan portfolio and investment securities. Our cost of borrowings increased from 281 basis points during 2022 to 468 basis points during 2023 due to the significant increase in market interest rates during the last two years.

Provision for Credit Losses: A $0.4 million recovery of our allowance for credit losses was recognized during 2023 compared to a $5.2 million recovery of our allowance for credit losses in 2022. The recovery of our allowance for credit losses in 2022 was the result of the favorable performance of our loan portfolio, a stable low level of nonperforming assets and an improved outlook of the estimated impact of COVID-19 on our loan portfolio.

Noninterest income consisted of the following:

(in thousands)	Years Ended December 31,			
	2023		2022	
Noninterest income				
Gain on loan origination and sale activities [1]				
Single family	$	8,500	$	13,054
CRE, multifamily and SBA		846		4,647
Loan servicing income		12,648		12,388
Deposit fees		10,148		8,875
Other		9,779		12,606
Total noninterest income	$	41,921	$	51,570

(1) May include loans originated as held for investment.

Loan servicing income, a component of noninterest income, consisted of the following:

(in thousands)	Years Ended December 31,			
	2023		2022	
Single family servicing income (loss), net:				
Servicing fees and other	$	15,523	$	15,737
Changes - amortization [1]		(6,378)		(9,951)
Subtotal		9,145		5,786
Risk management, single family MSRs:				
Changes in fair value due to assumptions [2]		414		16,739
Net gain (loss) from economic hedging		(1,744)		(18,790)
Subtotal		(1,330)		(2,051)
Total	$	7,815	$	3,735
Commercial loan servicing income:				
Servicing fees and other	$	10,611	$	16,345
Amortization of capitalized MSRs		(5,778)		(7,692)
Total		4,833		8,653
Total loan servicing income	$	12,648	$	12,388

(1) Represents changes due to collection/realization of expected cash flows and curtailments.

(2) Principally reflects changes in model assumptions, including prepayment speed assumptions, which are primarily affected by changes in mortgage interest rates.

The decrease in noninterest income in 2023 as compared to 2022 was due to a decrease in gain on loan origination and sale activities and other income, which was partially offset by higher deposit fees. The $8.4 million decrease in gain on loan origination and sale activities was due to a $4.6 million decrease in single family gain on loan origination and sale activities and a $3.8 million decrease in commercial real estate and commercial and industrial gain on loan origination and sale activities. The decrease in single family gain on loan origination and sale activities was due to a decrease in rate lock volume as a result of the effects of increasing mortgage interest rates. The decrease in commercial real estate and commercial and industrial gain on loan origination and sale activities was primarily due to an 82% decrease in loans sold as a result of increasing interest rates. The $2.8 million decrease in other income was primarily due to a $4.3 million gain on sale of branches realized in 2022. The $1.3 million increase in deposit fee income was primarily due to higher early withdrawals fees.

Noninterest expense consisted of the following:

(in thousands)	Years Ended December 31,			
	2023		2022	
Noninterest expense				
Compensation and benefits	$	111,064	$	115,533
Information services		29,901		29,981
Occupancy		22,241		24,528
General, administrative and other		38,809		35,377
Goodwill impairment charge		39,857		—
Total noninterest expense	$	241,872	$	205,419

The $36.5 million increase in noninterest expenses in 2023 as compared to 2022 was due to a $39.9 million goodwill impairment charge and higher general, administrative and other costs which were partially offset by lower compensation and benefit costs and occupancy costs. The $4.5 million decrease in compensation and benefit costs was primarily due to reduced commission expense on lower loan origination volumes in our single family mortgage operations, lower staffing levels and lower bonus expense, which were partially offset by wage increases given in 2023, higher medical costs related to our self-insured medical program and a reduction in deferred costs due to lower levels of loan production. FTEs decreased from 970 at the beginning of 2022 to 913 at the end of 2022 to 875 at the end of 2023. The increase in general, administrative and other costs was primarily due to higher FDIC insurance fees, resulting primarily from our larger asset base, and $1.5 million of merger related costs, which were partially offset by lower business taxes.

Financial Condition – December 31, 2023 compared to December 31, 2022

During 2023, our total assets increased $28 million due primarily to a $143 million increase in cash, partially offset by a decrease in investment securities. During 2023 total liabilities increased $51 million due to an increase in borrowings, partially offset by a decrease in deposits. The $689 million decrease in deposits was due to a $229 million decrease in brokered certificates of deposit and a $1.3 billion decrease in non-certificates of deposit balances which were partially offset by a $491 million increase in certificates of deposit balances related to our promotional products. The decrease in deposits was offset by $373 million in deposits that we acquired as part of the branch acquisitions completed in the first quarter of 2023. The $729 million of additional borrowings were used to replace maturing brokered deposits and increase our on-balance sheet cash and cash equivalent balances.

Investment Securities

The fair values of our investment securities available for sale ("AFS") are as follows:

| | At December 31, | |
| | 2023 | 2022 |
(in thousands)	Fair Value	Fair Value
Investment securities AFS:		
Mortgage-backed securities:		
Residential	$ 183,798	$ 197,262
Commercial	47,756	56,049
Collateralized mortgage obligations:		
Residential	439,738	553,039
Commercial	57,397	70,519
Municipal bonds	404,874	411,548
Corporate debt securities	38,547	42,945
U.S. Treasury securities	20,184	19,934
Agency debentures	58,905	27,478
Total	$ 1,251,199	$ 1,378,774

Loans

The following table details the composition of our LHFI portfolio by dollar amount:

| | At December 31, | |
(in thousands)	2023	2022
CRE		
Non-owner occupied CRE	$ 641,885	$ 658,085
Multifamily	3,940,189	3,975,754
Construction/land development	565,916	627,663
Total	5,147,990	5,261,502
Commercial and industrial loans		
Owner occupied CRE	391,285	443,363
Commercial business	359,049	359,747
Total	750,334	803,110
Consumer loans		
Single family	1,140,279	1,009,001
Home equity and other	384,301	352,707
Total [1]	1,524,580	1,361,708
Total LHFI	7,422,904	7,426,320
ACL	(40,500)	(41,500)
Total LHFI less ACL	$ 7,382,404	$ 7,384,820

(1)   Includes $1.3 million and $5.9 million of loans at December 31, 2023 and 2022, respectively, where a fair value option election was made at the time of origination and; therefore, are carried at fair value with changes recognized in the consolidated income statements.

The following tables show the contractual maturity of our loan portfolio by loan type:

(in thousands)		Within one year		After one year through five years		After five years		Total		Fixed-rate		Adjustable-rate
				December 31, 2023						Loans due after one year by rate characteristic		
CRE												
Non-owner occupied CRE	$	29,737	$	213,997	$	398,151	$	641,885	$	101,854	$	510,294
Multifamily		2,495		75,380		3,862,314		3,940,189		38,777		3,898,917
Construction/land development		502,033		63,883		—		565,916		28,958		34,925
Total		534,265		353,260		4,260,465		5,147,990		169,589		4,444,136
Commercial and industrial loans												
Owner occupied CRE		2,683		91,986		296,616		391,285		130,306		258,296
Commercial business		154,785		118,054		86,210		359,049		61,173		143,091
Total		157,468		210,040		382,826		750,334		191,479		401,387
Consumer loans												
Single family		590		1,036		1,138,653		1,140,279		414,957		724,732
Home equity and other		1		95		384,205		384,301		7,794		376,506
Total		591		1,131		1,522,858		1,524,580		422,751		1,101,238
Total LHFI	$	692,324	$	564,431	$	6,166,149	$	7,422,904	$	783,819	$	5,946,761

(in thousands)		Within one year		After one year through five years		After five years		Total		Fixed-rate		Adjustable-rate
				December 31, 2022						Loans due after one year by rate characteristic		
CRE												
Non-owner occupied CRE	$	27,163	$	171,380	$	459,542	$	658,085	$	83,078	$	547,844
Multifamily		3,389		59,234		3,913,131		3,975,754		23,838		3,948,527
Construction/land development		543,108		84,555		—		627,663		30,877		53,678
Total		573,660		315,169		4,372,673		5,261,502		137,793		4,550,049
Commercial and industrial loans												
Owner occupied CRE		4,688		82,399		356,276		443,363		134,895		303,780
Commercial business		63,681		179,566		116,500		359,747		75,922		220,144
Total		68,369		261,965		472,776		803,110		210,817		523,924
Consumer loans												
Single family		67		598		1,008,336		1,009,001		385,839		623,095
Home equity and other		44		18		352,645		352,707		7,381		345,282
Total		111		616		1,360,981		1,361,708		393,220		968,377
Total LHFI	$	642,140	$	577,750	$	6,206,430	$	7,426,320	$	741,830	$	6,042,350

Loan Roll-forward

(in thousands)		2023		2022
Loans - beginning balance January 1,	$	7,426,320	$	5,542,849
Originations and advances		1,300,571		3,583,204
Transfers to LHFS		(2,507)		(12,361)
Payoffs, paydowns and other		(1,296,786)		(1,685,063)
Charge-offs and transfers to OREO		(4,694)		(2,309)
Loans - ending balance December 31,	$	7,422,904	$	7,426,320

Loan Originations and Advances

(in thousands)		Years Ended December 31, 2023		Years Ended December 31, 2022
CRE				
Non-owner occupied CRE	$	20,025	$	74,235
Multifamily		129,712		1,855,152
Construction/land development		620,580		758,967
Total		770,317		2,688,354
Commercial and industrial loans				
Owner occupied CRE		25,880		74,639
Commercial business		127,790		192,037
Total		153,670		266,676
Consumer loans				
Single family		232,115		436,580
Home equity and other		144,469		191,594
Total		376,584		628,174
Total	$	1,300,571	$	3,583,204

Production Volumes for Sale to the Secondary Market

(in thousands)		Years Ended December 31, 2023		Years Ended December 31, 2022
Loan originations				
Single family loans	$	332,811	$	573,110
Commercial and industrial and CRE loans		30,061		100,092
Loans sold				
Single family loans		335,751		693,348
Commercial and industrial and CRE loans [1]		26,839		145,622
Net gain on loan origination and sale activities				
Single family loans	$	8,500	$	13,054
Commercial and industrial and CRE loans [1]		846		4,647
Total	$	9,346	$	17,701

(1) May include loans originated as held for investment.

Capitalized Mortgage Servicing Rights ("MSRs")

(in thousands)		Years Ended December 31,		
		2023		2022
Single Family MSRs				
Beginning balance	$	76,617	$	61,584
Additions and amortization:				
Originations		3,136		8,245
Purchases		460		—
Amortization [1]		(6,378)		(9,951)
Net additions and amortization		(2,782)		(1,706)
Change in fair value due to assumptions [2]		414		16,739
Ending balance	$	74,249	$	76,617
Ratio to related loans serviced for others		1.40 %		1.41 %
Multifamily and SBA MSRs				
Beginning balance	$	35,256	$	39,415
Originations		509		3,533
Amortization		(5,778)		(7,692)
Ending balance	$	29,987	$	35,256
Ratio to related loans serviced for others		1.58 %		1.82 %

(1) Represents changes due to collection/realization of expected cash flows and curtailments.

(2) Principally reflects changes in model assumptions, including prepayment speed assumptions, which are primarily affected by changes in mortgage interest rates.

Deposits

Deposit balances and weighted average rates were as follows for the periods indicated:

		At December 31,			
		2023		2022	
(in thousands)		Amount	Weighted Average Rate	Amount	Weighted Average Rate
Deposits by product:					
Noninterest-bearing demand deposits	$	1,306,503	— %	$ 1,399,912	— %
Interest-bearing:					
Interest-bearing demand deposits		344,748	0.25 %	466,490	0.10 %
Savings		261,508	0.06 %	258,977	0.06 %
Money market		1,622,665	1.79 %	2,383,209	1.22 %
Certificates of deposit					
Brokered deposits		1,218,008	5.36 %	1,446,528	3.94 %
Other		2,009,946	3.95 %	1,496,803	2.26 %
Total interest-bearing deposits		5,456,875	3.19 %	6,052,007	1.98 %
Total deposits	$	6,763,378	2.58 %	$ 7,451,919	1.61 %

The following table presents the schedule of maturities of certificates of deposit as of December 31, 2023:

(in thousands)		Three Months or Less		Over Three Months to Twelve Months		Over One Year through Three Years		Over Three Years		Total
Time deposits of $250,000 or less	$	985,167	$	1,854,460	$	183,705	$	11,088	$	3,034,420
Time deposits of $250,000 or more		70,076		113,168		9,411		879		193,534
Total	$	1,055,243	$	1,967,628	$	193,116	$	11,967	$	3,227,954

Credit Risk Management: Delinquent Loans, Nonperforming Assets and Provision for Credit Losses

As of December 31, 2023, our ratio of nonperforming assets to total assets remained low at 0.45% while our ratio of total loans delinquent over 30 days to total loans was 0.72%. The Company recorded a recovery of our allowance for credit losses of $0.4 million in 2023, and the ACL for loans decreased by $1.0 million, as a result of the favorable performance of our loan portfolio and a stable low level of nonperforming assets.

Delinquent loans by loan type consisted of the following:

| | At December 31, 2023 | | | | | | |
| | Past Due and Still Accruing | | | | | | |
(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual [1]	Current	Total loans
CRE							
Non- owner occupied CRE	$ —	$ —	$ —	$ 16,803	$ 16,803	$ 625,082	$ 641,885
Multifamily	—	1,915	—	—	1,915	3,938,274	3,940,189
Construction and land development							
Multifamily construction	—	—	—	—	—	168,049	168,049
CRE construction	—	—	—	3,821	3,821	14,692	18,513
Single family construction	—	—	—	—	—	274,050	274,050
Single family construction to permanent	—	—	—	—	—	105,304	105,304
Total	—	1,915	—	20,624	22,539	5,125,451	5,147,990
Commercial and industrial loans							
Owner occupied CRE	—	—	—	706	706	390,579	391,285
Commercial business	—	—	—	13,686	13,686	345,363	359,049
Total	—	—	—	14,392	14,392	735,942	750,334
Consumer loans							
Single family	5,174	1,993	4,261 [2]	2,650	14,078	1,126,201	1,140,279
Home equity and other	974	225	—	1,310	2,509	381,792	384,301
Total	6,148	2,218	4,261	3,960	16,587	1,507,993	1,524,580 [3]
Total loans	$ 6,148	$ 4,133	$ 4,261	$ 38,976	$ 53,518	$7,369,386	$7,422,904
%	0.08 %	0.05 %	0.06 %	0.53 %	0.72 %	99.28 %	100.00 %

(1) Includes loans whose repayments are insured by the FHA or guaranteed by the VA or SBA of $12.4 million.

(2) FHA-insured and VA-guaranteed single family loans that are 90 days or more past due are maintained on accrual status if they are determined to have little to no risk of loss.

(3) Includes $1.3 million of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes recognized in our consolidated income statements.

	At December 31, 2022						
	Past Due and Still Accruing						
(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual [(1)]	Current	Total loans
CRE							
Non- owner occupied CRE	$ —	$ —	$ —	$ —	$ —	$ 658,085	$ 658,085
Multifamily	—		—	—	—	3,975,754	3,975,754
Construction and land development							
Multifamily construction	—	—	—	—	—	95,117	95,117
CRE construction	—	—	—	—	—	18,954	18,954
Single family construction	—	—	—	—	—	355,554	355,554
Single family construction to permanent	—	—	—	—	—	158,038	158,038
Total	—	—	—	—	—	5,261,502	5,261,502
Commercial and industrial loans							
Owner occupied CRE	—	—	—	2,521	2,521	440,842	443,363
Commercial business	—	—	—	4,269	4,269	355,478	359,747
Total	—	—	—	6,790	6,790	796,320	803,110
Consumer loans							
Single family	4,556	1,724	4,372 [(2)]	2,584	13,236	995,765	1,009,001
Home equity and other	267	296	—	681	1,244	351,463	352,707
Total	4,823	2,020	4,372	3,265	14,480	1,347,228	1,361,708 [(3)]
Total loans	$ 4,823	$ 2,020	$ 4,372	$ 10,055	$ 21,270	$ 7,405,050	$ 7,426,320
%	0.06 %	0.03 %	0.06 %	0.14 %	0.29 %	99.71 %	100.00 %

(1) Includes loans whose repayments are insured by the FHA or guaranteed by the VA or SBA of $10.6 million.

(2) FHA-insured and VA-guaranteed single family loans that are 90 days or more past due are maintained on accrual status if they are determined to have little to no risk of loss.

(3) Includes $5.9 million of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes recognized in our consolidated income statements.

Management considers the current level of the ACL to be appropriate to cover estimated lifetime losses within our LHFI portfolio. The following table presents the ACL by product type:

	December 31, 2023		December 31, 2022	
(in thousands)	Balance	Rate [(1)]	Balance	Rate [(1)]
CRE				
Non-owner occupied CRE	$ 2,610	0.41 %	$ 2,102	0.32 %
Multifamily	13,093	0.33 %	10,974	0.28 %
Construction/land development				
Multifamily construction	3,983	2.37 %	998	1.05 %
CRE construction	189	1.02 %	196	1.03 %
Single family construction	7,365	2.69 %	12,418	3.51 %
Single family construction to permanent	672	0.64 %	1,171	0.74 %
Total	27,912	0.54 %	27,859	0.53 %
Commercial and industrial loans				
Owner occupied CRE	899	0.23 %	1,030	0.23 %
Commercial business	2,950	0.83 %	3,247	0.91 %
Total	3,849	0.52 %	4,277	0.54 %
Consumer loans				
Single family	5,287	0.51 %	5,610	0.62 %
Home equity and other	3,452	0.90 %	3,754	1.06 %
Total	8,739	0.61 %	9,364	0.74 %
Total ACL	$ 40,500	0.55 %	$ 41,500	0.57 %

(1) The ACL rate is calculated excluding balances related to loans that are insured by the FHA or guaranteed by the VA or SBA.

Liquidity and Sources of Funds

Liquidity risk management is primarily intended to ensure we are able to maintain sources of cash to adequately fund operations and meet our obligations, including demands from depositors, draws on lines of credit and paying any creditors, on a timely and cost-effective basis, in various market conditions. Our liquidity profile is influenced by changes in market conditions, the composition of the balance sheet and risk tolerance levels. The Company has established liquidity guidelines and operating plans that detail the sources and uses of cash and liquidity.

The Company's primary sources of liquidity include deposits, loan payments and investment securities payments, both principal and interest, borrowings, and proceeds from the sale of loans and investment securities. Borrowings include advances from the FHLB, federal funds purchased and borrowing from other financial institutions. Additionally, the Company may sell stock or issue long-term debt to raise funds. While scheduled principal repayments on loans and investment securities are a relatively predictable source of funds, deposit inflows and outflows and prepayments of loans and investment securities are greatly influenced by interest rates, economic conditions and competition.

The Company's contractual cash flow obligations include the maturity of certificates of deposit, short term and long-term borrowings, interest on certificates of deposit and borrowings, operating leases and fees for information technology related services and professional services. Obligations for certificates of deposit and short-term borrowings are typically satisfied through the renewal of these instruments or the generation of new deposits or use of available short-term borrowings. Interest payments and obligations related to leases and services are typically met by cash generated from our operations. The Company does not have any obligation to repay long-term debt within the next three years other than $65 million in principal amount of Senior Notes maturing on June 1, 2026. The Company intends to repay the Senior Notes with dividends made to the Company from the Bank or from funds received through the issuance of new debt or sales of stock.

At December 31, 2023, the Bank had available borrowing capacity of $2.1 billion from the FHLB, $710 million from the FRBSF and $1.1 billion under borrowing lines established with other financial institutions. We believe that our current unrestricted cash and cash equivalents, cash flows from operations and borrowing capacity will be sufficient to meet our liquidity needs for at least the next 12 months. We are currently not aware of any other trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way that will impact our liquidity needs during or beyond the next 12 months.

Cash Flows

For 2023 and 2022, cash and cash equivalents increased $142.8 million and $7.6 million, respectively. As a banking institution, the Company has extensive access to liquidity. As excess liquidity can reduce the Company's earnings and returns, the Company manages its cash positions to minimize the level of excess liquidity and does not attempt to maximize the level of cash and cash equivalents. The following discussion highlights the major activities and transactions that affected our cash flows during these periods.

Cash flows from operating activities

The Company's operating assets and liabilities are used to support our lending activities, including the origination and sale of mortgage loans. For 2023, $8 million of cash was provided by operating activities. For 2022, cash of $218 million was provided by operating activities, primarily from cash proceeds from the sale of loans exceeding cash used to fund LHFS.

Cash flows from investing activities

The Company's investing activities are primarily related to investment securities and LHFI. For 2023, cash of $484 million was provided by investing activities primarily from the cash acquired from an acquisition of branches and the related deposits, principal repayments on AFS investment securities and LHFI repayments in excess of originations, partially offset by the purchase of AFS investment securities and net FHLB stock purchases. For 2022, cash of $2.7 billion was used in investing activities primarily for the origination of LHFI net of principal repayments, the purchase of AFS investment securities and cash distributed in the sale of branches, partially offset by proceeds from the sale of and principal repayments of investment securities.

Cash flows from financing activities

The Company's financing activities are primarily related to deposits, net proceeds from borrowings and equity transactions. For 2023, cash of $349 million was used in financing activities primarily due to decreases in deposits and dividends paid on our common stock partially offset by a net increase in long term and short-term borrowings. For 2022, cash of $2.4 billion was provided by financing activities from growth in deposits, increase in long-term FHLB borrowings and proceeds from our debt issuance, partially offset by net repayment of short-term borrowings and repurchases of and dividends paid on our common stock.

Capital Resources and Dividends

The capital rules applicable to United States based bank holding companies and federally insured depository institutions ("Capital Rules") require the Company (on a consolidated basis) and the Bank (on a stand-alone basis) to meet specific capital adequacy requirements that, for the most part, involve quantitative measures, primarily in terms of the ratios of their capital to their assets, liabilities, and certain off-balance sheet items, calculated under regulatory accounting practices. In addition, prompt corrective action regulations place a federally insured depository institution, such as the Bank, into one of five capital categories on the basis of its capital ratios: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; or (v) critically undercapitalized. A depository institution's primary federal regulatory agency may determine that, based on certain qualitative assessments, the depository institution should be assigned to a lower capital category than the one indicated by its capital ratios. At each successive lower capital category, a depository institution is subject to greater operating restrictions and increased regulatory supervision by its federal bank regulatory agency.

The following tables set forth the capital and capital ratios of HomeStreet Inc. (on a consolidated basis) and HomeStreet Bank as of the dates indicated below, as compared to the respective regulatory requirements applicable to them:

| | At December 31, 2023 | | | | | |
| | Actual | | For Minimum Capital Adequacy Purposes | | To Be Categorized As "Well Capitalized" | |
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
HomeStreet, Inc.						
Tier 1 leverage capital (to average assets)	$ 675,440	7.04 %	$ 383,696	4.0 %	NA	NA
Common equity tier 1 capital (to risk-weighted assets)	615,440	9.66 %	286,709	4.5 %	NA	NA
Tier 1 risk-based capital (to risk-weighted assets)	675,440	10.60 %	382,279	6.0 %	NA	NA
Total risk-based capital (to risk-weighted assets)	818,075	12.84 %	509,705	8.0 %	NA	NA
HomeStreet Bank						
Tier 1 leverage capital (to average assets)	$ 814,719	8.50 %	$ 383,482	4.0 %	$ 479,352	5.0 %
Common equity tier 1 capital (to risk-weighted assets)	814,719	12.79 %	286,569	4.5 %	413,933	6.5 %
Tier 1 risk-based capital (to risk-weighted assets)	814,719	12.79 %	382,092	6.0 %	509,456	8.0 %
Total risk-based capital (to risk-weighted assets)	858,992	13.49 %	509,456	8.0 %	636,820	10.0 %

| | At December 31, 2022 | | | | | |
| | Actual | | For Minimum Capital Adequacy Purposes | | To Be Categorized As "Well Capitalized" | |
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
HomeStreet, Inc.						
Tier 1 leverage capital (to average assets)	$ 693,112	7.25 %	$ 382,467	4.0 %	NA	NA
Common equity tier 1 capital (to risk-weighted assets)	633,112	8.72 %	326,876	4.5 %	NA	NA
Tier 1 risk-based capital (to risk-weighted assets)	693,112	9.54 %	435,834	6.0 %	NA	NA
Total risk-based capital (to risk-weighted assets)	837,828	11.53 %	581,112	8.0 %	NA	NA
HomeStreet Bank						
Tier 1 leverage capital (to average assets)	$ 822,891	8.63 %	$ 381,506	4.0 %	$ 476,883	5.0 %
Common equity tier 1 capital (to risk-weighted assets)	822,891	11.92 %	310,582	4.5 %	448,618	6.5 %
Tier 1 risk-based capital (to risk-weighted assets)	822,891	11.92 %	414,109	6.0 %	552,146	8.0 %
Total risk-based capital (to risk-weighted assets)	868,993	12.59 %	552,146	8.0 %	690,182	10.0 %

At each of the dates set forth in the above table, the Company exceeded the minimum required capital ratios applicable to it and the Bank's capital ratios exceeded the minimums necessary to qualify as a well-capitalized depository institution under the prompt corrective action regulations. In addition to the minimum capital ratios, both the Company and the Bank are required to maintain a "conservation buffer" consisting of additional Common Equity Tier 1 Capital which is at least 2.5% above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses. The required ratios for capital adequacy set forth in the above table do not include the Capital Rules' additional capital conservation buffer, though each of the Company and the Bank maintained capital ratios necessary to satisfy the capital conservation buffer requirements as of the dates indicated. At December 31, 2023, capital conservation buffers for the Company and the Bank were 4.60% and 5.49%, respectively.

The Company paid a quarterly cash dividend totaling $0.65 per common share in the year 2023. In the first quarter of 2024, the Company did not declare a cash dividend and currently does not plan to pay quarterly dividends in 2024. The amount and declaration of future cash dividends are subject to approval by our Board of Directors and certain statutory requirements and regulatory restrictions.

We had no material commitments for capital expenditures as of December 31, 2023. However, we intend to take advantage of opportunities that may arise in the future to grow our businesses, which may include opening additional offices or acquiring complementary businesses that we believe will provide us with attractive risk-adjusted returns. As a result, we may seek to obtain additional borrowings and to sell additional shares of our common stock to raise funds which we might need for these purposes. There is no assurance, however, that, if required, we will succeed in obtaining additional borrowings or selling additional shares of our common stock on terms that are acceptable to us, if at all, as this will depend on market conditions and other factors outside of our control, as well as our future results of operations. The merger agreement with FirstSun contains restrictions on the Company's ability to incur additional long-term debt or sell shares of preferred or common stock.

Accounting Developments

See Financial Statements and Supplementary Data - Note 1, *Summary of Significant Accounting Policies* for a discussion of accounting developments.

Non-GAAP Financial Measures

To supplement our consolidated financial statements presented in accordance with GAAP, we use certain non-GAAP measures of financial performance. In this Form 10-K, we use the following non-GAAP measures: (i) tangible common equity and tangible assets as we believe this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of capital ratios; (ii) core income and effective tax rate on core income before taxes, which excludes goodwill impairment charges and merger related expenses and the related tax impact as we believe this measure is a better comparison to be used for projecting future results and (iii) an efficiency ratio which is the ratio of noninterest expense to the sum of net interest income and noninterest income, excluding certain items of income or expense and excluding taxes incurred and payable to the state of Washington as such taxes are not classified as income taxes and we believe including them in noninterest expense impacts the comparability of our results to those companies whose operations are in states where assessed taxes on business are classified as income taxes.

These supplemental performance measures may vary from, and may not be comparable to, similarly titled measures provided by other companies in our industry. Non-GAAP financial measures are not in accordance with, or an alternative for, GAAP. Generally, a non-GAAP financial measure is a numerical measure of a company's performance that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. A non-GAAP financial measure may also be a financial metric that is not required by GAAP or other applicable requirements.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by providing additional information used by management that is not otherwise required by GAAP or other applicable requirements. Our management uses, and believes that investors benefit from referring to, these non-GAAP financial measures in assessing our operating results and when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate a comparison of our performance to prior periods. We believe these measures are frequently used by securities analysts, investors and other parties in the evaluation of companies in our industry. These non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures prepared in accordance with GAAP. In the information below, we have provided reconciliations of, where applicable, the most comparable GAAP financial measures to the non-GAAP measures used in this Form 10-K, or a calculation of the non-GAAP financial measure.

Reconciliations of non-GAAP results of operations to the nearest comparable GAAP measures or the calculation of the non-GAAP financial measures:

(in thousands, except ratio)		For the Year Ended		
		2023		2022
Core net income (loss)				
Net income (loss)	$	(27,508)	$	66,540
Adjustments (tax effected)				
Merger related expenses		1,170		—
Goodwill impairment charge		34,622		—
Total	$	8,284	$	66,540
Core net income (loss) per fully diluted share				
Fully diluted shares		18,783,005		19,041,111
Computed amount				
	$	0.44	$	3.49
Return on average tangible equity				
Average shareholders' equity	$	552,234	$	617,469
Less: Average goodwill and other intangibles		(25,695)		(30,930)
Average tangible equity	$	526,539	$	586,539
Core net income	$	8,284	$	66,540
Adjustments (tax effected):				
Amortization on core deposit intangibles		2,302		751
Tangible income applicable to shareholders	$	10,586	$	67,291
Ratio		2.0 %		11.5 %
Efficiency ratio				
Noninterest expense				
Total	$	241,872	$	205,419
Adjustments:				
Merger related expenses		(1,500)		—
Goodwill Impairment charge		(39,857)		—
State of Washington taxes		(994)		(2,311)
Adjusted total	$	199,521	$	203,108
Total revenues				
Net interest income	$	166,753	$	233,307
Noninterest income		41,921		51,570
Gain on sale of branches		—		(4,270)
Total	$	208,674	$	280,607
Ratio		95.6 %		72.4 %
Effective tax rate used in computations above [1]		22.0 %		22.0 %

(in thousands, except share data)		As of		
		December 31, 2023		December 31, 2022
Tangible book value per share				
Shareholders' equity	$	538,387	$	562,147
Less: goodwill and other intangibles		(9,641)		(29,980)
Tangible shareholder's equity	$	528,746	$	532,167
Common shares outstanding		18,810,055		18,730,380
Computed amount	$	28.11	$	28.41
Tangible common equity to tangible assets				
Tangible shareholder's equity (per above)	$	528,746	$	532,167
Tangible assets				
Total assets	$	9,392,450	$	9,364,760
Less: Goodwill and other intangibles		(9,641)		(29,980)
Net	$	9,382,809	$	9,334,780
Ratio		5.6 %		5.7 %

(1) Effective tax rate indicated is used for all adjustments except the goodwill impairment charge as a portion of this charge was not deductible for tax purposes. Instead, a computed effective rate of 13.1% was used for the goodwill impairment charge.

ITEM 7A   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Management

Market risk is defined as the sensitivity of income, fair value measurements and capital to changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices. The primary market risks that we are exposed to are price and interest rate risks. Price risk is defined as the risk to current or anticipated earnings or capital arising from changes in the value of either assets or liabilities that are entered into as part of distributing or managing risk. Interest rate risk is defined as risk to current or anticipated earnings or capital arising from movements in interest rates.

For the Company, price and interest rate risks arise from the financial instruments and positions we hold. This includes loans, MSRs, investment securities, deposits, borrowings, long-term debt and derivative financial instruments. Due to the nature of our current operations, we are not subject to foreign currency exchange or commodity price risk. Our real estate loan portfolio is subject to risks associated with the local economies of our various markets, in particular, the regional economy of the western United States, including Hawaii.

The spread between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative dollar amounts of these assets and liabilities are the principal items affecting net interest income. Changes in net interest rates (interest rate risk) are influenced to a significant degree by the repricing characteristics of assets and liabilities (timing risk), the relationship between various rates (basis risk), customer options (option risk) and changes in the shape of the yield curve (time-sensitive risk). We manage the available-for-sale investment securities portfolio while maintaining a balance between risk and return. The Company's funding strategy is to grow core deposits while we efficiently supplement using wholesale borrowings.

We estimate the sensitivity of our net interest income to changes in market interest rates using an interest rate simulation model that includes assumptions related to the level of balance sheet growth, deposit repricing characteristics and the rate of prepayments for multiple interest rate change scenarios. Interest rate sensitivity depends on certain repricing characteristics in our interest-earnings assets and interest-bearing liabilities, including the maturity structure of assets and liabilities and their repricing characteristics during the periods of changes in market interest rates. Effective interest rate risk management seeks to ensure both assets and liabilities respond to changes in interest rates within an acceptable timeframe, minimizing the impact of interest rate changes on net interest income and capital. Interest rate sensitivity is measured as the difference between the volume of assets and liabilities, at a point in time, that are subject to repricing at various time horizons, known as interest rate sensitivity gaps.

The following table presents sensitivity gaps for these different intervals:

(dollars in thousands)	3 Mos. or Less	More Than 3 Mos. to 6 Mos.	More Than 6 Mos. to 12 Mos.	More Than 12 Mos. to 3 Yrs.	More Than 3 Yrs. to 5 Yrs.	More Than 5 to 15 Yrs.	More Than 15 Yrs.	Non-Rate-Sensitive	Total
December 31, 2023									
Interest-earning assets									
Cash & cash equivalents	$ 215,664	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 215,664
FHLB Stock	49,692	—	—	—	—	—	5,601	—	55,293
Investment securities [1]	154,952	105,325	100,667	163,851	162,955	546,167	44,351	—	1,278,268
LHFS	19,637	—	—	—	—	—	—	—	19,637
LHFI [1]	1,205,491	371,792	592,788	1,847,822	1,951,811	1,385,156	68,044	—	7,422,904
Total	1,645,436	477,117	693,455	2,011,673	2,114,766	1,931,323	117,996	—	8,991,766
Noninterest-earning assets	—	—	—	—	—	—	—	400,684	400,684
Total assets	$ 1,645,436	$ 477,117	$ 693,455	$ 2,011,673	$ 2,114,766	$ 1,931,323	$ 117,996	$ 400,684	$ 9,392,450
Interest-bearing liabilities									
Demand deposit accounts [2]	$ 344,748	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 344,748
Savings accounts [2]	261,508	—	—	—	—	—	—	—	261,508
Money market accounts [2]	1,622,665	—	—	—	—	—	—	—	1,622,665
Certificates of deposit	1,055,243	1,221,580	746,048	193,116	11,865	—	102	—	3,227,954
FHLB advances	100,000	—	—	800,000	200,000	—	—	—	1,100,000
FRB borrowings	200,000	300,000	145,000	—	—	—	—	—	645,000
Long-term debt [3]	59,766	—	—	65,000	100,000	—	—	—	224,766
Total	3,643,930	1,521,580	891,048	1,058,116	311,865	—	102	—	7,426,641
Noninterest-bearing liabilities	—	—	—	—	—	—	—	1,427,422	1,427,422
Shareholders' Equity	—	—	—	—	—	—	—	538,387	538,387
Total liabilities and shareholders' equity	$ 3,643,930	$ 1,521,580	$ 891,048	$ 1,058,116	$ 311,865	$ —	$ 102	$ 1,965,809	$ 9,392,450
Interest sensitivity gap	$ (1,998,494)	$ (1,044,463)	$ (197,593)	$ 953,557	$ 1,802,901	$ 1,931,323	$ 117,894		
Cumulative interest rate sensitivity gap									
Total	$ (1,998,494)	$ (3,042,957)	$ (3,240,550)	$ (2,286,993)	$ (484,092)	$ 1,447,231	$ 1,565,125		
As a % of total assets	(21)%	(32)%	(35)%	(24)%	(5)%	15 %	17 %		
As a % of cumulative interest-bearing liabilities	45 %	41 %	46 %	68 %	93 %	119 %	121 %		

(1) Based on contractual maturities, repricing dates and forecasted principal payments assuming normal amortization and, where applicable, prepayments.

(2) Assumes 100% of interest-bearing non-maturity deposits are subject to repricing in three months or less.

(3) Based on contractual maturity.

As of December 31, 2023, the Company is considered liability sensitive as exhibited by the gap table above and our net interest income sensitivity analysis.

Changes in the mix of interest-earning assets or interest-bearing liabilities can either increase or decrease the net interest margin, without affecting interest rate sensitivity. In addition, the interest rate spread between an earning asset and its funding liability can vary significantly, while the timing of repricing for both the asset and the liability remains the same, thereby impacting net interest income. This characteristic is referred to as basis risk. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have a significant impact on our net interest margin. Because of these factors, an interest sensitivity gap analysis may not provide an accurate assessment of our actual exposure to changes in interest rates.

The estimated impact on our net interest income over a time horizon of one year and the change in net portfolio value as of December 31, 2023 and 2022 are provided in the table below. For the scenarios shown, the interest rate simulation assumes an instantaneous and sustained shift in market interest rates and no change in the composition or size of the balance sheet.

Change in Interest Rates (basis points) [1]	December 31, 2023		December 31, 2022	
	Percentage Change			
	Net Interest Income [2]	Net Portfolio Value [3]	Net Interest Income [2]	Net Portfolio Value [3]
+300	(15.4)%	(23.8)%	(3.8)%	(36.3)%
+200	(9.4)%	(13.9)%	(1.7)%	(24.1)%
+100	(4.2)%	(5.9)%	(0.7)%	(12.1)%
-100	3.5 %	1.9 %	0.5 %	10.3 %
-200	6.6 %	1.0 %	0.2 %	18.1 %
-300	10.9 %	(6.7)%	(0.5)%	22.9 %

(1)   For purposes of our model, we assume interest rates will not go below zero. This "floor" limits the effect of a potential negative interest rate shock in a low rate environment.

(2)   This percentage change represents the impact to net interest income for a one-year period, assuming there is no change in the structure of the balance sheet.

(3)   This percentage change represents the impact to the net present value of equity, assuming there is no change in the structure of the balance sheet.

The changes in interest rate sensitivity between December 31, 2023 and 2022 reflected the impact of higher market interest rates, an inverted yield curve and changes to overall balance sheet composition. Some of the assumptions made in the simulation model may not materialize and unanticipated events and circumstances will occur. We do not allow for negative rate assumptions in our model, but actual results in extreme interest rate decline scenarios may result in negative rate assumptions which may cause the modeling results to be inherently unreliable. In addition, the simulation model does not take into account any future actions that we could undertake to mitigate an adverse impact due to changes in interest rates from those expected, in the actual level of market interest rates or competitive influences on our deposits.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of HomeStreet, Inc.
Seattle, Washington

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of HomeStreet, Inc. and Subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses for Loans Held for Investment – Economic Qualitative Factor – Refer to Notes 1 and 3 to the financial statements

The Company accounts for its allowance for credit losses ("ACL") on loans held for investment in accordance with Accounting Standards Codification Topic 326: Financial Instruments – Credit Losses, which requires the measurement of the current expected credit losses for financial assets held at the reporting date. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the loans. Management estimates the ACL balance using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. As of December 31, 2023, the Company's consolidated allowance for credit losses on loans was $40,500,000 and reversal of provision for credit losses on loans was $441,000 for the year then ended.

The Company's ACL model uses statistical analysis to determine life of loan default rates for the quantitative component and analyzes qualitative factors ("Q-Factors") that assess the current loan portfolio and forecasted economic environment. The Q-Factors adjust the expected historic loss rates for current and forecasted conditions that are not provided for in the historical loss information. The Q-Factors require management to make significant judgment about the assumptions that are inherently uncertain. The significant qualitative adjustment relates to the economic Q-Factor.

We identified auditing of the qualitative adjustment for the economic Q-Factor as a critical audit matter because of the significant judgments applied by management in determining the qualitative adjustment. In addition, auditing the Company's qualitative adjustment for the economic Q-Factor required a high degree of auditor judgment and an increased extent of effort.

The primary audit procedures we performed to address this critical audit matter included the following:

- Tested the design and operating effectiveness of controls over Q-Factor adjustments within the ACL model, including controls addressing:
    ◦ Management's review of the reasonableness of assumptions and judgments, including the qualitative risk adjustments used to derive the economic Q-Factor.
    ◦ Management's review of the calculation of Q-Factor adjustments, including the application of the economic Q-Factor.
    ◦ Management's evaluation of the relevance and reliability of data utilized in the calculation of the economic Q-Factor.
- Tested the mathematical accuracy of economic Q-Factor adjustments within the ACL model.
- Tested the relevance and reliability of the data used in the determination of economic Q-Factor adjustments.
- Evaluated the reasonableness of management's assumptions and judgments used in the determination of the economic Q-Factor adjustments and the resulting allocation to the qualitative allowance for the ACL on loans.

Single Family Mortgage Servicing Rights — Projected Prepayment Speed and Discount Rate Assumptions — Refer to Notes 1, 9, and 13 to the financial statements

The Company initially records, and subsequently measures, single family mortgage servicing rights ("MSRs") at fair value and categorizes its single family MSRs as "Level 3" financial instruments. Changes in the fair value of single family MSRs result from changes in (1) model inputs and assumptions and (2) modeled amortization, representing the collection and realization of expected cash flows and curtailments over time. The model inputs used to estimate the fair value of single family MSRs include assumptions regarding projected prepayment speeds and discount rates. The Company's methodology for estimating the fair value of single family MSRs is highly sensitive to changes in these assumptions.

We identified the auditing of the projected prepayment speed and discount rate assumptions used in the single family MSRs valuation as a critical audit matter because of the significant judgment applied by management in evaluating these assumptions. In addition, auditing the Company's single family MSRs valuation required a high degree of auditor judgment and an increased extent of effort, including the need to involve third party fair value specialists to evaluate the reasonableness of management's assumptions related to the selection of projected prepayment speeds and discount rates used in the valuation of the single family MSRs.

The primary audit procedures we performed to address this critical audit matter included the following:

- Tested the design and operating effectiveness of controls related to the appropriateness of the fair value of single family MSRs, including management's review of the projected prepayment speeds and discount rates.
- Compared management's estimate of fair value of single family MSRs to a fair value estimate independently determined by a third party fair value specialist using projected prepayment speeds and discount rates obtained from market survey data.

By: /s/ Crowe LLP

We have served as the Company's auditor since 2023.

Los Angeles, California
March 6, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of HomeStreet, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of HomeStreet, Inc. and subsidiaries (the "Company") as of December 31, 2022, the related consolidated income statements, statements of comprehensive income (loss), shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Seattle, Washington
March 3, 2023

We began serving as the Company's auditor in 2013. In 2023, we became the predecessor auditor.

HOMESTREET, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	At December 31, 2023		At December 31, 2022	
ASSETS				
Cash and cash equivalents	$	215,664	$	72,828
Investment securities		1,278,268		1,400,212
Loans held for sale ("LHFS")		19,637		17,327
Loans held for investment ("LHFI") (net of allowance for credit losses of $40,500 and $41,500)		7,382,404		7,384,820
Mortgage servicing rights ("MSRs")		104,236		111,873
Premises and equipment, net		53,582		51,172
Other real estate owned ("OREO")		3,667		1,839
Goodwill and other intangible assets		9,641		29,980
Other assets		325,351		294,709
Total assets	$	9,392,450	$	9,364,760
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Deposits	$	6,763,378	$	7,451,919
Borrowings		1,745,000		1,016,000
Long-term debt		224,766		224,404
Accounts payable and other liabilities		120,919		110,290
Total liabilities		8,854,063		8,802,613
Commitments and contingencies (Note 10)				
Shareholders' equity:				
Common stock, no par value, authorized 160,000,000###shares; issued and outstanding, 18,810,055 shares and 18,730,380 shares		229,889		226,592
Retained earnings		395,357		435,085
Accumulated other comprehensive income (loss)		(86,859)		(99,530)
Total shareholders' equity		538,387		562,147
Total liabilities and shareholders' equity	$	9,392,450	$	9,364,760

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

	Years Ended December 31,		
(in thousands, except share and per share data)	2023	2022	2021
Interest income:			
Loans	$ 341,255	$ 266,841	$ 222,166
Investment securities	49,615	33,825	21,560
Cash, Fed Funds and other	8,873	3,622	569
Total interest income	399,743	304,288	244,295
Interest expense:			
Deposits	137,920	32,013	11,411
Borrowings	95,070	38,968	5,827
Total interest expense	232,990	70,981	17,238
Net interest income	166,753	233,307	227,057
Provision for credit losses	(441)	(5,202)	(15,000)
Net interest income after provision for credit losses	167,194	238,509	242,057
Noninterest income:			
Net gain on loan origination and sale activities	9,346	17,701	92,318
Loan servicing income	12,648	12,388	7,233
Deposit fees	10,148	8,875	8,068
Other	9,779	12,606	12,356
Total noninterest income	41,921	51,570	119,975
Noninterest expense:			
Compensation and benefits	111,064	115,533	132,015
Information services	29,901	29,981	27,913
Occupancy	22,241	24,528	23,832
General, administrative and other	38,809	35,377	31,583
Goodwill impairment	39,857	—	—
Total noninterest expense	241,872	205,419	215,343
Income (loss) before income taxes	(32,757)	84,660	146,689
Income tax (benefit) expense	(5,249)	18,120	31,267
Net income (loss)	$ (27,508)	$ 66,540	$ 115,422
Net income (loss) per share			
Basic	$ (1.46)	$ 3.51	$ 5.53
Diluted	$ (1.46)	$ 3.49	$ 5.46
Weighted average shares outstanding:			
Basic	18,783,005	18,931,107	20,885,509
Diluted	18,783,005	19,041,111	21,143,414

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)		Years Ended December 31,				
		2023		2022		2021
Net income (loss)	$	(27,508)	$	66,540	$	115,422
Other comprehensive income (loss):						
Unrealized gain (loss) on investment securities available for sale ("AFS")		15,535		(158,499)		(17,934)
Reclassification for net (gains) losses included in income		(3)		(24)		(62)
Other comprehensive income (loss) before tax		15,532		(158,523)		(17,996)
Income tax impact of:						
Unrealized gain (loss) on investment securities AFS		2,862		(37,847)		(3,766)
Reclassification for net (gains) losses included in income		(1)		(6)		(13)
Total		2,861		(37,853)		(3,779)
Other comprehensive income (loss)		12,671		(120,670)		(14,217)
Total comprehensive income (loss)	$	(14,837)	$	(54,130)	$	101,205

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share data)	Number of shares	Common stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2020	21,796,904	$ 278,505	$ 403,888	$ 35,357	$ 717,750
Net income	—	—	115,422	—	115,422
Share-based compensation expense	—	3,398	—	—	3,398
Common stock issued - Option exercise; stock grants	260,267	2,418	—	—	2,418
Other comprehensive income (loss)	—	—	—	(14,217)	(14,217)
Dividends declared ($1.00 per share)	—	—	(21,338)	—	(21,338)
Common stock repurchased	(1,971,835)	(34,465)	(53,629)	—	(88,094)
Balance, December 31, 2021	20,085,336	249,856	444,343	21,140	715,339
Net income	—	—	66,540	—	66,540
Share-based compensation expense	—	4,106	—	—	4,106
Common stock issued - Stock grants	143,369	—	—	—	—
Other comprehensive income (loss)	—	—	—	(120,670)	(120,670)
Dividends declared ($1.40 per share)	—	—	(26,847)	—	(26,847)
Common stock repurchased	(1,498,325)	(27,370)	(48,951)	—	(76,321)
Balance, December 31, 2022	18,730,380	226,592	435,085	(99,530)	562,147
Net income (loss)	—	—	(27,508)	—	(27,508)
Share-based compensation expense	—	3,613	—	—	3,613
Common stock issued - Stock grants	92,769	—	—	—	—
Other comprehensive income (loss)	—	—	—	12,671	12,671
Dividends declared ($0.65 per share)	—	—	(12,220)	—	(12,220)
Common stock repurchased	(13,094)	(316)	—	—	(316)
Balance, December 31, 2023	18,810,055	$ 229,889	$ 395,357	$ (86,859)	$ 538,387

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
(in thousands)	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (27,508)	$ 66,540	$ 115,422
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Goodwill impairment charge	39,857	—	—
Provision for credit losses	(441)	(5,202)	(15,000)
Depreciation and amortization, premises and equipment	7,146	9,707	9,908
Amortization of premiums and discounts: investment securities, deposits, debt	357	3,126	6,002
Operating leases: excess of payments over amortization	(3,145)	(4,081)	(4,029)
Amortization of finance leases	425	580	1,066
Amortization of core deposit intangibles	2,951	963	1,171
Amortization of deferred loan fees and costs	(1,039)	(1,182)	(8,569)
Share-based compensation expense	3,613	4,106	3,398
Deferred income tax (benefit) expense	(9,129)	(12,996)	4,718
Origination of LHFS	(362,453)	(670,905)	(2,251,090)
Proceeds from sale of LHFS	363,327	831,095	2,379,116
Net fair value adjustment and gain on sale of LHFS	(676)	6,450	(42,358)
Origination of MSRs	(3,645)	(11,778)	(34,445)
Net gain on sale of loans originated as LHFI	—	(88)	(11,377)
Change in fair value of MSRs	5,964	(6,788)	12,290
Amortization of servicing rights	5,778	7,692	7,581
Net fair value adjustment, gain on sale and provision for losses on other real estate owned	(975)	—	—
Gain on sale of branches	—	(4,270)	—
Net change in trading securities	(5,695)	(18,989)	—
(Increase) decrease in other assets	(44,386)	17,797	(5,796)
Increase in accounts payable and other liabilities	37,698	6,551	5,027
Net cash provided by operating activities	8,024	218,328	173,035
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of investment securities	(53,232)	(759,501)	(179,398)
Proceeds from sale of investment securities	4,693	98,915	28,187
Principal payments on investment securities	192,555	125,848	197,253
Proceeds from sale of OREO	2,972	952	541
Proceeds from sale of loans originated as LHFI	—	4,613	504,584
Net cash distributed in sale of branches	—	(138,756)	—
Net decrease (increase) in LHFI	18,958	(1,940,489)	(683,822)
Purchases of premises and equipment	(3,811)	(6,786)	(2,941)
Net cash received from acquisitions of branches	327,901	—	—
Proceeds from sale of Federal Home Loan Bank stock	222,814	147,486	109,484
Purchases of Federal Home Loan Bank stock	(228,802)	(186,430)	(99,526)
Net cash provided by (used in) investing activities	484,048	(2,654,148)	(125,638)

(in thousands)	Years Ended December 31,		
	2023	2022	2021
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase (decrease) in deposits, net	$ (1,065,463)	$ 1,472,834	$ 347,867
Changes in short-term borrowings, net	84,000	(25,000)	(281,800)
Proceeds from other long-term borrowings	1,180,000	1,000,000	50,000
Repayment of other long-term borrowings	(535,000)	—	(50,000)
Proceeds from debt issuance, net	—	98,036	—
Repayment of finance lease principal	(456)	(589)	(1,070)
Repurchases of common stock	—	(75,000)	(84,154)
Proceeds from exercise of stock options	—	—	263
Dividends paid on common stock	(12,317)	(26,847)	(21,338)
Net cash (used in) provided by financing activities	(349,236)	2,443,434	(40,232)
Net increase in cash and cash equivalents	142,836	7,614	7,165
Cash and cash equivalents, beginning of year	72,828	65,214	58,049
Cash and cash equivalents, end of year	$ 215,664	$ 72,828	$ 65,214
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest	$ 217,132	$ 66,364	$ 17,303
Federal and state income taxes	(5,287)	5,201	34,429
Non-cash activities:			
LHFI foreclosed and transferred to OREO	3,576	1,160	—
Loans transferred from LHFI to LHFS, net	2,507	12,361	392,555
Ginnie Mae loans derecognized with the right to repurchase, net	1,301	5,424	89,408
New investments in LIHTC partnerships	15,000	—	15,000
Repurchase of common stock - award shares	316	1,321	3,940
Acquisition:			
Loans acquired	21,197	—	—
Premises and equipment and other assets	5,845	—	—
Liabilities assumed	377,412	—	—
Goodwill and other intangibles	22,469	—	—

See accompanying notes to consolidated financial statements.

HomeStreet, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business

HomeStreet, Inc., a State of Washington corporation organized in 1921 (the "Corporation"), is a Washington-based diversified financial services holding company whose operations are primarily conducted through its wholly owned subsidiaries (collectively the "Company") HomeStreet Statutory Trusts and HomeStreet Bank (the "Bank"), and the Bank's subsidiaries, Continental Escrow Company, HomeStreet Foundation, HS Properties, Inc., HS Evergreen Corporate Center LLC, and Union Street Holdings LLC. The Company is principally engaged in commercial banking, mortgage banking and consumer/retail banking activities serving customers primarily in the Western United States.

The Bank, the Company's principal operating subsidiary, is engaged in commercial banking, mortgage banking and consumer/ retail banking activities. The Bank was incorporated in the State of Washington in 1986, and, as a state-chartered non-member commercial bank, is subject to examination by the State of Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC").

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. The Company allocates resources and assesses financial performance on a consolidated basis and therefore has one reporting segment. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Reclassifications

Certain amounts in the financial statements from prior periods have been reclassified to conform to the current financial statement presentation. These reclassifications had no effect on prior years' net income or stockholders' equity.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks, certificates of deposits with original maturities of less than ninety days, investment securities with original maturities of less than ninety days, money market funds and federal funds sold. The Bank maintains most of its excess cash at the Federal Reserve Bank of San Francisco ("FRBSF"), with well-capitalized correspondent banks or with other depository institutions at amounts less than the FDIC insured limits. Restricted cash of $6.4 million and $6.7 million at December 31, 2023 and 2022, respectively, is included in cash and cash equivalents.

Investment Securities

Investment securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Investments not classified as trading securities nor as held-to-maturity ("HTM") securities are classified as AFS securities and recorded at fair value. Unrealized gains or losses on AFS securities are excluded from net income and reported net of taxes as a separate component of other comprehensive income included in shareholders' equity. Purchase premiums and discounts are recognized in interest income using the effective interest method over the contractual life of the securities. Purchase premiums or discounts related to mortgage-backed securities are amortized or accreted using projected prepayment speeds. Gains and losses on the sale of AFS securities are recorded on the trade date and are determined using the specific identification method.

Trading securities, consisting of US Treasury notes, are used as economic hedges of our mortgage servicing rights, which are carried at fair value and included as investment securities on the balance sheet. Net gain or loss on trading securities are included in loan servicing income in the consolidated income statements.

The Company evaluates AFS securities in an unrealized loss position at the end of each quarter to determine whether the decline in value is temporary or permanent. An unrealized loss exists when the fair value of an individual security is less than its amortized cost basis. When qualitative factors indicate that a credit loss may exist, the Company compares the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. The Company recognizes an allowance for credit loss ("ACL") if a loss is considered to exist, measured as the difference between the present value of expected cash flows and the amortized cost basis of the security, limited by the amount that the security's fair value is less than its amortized cost basis. The Company does not believe any of these securities that were in an unrealized loss position at December 31, 2023 or 2022 have a credit loss impairment.

The Company evaluates HTM securities at the end of each quarter to determine if any expected credit losses exist. The Company does not believe any expected credit losses existed for these securities as of December 31, 2023 and 2022.

Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank of Des Moines ("FHLB"), and as such, is required to own a certain amount of FHLB stock based on the level of borrowings and other factors. FHLB stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are recorded as a component of interest income.

LHFS

Loans originated for sale in the secondary market or designated for whole loan sales are classified as LHFS. Management has elected the fair value option for all single family LHFS (originated with the intent to market for sale) and records these loans at fair value. Gains and losses from changes in fair value on LHFS are recognized in net gain on mortgage loan origination and sale activities within noninterest income. Direct loan origination costs and fees for single family loans originated as held for sale are recognized as noninterest expenses.

Multifamily and Small Business Administration ("SBA") LHFS are accounted for at the lower of amortized cost or fair value ("LOCOM"). LOCOM valuations are performed quarterly or at the time of transfer to or from LHFS. Related gains and losses are recognized in net gain on mortgage loan origination and sale activities. Direct loan origination costs and fees for multifamily and SBA loans classified as held for sale are deferred at origination and recognized in earnings at the time of sale.

LHFI

LHFI are reported at the principal amount outstanding, net of cumulative charge-offs, interest applied to principal (for loans accounted for using the cost recovery method), unamortized net deferred loan origination fees and costs and unamortized premiums or discounts on purchased loans. When a loan is designated as held for investment, the intent is to hold these loans for the foreseeable future or until maturity or pay-off. If subsequent changes occur as part of the balance sheet management process, the Company may change its intent to hold these loans. Once a determination has been made to sell such loans, they are transferred to LHFS and carried at the lower of amortized cost or fair value. Interest on loans is recognized at the contractual rate of interest and is only accrued if deemed collectible. Deferred fees and costs and premiums and discounts are amortized over the contractual terms of the underlying loans using the constant effective yield (the interest method) or straight-line method.

Nonaccrual Loans

Loans for which the accrual of interest has been discontinued are designated as nonaccrual loans. Loans are placed on nonaccrual status when the full and timely collection of principal and interest is doubtful, generally when the loan becomes 90 days or more past due for principal or interest payment or if part of the principal balance has been charged off. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. All payments received on nonaccrual loans are accounted for using the cost recovery method. Under the cost recovery method, all cash collected is applied first to reduce the outstanding principal balance. A loan may be returned to accrual status if all delinquent principal and interest payments are brought current and the collectability of the remaining principal and interest payments in accordance with the loan agreement is reasonably assured. Loans whose repayments are insured by the Federal Housing Administration ("FHA"), guaranteed by the Department of Veterans' Affairs ("VA") or Ginnie Mae ("GNMA") are maintained on accrual status even if 90 days or more past due.

Modifications to Borrowers Experiencing Financial Difficulty ("MBFD")

The Company provides MBFDs which may include other than insignificant delays in payment of amounts due, extension of the terms of the notes or reduction in the interest rates on the notes. In certain instances, the Company may grant more than one type of modification. The granting of modifications for the years ended December 31, 2023 and 2022 did not have a material impact on the ACL.

When a borrower experiences financial difficulty, we sometimes modify or restructure loans, which may include delays in payment of amounts due, forgiveness of principal, extension of the terms of the notes or a reduction in the interest rates on the notes. These loans are classified as MBFDs. MBFDs are loans modified for the purpose of alleviating temporary impairments to the borrower's financial condition or cash flows. A workout plan between us and the borrower is designed to provide a bridge for borrower cash flow shortfalls in the near term.

ACL for LHFI

The ACL for LHFI is a valuation account that is deducted from the loans amortized cost basis to present the net amount expected to be collected on the loans. Loan balances are charged off against the ACL when management believes the non-collectability of a loan balance is confirmed. Recoveries are recorded as an increase to the ACL for LHFI to the extent they do not exceed the related charge-off amounts. The ACL for LHFI, as reported in our consolidated balance sheets, is adjusted by a provision for credit losses and reduced by the charge-offs of loan amounts, net of recoveries.

Management estimates the ACL balance using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix or delinquency levels or other relevant factors.

The credit loss estimation process involves procedures to appropriately consider the unique characteristics of its two loan portfolios, the consumer loan portfolio and the commercial loan portfolio. These two portfolios are further disaggregated into loan pools, the level at which credit risk is monitored. When computing ACL levels, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts. Determining the appropriateness of the ACL is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, based on the factors and forecasts then prevailing, may result in material changes in the ACL and provision for credit losses.

Credit Loss Measurement

The ACL level is influenced by current conditions related to loan volumes, loan asset quality ratings ("AQR") migration or delinquency status, historic loss experience and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses has two basic components: first, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics and second an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans.

The Company's ACL model methodology is to build a reserve rate using historical life of loan default rates combined with assessments of current loan portfolio information and current and forecasted economic environment and business cycle information. The model uses statistical analysis to determine the life of loan default rates for the quantitative component and analyzes qualitative factors (Q-Factors) that assess the current loan portfolio conditions and forecasted economic environment and collateral values. Below is the general overview our ACL model.

Loans that Share Similar Risk Characteristics with Other Loans

For loans that share similar risk characteristics, loans are segregated into loan pools based on similar risk characteristics, like product types or primary source of repayment to estimate the ACL.

Historical Loss Rates

The Company analyzed loan data from a full economic cycle, to the extent that data was available, to calculate life of loan loss rates. Based on the current economic environment and available loan level data, it was determined the Loss Horizon Period ("LHP") should begin prior to the economic recession that began in 2007. The Company monitors and reviews the LHP on an annual basis to determine appropriate time frames to be included based on economic indicators.

Under current expected credit losses methodology ("CECL"), the Company groups pools of loans by similar risk characteristics. Using these pools, sub-pools are established at a more granular level incorporating delinquency status and original FICO or original LTV (for consumer loans) and risk ratings (for commercial loans). Using the pool and sub-pool structure, cohorts are established historically on a quarterly basis containing the population in these sets as of that point in time. After the establishment of these cohorts, the loans within the cohorts are then tracked from that point forward to establish long-term Probability of Default ("PD") at the sub-pool level and Loss Given Default ("LGD") for the pool level. These historical cohorts and their PD/LGD outcomes are then averaged together to establish expected PDs and LGDs for each sub-pool.

Once historical cohorts are established, the loans in the cohort are tracked moving forward for default events. The Company has defined default events as the first dollar of loss. If a loan in the cohort has experienced a default event over the LHP then the balance of the loan at the time of cohort establishment becomes part of the numerator of the PD calculation. The Loss Given Probability of Default ("LGPD") or Expected Loss ("EL") is the weighted average PD for each sub-pool cohort times the average LGD for each pool. The output from the model then is a series of EL rates for each loan sub-pool, which are applied to the related outstanding balances for each loan sub-pool to determine the ACL reserve based on historical loss rates.

Q-Factors

The Q-Factors adjust the expected historic loss rates for current and forecasted conditions that are not provided for in the historical loss information. The Company has established a methodology for adjusting historical expected loss rates based on these more recent or forecasted changes. The Q-Factor methodology is based on a blend of quantitative analysis and management judgment and reviewed on a quarterly basis.

Each of the thirteen factors in the FASB standard were analyzed for common risk characteristics and grouped into seven consolidated Q-Factors as listed below:

Qualitative Factor	Financial Instruments - Credit Losses
Portfolio Credit Quality	The borrower's financial condition, credit rating, credit score, asset quality or business prospects
	The borrower's ability to make scheduled interest or principal payments
	The volume and severity of past due financial assets and the volume and severity of adversely classified or rated financial assets
Remaining Payments	The remaining payment terms of the financial assets
	The remaining time to maturity and the timing and extent of payments on the financial assets
Volume & Nature	The nature and volume of the entity's financial assets
Collateral Values	The value of underlying collateral on financial assets in which the collateral-dependent practical expedient has not been utilized
Economic	The environmental factors of a borrower and the areas in which the entity's credit is concentrated, such as: changes and expected changes in national, regional and local economic and business conditions and developments in which the entity operates, including the condition and expected condition of various market segments
Credit Culture	The entity's lending policies and procedures, including changes in lending strategies, underwriting standards, collection, write-off and recovery practices, as well as knowledge of the borrower's operations or the borrower's standing in the community
	The quality of the entity's credit review system
	The experience, ability and depth of the entity's management, lending staff, and other relevant staff
Business Environment	The environmental factors of a borrower and the areas in which the entity's credit is concentrated, such as: regulatory, legal, or technological environment to which the entity has exposure
	The environmental factors of a borrower and the areas in which the entity's credit is concentrated, such as: changes and expected changes in the general market condition of either the geographical area or the industry to which the entity has exposure

An eighth Q-Factor, Management Overlay, allows the Bank to adjust specific pools when conditions exist that were not contemplated in the model design that warrant an adjustment. The economic downturn caused by the COVID-19 pandemic and resulting accounting treatment of forbearances is an example of such a condition.

The Company has chosen two years as the forecast period based on management judgment and has determined that reasonable and supportable forecasts should be made for two of the Q-Factors: Economic and Collateral values.

Management has assigned weightings for each qualitative factor as well as individual metrics within each qualitative factor as to the relative importance of that factor or metric specific to each portfolio type. The Q-Factors above are evaluated using a seven-point scale ranging from significant improvement to significant deterioration.

The CECL Q-Factor methodology bounds the Q-Factor adjustments by a minimum and maximum range, based on the Bank's own historical expected loss rates for each respective pool. The rating of the Q-Factor on the seven-point scale, along with the allocated weight, determines the final expected loss adjustment. The model is constructed so that the total of the Q-Factor adjustments plus the current expected loss rate cannot be outside the maximum or minimum two-year loss rate for that pool, which is aligned with the Bank's chosen forecast period. Loss rates beyond two years are not adjusted in the Q-Factor process and the model reverts to the historical mean loss rates. Management Overlays are not bounded by the historical maximums.

Quarterly, loan data is gathered to update the portfolio metrics analyzed in the Q-Factor model. The model is updated with current data and applicable forecasts, then the results are reviewed by management. After consensus is reached on all Q-Factor ratings, the results are input into the Q-Factor model and applied to the pooled loans which are reviewed to determine the adequacy of the reserve.

Additional details describing the model by portfolio are below:

Consumer Loan Portfolio

The consumer loan portfolio is comprised of the single family and home equity loan classes, which are underwritten after evaluating a borrower's capacity, credit and collateral. Other consumer loans are grouped with home equity loans. Capacity refers to a borrower's ability to make payments on the loan. Several factors are considered when assessing a borrower's capacity, including the borrower's employment, income, current debt, assets and level of equity in the property. Credit refers to how well a borrower manages current and prior debts as documented by a credit report that provides credit scores and current and past information about the borrower's credit history. Collateral refers to the type and use of property, occupancy and market value. Property appraisals may be obtained to assist in evaluating collateral. Loan-to-property value and debt-to-income ratios, loan amount and lien position are considered in assessing whether to originate a loan. These borrowers are particularly susceptible to downturns in economic trends such as conditions that negatively affect housing prices, demand for housing and levels of unemployment.

Consumer Loan Portfolio Loss Rate Model

Under CECL, the Bank utilizes pools of loans that are grouped by similar risk characteristics: Single Family and Home Equity Loans. Sub-Pools are established at a more granular level for the calculation of PDs, incorporating delinquency status, original FICO and original LTV.

Consumer portfolio cohorts are established by grouping each ACL sub-pool at a point in time. Once historical cohorts are established, the loans in the cohort are tracked moving forward for default events.

The Q-Factors adjust the expected historic loss rates for current and forecasted conditions that are not provided for in the historical loss information. For Single Family loans all Q-Factors noted above are evaluated. For the Home Equity loans, collateral values are not evaluated as the Bank has determined the FICO score trends are a more relevant predictor of default than current collateral value for those types of loans. These factors are evaluated based on current conditions and forecasts (as applicable), using a seven-point scale ranging from significant improvement to significant deterioration.

Commercial Loan Portfolio

The commercial loan portfolio is comprised of the non-owner occupied commercial real estate ("CRE"), multifamily, construction and land development, owner occupied CRE and commercial business loan classes, whose underwriting standards consider the factors described for single family and home equity loan classes as well as others when assessing the borrower's and associated guarantor's or other related party's financial position. These other factors include assessing liquidity, net worth, leverage, other outstanding indebtedness of the borrower, the quality and reliability of cash expected to flow through the borrower (including the outflow to other lenders) and prior experiences with the borrower.

This information is used to assess financial capacity, profitability and experience. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity and availability of long-term financing.

Commercial Loan Portfolio Loss Rate Model

The Bank has subdivided the commercial loan portfolio into the following ACL reporting pools to more accurately group risk characteristics: Commercial Business, Owner Occupied CRE, Multifamily, Multifamily Construction, CRE, CRE Construction, Single Family Construction to Permanent, and Single Family Construction, which includes lot, land and acquisition and development loans. ACL sub-pools are established at a more granular level for the calculation of PDs, utilizing risk rating.

As outlined in the Bank's policies, commercial loans pools are non-homogenous and are regularly assessed for credit quality. For purposes of CECL, loans are sub-pooled according to the following AQR Ratings:

- 1-6: These loans meet the definition of "Pass" assets. They are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less costs to acquire and sell in a timely manner, of any underlying collateral. The Bank further uses the available AQR ratings for components of the sub-pools.
- 7: These loans meet the regulatory definition of "Special Mention." They contain potential weaknesses, that if uncorrected may result in deterioration of the likelihood of repayment or in the Bank's credit position.
- 8: These loans meet the regulatory definition of "Substandard." They are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. They have well-defined weaknesses and have unsatisfactory characteristics causing unacceptable levels of risk.

Commercial portfolio cohorts are established by grouping each ACL sub-pool at a point in time. Once historical cohorts are established, the loans in the cohort are tracked moving forward for default events. The Q-Factors adjust the expected historic loss rates for current and forecasted conditions that are not provided for in the historical loss information. All the Q-Factors noted above are evaluated for Commercial portfolio loans except for Commercial Business and Owner Occupied CRE loans which exclude the collateral values Q-Factor. The Company has determined that these loans are primarily underwritten by evaluating the cash flow of the business and not the underlying collateral. Factors above are evaluated based on current conditions and forecasts (as applicable), using a seven-point scale ranging from significant improvement to significant deterioration.

Loans That Do Not Share Risk Characteristics with Other Loans

For a loan that does not share risk characteristics with other loans, expected credit loss is measured on net realizable value that is the difference between the discounted value of the expected future cash flows, based on the original effective interest rate and the amortized cost basis of the loan. For these loans, we recognize expected credit loss equal to the amount by which the net realizable value of the loan is less than the amortized cost basis of the loan (which is net of previous charge-offs and deferred loan fees and costs), except when the loan is collateral dependent, which is when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In these cases, expected credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral. The fair value of the collateral is adjusted for the estimated costs to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral.

The starting point for determining the fair value of collateral is through obtaining external appraisals. Generally, collateral values for collateral dependent loans are updated every twelve months, either from external third parties or in-house certified appraisers. A third-party appraisal is required at least annually for substandard loans and OREO. For performing consumer loans secured by real estate that are classified as collateral dependent, the Bank determines the fair value estimates quarterly using automated valuation services. Once the expected credit loss amount is determined, an ACL is recorded equal to the expected credit loss and included in the ACL. If no credit loss is expected to occur, then no ACL is recognized for this loan. If the expected credit loss is determined to be permanent or not recoverable, the expected credit loss will be charged off. Factors considered by management in determining if the expected credit loss is permanent or not recoverable include whether management judges the loan to be uncollectible, repayment is deemed to be protracted beyond reasonable time frames, or the loss becomes evident owing to the borrower's lack of assets or, for single family loans, the loan is 180 days or more past due unless both well-secured and in the process of collection.

ACL for Off-Balance Sheet Credit Exposures

The Bank estimates expected credit losses over the contractual period in which the Bank is exposed to risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Bank. Reserves are required for off-balance sheet credit exposures that are not unconditionally cancellable. The ACL on unfunded loan commitments is based on an estimate of unfunded commitment utilization over the life of the loan, applying the EL rate to the estimated utilization balance as of the reporting period end date. Q-factors are not included in the calculation of expected credit losses for off-balance sheet credit exposures.

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are recorded at net realizable value (fair value of collateral less estimated costs to sell). At the time of possession, an appraisal is obtained and any excess of the loan balance over the net realizable value is charged against the ACL. After foreclosure, valuations are periodically performed by management. Any subsequent declines in fair value are recorded as a charge to current period earnings with a corresponding write-down to the asset. All legal fees and direct costs, including foreclosure and other related costs are expensed as incurred.

Mortgage Servicing Rights

MSRs are recognized as separate assets on our consolidated balance sheets when we retain the right to service loans that we have sold or purchase rights to service. We initially record all MSRs at fair value. For subsequent measurements, single family MSRs are accounted for at fair value, with changes in fair value recorded through current period earnings, while multifamily and SBA MSRs are accounted for at the lower of amortized cost or fair value.

Subsequent fair value measurements of MSRs are determined by considering the present value of estimated future net servicing cash flows. Changes in the fair value of MSRs result from changes in (1) model inputs and assumptions and (2) modeled amortization, representing the collection and realization of expected cash flows and curtailments over time. The significant model inputs used to measure the fair value of MSRs include assumptions regarding market interest rates, projected prepayment speeds, discount rates, estimated costs of servicing and other income and additional expenses associated with the collection of delinquent loans.

Mortgage servicing assets for multifamily and SBA MSRs are evaluated periodically for impairment based upon the fair value of the MSRs as compared to amortized cost. Impairment is determined by comparing the fair value of the portfolio based on predominant risk characteristic loan type, to amortized cost. Impairment is recognized to the extent that fair value is less than the capitalized amount of the portfolio.

For single family MSRs, loan servicing income includes fees earned for servicing the loans and the changes in fair value over the reporting period of both our MSRs and the derivatives used to economically hedge our MSRs. For other MSRs, loan servicing income includes fees earned for servicing the loans less the amortization of the related MSRs and any impairment adjustments.

Revenue Recognition

Descriptions of our primary revenue-generating activities that fall within the scope of Accounting Standards Committee ("ASC") Topic 606 *Revenue Recognition* and are presented in our consolidated income statements as follows:

Depositor and other retail banking fees (in Deposit Fees)

Depositor and other retail banking fees consist of monthly service fees and other deposit account related fees. The Company's performance obligation for these fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided.

Commission Income (in Other Income)

Commission income primarily consists of revenue received on insurance policies. The Company's performance obligation for commissions is generally satisfied, and the related revenue generally recognized, over the course of the policy.

Credit Card Fees (in Other Income)

The Company offers credit cards to its customers through a third party and earns a fee on each transaction and a fee for each new account activation on a net basis. Revenue is recognized when the services are performed.

Sale of Other Real Estate Owned (in Other Noninterest Income)

A gain or loss, the difference between the cost basis of the property and its sale price, on other real estate owned is recognized when the performance obligation is met, which is at the time the property title is transferred to the buyer. To record a sale of OREO, the Company evaluates if: (a) a commitment on the buyer's part exists, (b) collection is probable in circumstances where the initial investment is minimal and (c) the buyer has obtained control of the asset, including the significant risks and rewards of ownership. If there is no commitment on the buyer's part, collection is not probable or the buyer has not obtained control of the asset, then a gain will not be recognized.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which generally range from 3 to 20 years. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related leases. The Company periodically evaluates premises and equipment for impairment.

Leases

We determine if an arrangement is a lease at inception. Operating and finance leases are included in lease right-of-use ("ROU") assets, and lease liabilities in our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The lease liability is recognized at commencement date based on the present value of lease payments over the lease term. The right-of-use asset is based on the lease liability adjusted for the reclassification of certain balance sheet amounts such as prepaid rent, lease incentives and deferred rent. As the rate implicit in most of our leases are not readily determinable, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease contract at commencement date. We have lease agreements with lease and non-lease components, which are generally accounted for separately for real estate leases.

Certain of our lease agreements include rental payments that adjust periodically based on changes in the Consumer Price Index ("CPI"). Subsequent increases in the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred. The ROU assets and lease liabilities are not re-measured as a result of changes in the CPI.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for our financing leases is comprised of the amortization of the right-of-use asset and interest expense recognized based on the effective interest method.

We use the long-lived assets impairment guidance under ASC Topic 360-10-35, "Property, Plant and Equipment," to determine whether an ROU asset is impaired, and if impaired, the amount of loss to recognize. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These could include vacating the leased space, obsolescence, or physical damage to a facility. If an impairment loss is recognized for a ROU asset, the adjusted carrying amount of the ROU asset would be its new accounting basis. The remaining ROU asset (after the impairment write-down) is amortized on a straight-line basis over the remaining lease term.

Branch Acquisition

On February 10, 2023, the Company completed its acquisition of three branches in southern California, whereby we assumed approximately $376 million in deposits and purchased approximately $21 million in loans. The application of the acquisition method of accounting resulted in recording goodwill and cost savings, of $12 million, and a core deposit intangible of $11 million.

Goodwill and Other Intangible Assets

Goodwill is recorded upon completion of a business combination as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill has been determined to have an indefinite useful life and is not amortized, but tested for impairment at least annually or more frequently if events and circumstances occur that indicate it is more likely than not the fair value of the reporting unit is less than its carrying value necessitating an impairment test. The Company performs its annual impairment testing on August 31 each year, or sooner if a triggering event occurs. Triggering events include, among other factors, declines in historical or projected revenue, operating income or cash flows, and sustained declines in the Company's stock price or market capitalization, considered both in absolute terms and relative to peers.

As a result of sustained decreases in the Company's stock price and associated market value during the second quarter of 2023, the Company conducted an impairment analysis of its goodwill as of June 30, 2023. We applied an income-based valuation approach using the Company's strategic forecast, general market growth assumptions and other market-based inputs, which determined that goodwill was impaired as the indicated enterprise fair value of the Company was lower than the book value of equity as of the measurement date. As a result, in the second quarter of 2023, we recorded an impairment charge of our entire goodwill balance of $39.9 million as the deficit of enterprise fair value to book value of equity exceeded the amount of goodwill on the balance sheet. This was a non-cash charge to earnings and had no impact on tangible or regulatory capital, cash flows or our liquidity position. The following table presents the changes in the carrying amount of goodwill in 2023:

Balance, December 31, 2022	$	27,900
Additions - branch acquisition in February 2023		11,957
Goodwill impairment charge		(39,857)
Balance December 31, 2023	$	—

Intangible assets with definite useful lives, such as core deposit intangible assets arising from bank acquisitions, are amortized over their estimated useful lives.

Securities Sold Under Agreements to Repurchase

From time to time, the Company may enter into sales of securities under agreements to repurchase ("repurchase agreements"). Repurchase agreements are accounted for as financing arrangements with the obligation to repurchase securities sold reflected as a liability on the consolidated balance sheets. The securities underlying the repurchase agreements continue to be recognized as investment securities in the consolidated balance sheet.

Income Taxes

Deferred tax assets and liabilities arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. Deferred tax assets and tax carryforwards are only recognized if, in the opinion of management, it is more likely than not that the deferred tax assets will be fully realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We are subject to federal income tax and also state income taxes in a number of different states.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and penalties related to income tax matters in income tax expense.

Derivatives and Hedging Activities

In the ordinary course of business, the Company enters into derivative transactions to manage various risks and to accommodate the business requirements of its customers. The fair value of derivative instruments are recognized as either assets or liabilities on the consolidated balance sheet. All derivatives are evaluated at inception as to whether or not they are hedge accounting or non-hedge accounting activities. For derivative instruments designated as non-hedge accounting activities (also referred to as economic hedges), the change in fair value is recognized currently in earnings. Gains and losses on derivative contracts utilized for economically hedging the mortgage pipeline are recognized as part of the net gain on mortgage loan origination and sale activities within noninterest income. Gains and losses on derivative contracts utilized for economically hedging our single family MSRs are recognized as part of loan servicing income within noninterest income.

For derivative instruments designated as hedge accounting activities, a qualitative analysis is performed at inception to determine if the derivative instrument is highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period that the hedge is designated. Subsequently, a qualitative assessment of a hedge's effectiveness is performed on a quarterly basis. All derivative instruments that qualify and are designated for hedge accounting are recorded at fair value and classified as either a hedge of the fair value of a recognized asset or liability ("fair value hedge") or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge is recognized in earnings and the change in fair value on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized currently in earnings. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recorded in other comprehensive income (loss) until cash flows of the hedged item are realized. All hedge amounts recognized in earnings are presented in the same income statement line item as the earnings effect of the hedged item.

If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss).

Derivative instruments expose us to credit risk in the event of nonperformance by counterparties. This risk consists primarily of the termination value of agreements where the Company is in a favorable position. The Company minimizes counterparty credit risk through credit approvals, limits, monitoring procedures, and obtaining collateral, as appropriate.

The Company also executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. These interest rate swaps are economically hedged by simultaneously entering into an offsetting interest rate swap that the Company executes with a third party, such that the Company minimizes its net risk exposure.

Share-Based Compensation

The Company issues various forms of stock-based compensation awards annually, including restricted stock units ("RSUs") and performance stock units ("PSUs"). Compensation expense related to RSUs is based on the fair value of the underlying stock on the award date and is recognized over the period in which an employee is required to provide services in exchange for the award, generally the vesting period. PSUs are subject to market-based vesting criteria in addition to a requisite service period and cliff vest based on those conditions at the end of three years. The grant date fair value of PSUs is determined through the use of an independent third party which employs the use of a Monte Carlo simulation. The Monte Carlo simulation estimates grant date fair value using certain input assumptions such as: expected volatility, award term, expected risk-free rate of interest and expected dividend yield on the Company's common stock and also incorporates into the grant date fair value calculation the probability that the performance targets will be achieved. Forfeitures of stock-based awards are recognized when they occur.

Fair Value Measurement

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value is an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Fair value measures are classified according to a three-tier fair value hierarchy, which is based on the observability of inputs used to measure fair value. Changes in assumptions or in market conditions could significantly affect these estimates.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Contingencies

Contingent liabilities, including those that exist as a result of a guarantee or indemnification, are recognized when it becomes probable that a loss has been incurred and the amount of the loss is reasonably estimable. For indemnifications provided in sales agreements, a portion of the sale proceeds is allocated to the guarantee, which adjusts the gain or loss that would otherwise result from the transaction.

Earnings per Share

Earnings per share of common stock is calculated on both a basic and diluted basis, based on the weighted average number of common and common equivalent shares outstanding. Basic earnings per share excludes potential dilution from common equivalent shares, such as those associated with stock-based compensation awards, and is computed by dividing net income allocated to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as common equivalent shares associated with stock-based compensation awards, were exercised or converted into common stock that would then share in the net earnings of the Company. Potential dilution from common equivalent shares is determined using the treasury stock method, reflecting the potential settlement of stock-based compensation awards resulting in the issuance of additional shares of the Company's common stock. Stock-based compensation awards that would have an anti-dilutive effect have been excluded from the determination of diluted earnings per share.

Marketing Costs

The Company expenses marketing costs, including advertising, in the period incurred. We incurred $4.2 million, $6.2 million and $4.1 million in marketing costs during 2023, 2022 and 2021, respectively.

Recent Accounting Developments

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-04, Reference Rate Reform (Topic 848). This ASU provides optional expedients and exceptions for contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate ("LIBOR") rates expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform (Topic 848)," which clarifies certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting applied to derivatives that are affected by the transition to alternative rates. In December 2022, the FASB issued ASU No. 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848," which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The adoption of these ASUs did not have a material impact on the Company's financial position or results of operations.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments-Credit Losses (Topic 326). The amendments in this ASU eliminate the accounting guidance for Troubled Debt Restructuring ("TDRs") by creditors, while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower experiences financial difficulty. In addition, the amendments require that an entity disclose current period gross charge-offs by year of origination in a vintage table. We prospectively adopted the portion of ASU No. 2022-02 with respect to amendments about TDRs and related disclosure enhancements as of January 1, 2022. We prospectively adopted the vintage table disclosure requirement of ASU 2022-02 on January 1, 2023. The adoption of ASU 2022-02 did not have a material impact on the Company's financial position or results of operations.

In March 2023, the FASB issued ASU 2023-02, "Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method." ASU 2023-02 permits reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. ASU 2023-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. ASU 2023-02 is not expected to have a material impact on the Company's financial position or results of operations.

In October 2023, the FASB issued ASU 2023-06, "Disclosure Improvements - Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." The amendments in ASU 2023-06 modify the disclosure or presentation requirements of a variety of Topics in the Codification, with the intention of clarifying or improving them and align the requirements in the codification with the SEC's regulations (and will be removed from the SEC regulations). ASU 2023-06 should be adopted prospectively and the effective date varies and is determined for each individual disclosure based on the effective date of the SEC's removal of the related disclosure. ASU 2023-06 will not have an impact on the Company's financial position or results of operation as it is disclosure only.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands disclosures about a public entity's reportable segments and requires more enhanced information about a reportable segment's expenses, interim segment profit or loss, and how a public entity's chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. The update will be effective for annual periods beginning after December 15, 2023 (fiscal 2024). ASU 2023-07 will not have an impact on the

Company's financial position or results of operation as it impacts disclosures only. We are assessing the impact on our disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands disclosures in an entity's income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2024 (fiscal 2025). ASU 2023-09 will not have an impact on the Company's financial position or results of operation as it impacts disclosures only. We are assessing the impact on our disclosures.

NOTE 2–INVESTMENT SECURITIES:

The following tables set forth certain information regarding the amortized cost basis and fair values of our investment securities AFS and HTM:

	At December 31, 2023			
(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
AFS				
Mortgage-backed securities ("MBS"):				
Residential	$ 194,141	$ 117	$ (10,460)	$ 183,798
Commercial	55,235	—	(7,479)	47,756
Collateralized mortgage obligations ("CMOs")				
Residential	473,269	8	(33,539)	439,738
Commercial	63,456	—	(6,059)	57,397
Municipal bonds	452,057	670	(47,853)	404,874
Corporate debt securities	45,611	34	(7,098)	38,547
U.S. Treasury securities	22,658	—	(2,474)	20,184
Agency debentures	60,202	5	(1,302)	58,905
Total	$ 1,366,629	$ 834	$ (116,264)	$ 1,251,199
HTM				
Municipal bonds	$ 2,371	$ —	$ (40)	$ 2,331

	At December 31, 2022			
(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
AFS				
MBS:				
Residential	$ 207,445	$ —	$ (10,183)	$ 197,262
Commercial	65,411	—	(9,362)	56,049
CMOs:				
Residential	592,449	12	(39,422)	553,039
Commercial	77,909	—	(7,390)	70,519
Municipal bonds	469,346	41	(57,839)	411,548
Corporate debt securities	46,672	74	(3,801)	42,945
U.S. Treasury securities	23,005	—	(3,071)	19,934
Agency debentures	27,499	8	(29)	27,478
Total	$ 1,509,736	$ 135	$ (131,097)	$ 1,378,774
HTM				
Municipal bonds	$ 2,441	$ —	$ (56)	$ 2,385

At December 31, 2023 and 2022 the Company held $25 million and $19 million, respectively, of trading securities consisting of U.S. Treasury notes used as economic hedges of our single family mortgage servicing rights, which are carried at fair value and included with investment securities on the balance sheet. For 2023 and 2022 net losses of $0.5 million and $7.0 million on trading securities, respectively, were recorded in servicing income.

MBS and CMOs represent securities issued or guaranteed by government sponsored enterprises ("GSEs"). Most of the MBS and CMO securities in our investment portfolio are guaranteed by Fannie Mae, Ginnie Mae or Freddie Mac. Municipal bonds are comprised of general obligation bonds (i.e., backed by the general credit of the issuer) and revenue bonds (i.e., backed by either collateral or revenues from the specific project being financed) issued by various municipal organizations. As of December 31, 2023 and 2022, substantially all securities held, including municipal bonds and corporate debt securities, were rated investment grade based upon nationally recognized statistical rating organizations where available and, where not available, based upon internal ratings.

Investment securities AFS that were in an unrealized loss position are presented in the following tables based on the length of time the individual securities have been in an unrealized loss position:

| | At December 31, 2023 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(in thousands)	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
AFS						
MBS:						
Residential	$ (3)	$ 1,145	$ (10,457)	$ 177,393	$ (10,460)	$ 178,538
Commercial	—	61	(7,479)	47,695	(7,479)	47,756
CMOs:						
Residential	(368)	83,815	(33,171)	348,914	(33,539)	432,729
Commercial	—	—	(6,059)	57,397	(6,059)	57,397
Municipal bonds	(73)	7,489	(47,780)	364,775	(47,853)	372,264
Corporate debt securities	—	—	(7,098)	28,513	(7,098)	28,513
U.S. Treasury securities	—	—	(2,474)	20,184	(2,474)	20,184
Agency debentures	(135)	42,897	(1,167)	11,003	(1,302)	53,900
Total	$ (579)	$ 135,407	$ (115,685)	$ 1,055,874	$ (116,264)	$ 1,191,281
HTM						
Municipal bonds	$ —	$ —	$ (40)	$ 2,331	$ (40)	$ 2,331

| | At December 31, 2022 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(in thousands)	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
AFS						
MBS:						
Residential	$ (8,845)	$ 191,398	$ (1,338)	$ 5,763	$ (10,183)	$ 197,161
Commercial	(5,729)	41,416	(3,633)	14,619	(9,362)	56,035
CMOs:						
Residential	(27,789)	498,333	(11,633)	45,689	(39,422)	544,022
Commercial	(4,787)	56,671	(2,603)	13,848	(7,390)	70,519
Municipal bonds	(44,513)	350,918	(13,326)	46,377	(57,839)	397,295
Corporate debt securities	(3,801)	32,871	—	—	(3,801)	32,871
U.S. Treasury securities	—	—	(3,071)	19,934	(3,071)	19,934
Agency debentures	(29)	15,970	—	—	(29)	15,970
Total	$ (95,493)	$ 1,187,577	$ (35,604)	$ 146,230	$ (131,097)	$ 1,333,807
HTM						
Municipal bonds	$ (56)	$ 2,385	$ —	$ —	$ (56)	$ 2,385

The Company has evaluated AFS securities in an unrealized loss position and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any issuer- or industry-specific credit event. The Company has not identified any expected credit losses on its debt securities as of December 31, 2023 and 2022. The Company bases this conclusion in part on its periodic review of the credit ratings of the AFS securities or reviews of the financial condition of the issuers. In addition, as of December 31, 2023 and 2022, the Company had not made a decision to sell any of its debt securities held, nor did the Company consider it more likely than not that it would be required to sell such securities before recovery of their amortized cost basis.

The following tables present the fair value of investment securities AFS and HTM by contractual maturity along with the associated contractual yield.

| | At December 31, 2023 | | | | | | | | | |
| | Within one year | | After one year through five years | | After five years through ten years | | After ten years | | Total | |
(dollars in thousands)	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
AFS										
Municipal bonds	$ —	— %	$ 5,856	1.84 %	$ 60,775	3.36 %	$338,243	3.01 %	$404,874	3.04 %
Corporate debt securities	4,425	3.53 %	12,714	4.95 %	21,408	3.89 %	—	— %	38,547	4.21 %
U.S. Treasury securities	—	— %	20,184	1.14 %	—	— %	—	— %	20,184	1.14 %
Agency debentures	16,977	4.93 %	30,925	5.20 %	7,758	2.15 %	3,245	2.17 %	58,905	4.51 %
Total	$ 21,402	4.64 %	$ 69,679	3.64 %	$ 89,941	3.40 %	$341,488	3.00 %	$522,510	3.21 %
HTM										
Municipal bonds	$ —	— %	$ 2,331	2.29 %	$ —	— %	$ —	— %	$ 2,331	2.29 %

| | At December 31, 2022 | | | | | | | | | |
| | Within one year | | After one year through five years | | After five years through ten years | | After ten years | | Total | |
(dollars in thousands)	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
AFS										
Municipal bonds	$ —	— %	$ 3,644	1.96 %	$ 38,977	3.04 %	$368,927	2.83 %	$411,548	2.84 %
Corporate debt securities	—	— %	15,342	5.13 %	27,603	4.25 %	—	— %	42,945	4.54 %
U.S. Treasury securities	—	— %	—	— %	19,934	1.11 %	—	— %	19,934	1.11 %
Agency debentures	10,485	4.74 %	16,993	4.94 %	—	— %	—	— %	27,478	4.86 %
Total	$ 10,485	4.74 %	$ 35,979	4.69 %	$ 86,514	2.97 %	$368,927	2.83 %	$501,905	3.01 %
HTM										
Municipal bonds	$ —	— %	$ 2,385	2.04 %	$ —	— %	$ —	— %	$ 2,385	2.04 %

The weighted-average yield is computed using the contractual coupon for each security weighted based on the fair value of each security. MBS and CMOs are excluded from the tables above because such securities are not due on a single maturity date. The weighted average yield of MBS and CMOs as of December 31, 2023 and 2022 was 3.21% and 3.08%, respectively.

Sales of AFS investment securities were as follows:

(in thousands)	Years Ended December 31,					
	2023		2022		2021	
Proceeds	$	4,693	$	98,915	$	28,187
Gross gains		3		1,585		288
Gross losses		—		(1,561)		(226)

The following table summarizes the carrying value of securities pledged as collateral to secure public deposits, borrowings and other purposes as permitted or required by law.

(in thousands)	At December 31,			
	2023		2022	
Federal Reserve Bank to secure borrowings	$	647,104	$	—
Washington, Oregon and California State to secure public deposits		10,654		212,806
Other securities pledged		1,440		2,011
Total securities pledged as collateral	$	659,198	$	214,817

The Company assesses the creditworthiness of the counterparties that hold the pledged collateral and has determined that these arrangements have little credit risk.

Tax-exempt interest income on investment securities was $11.3 million, $11.9 million and $10.2 million for 2023, 2022 and 2021, respectively.

NOTE 3-LOANS AND CREDIT QUALITY:

The Company's LHFI is divided into two portfolio segments, commercial loans and consumer loans. Within each portfolio segment, the Company monitors and assesses credit risk based on the risk characteristics of each of the following loan classes: non-owner occupied commercial real estate ("CRE"), multifamily, construction and land development, owner occupied CRE and commercial business loans within the commercial loan portfolio segment and single family and home equity and other loans within the consumer loan portfolio segment. LHFI consists of the following:

(in thousands)	At December 31,			
	2023		2022	
CRE				
Non-owner occupied CRE	$	641,885	$	658,085
Multifamily		3,940,189		3,975,754
Construction/land development		565,916		627,663
Total		5,147,990		5,261,502
Commercial and industrial loans				
Owner occupied CRE		391,285		443,363
Commercial business		359,049		359,747
Total		750,334		803,110
Consumer loans				
Single family		1,140,279		1,009,001
Home equity and other		384,301		352,707
Total [1]		1,524,580		1,361,708
Total LHFI		7,422,904		7,426,320
ACL		(40,500)		(41,500)
Total LHFI less ACL	$	7,382,404	$	7,384,820

(1) Includes $1.3 million and $5.9 million at December 31, 2023 and 2022, respectively, of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes recognized in the consolidated income statements.

Loans totaling $5.1 billion and $5.2 billion at December 31, 2023 and 2022, respectively, were pledged to secure borrowings from the FHLB and loans totaling $1.2 billion and $497 million at December 31, 2023 and 2022, respectively, were pledged to secure borrowings from the FRBSF.

It is the Company's policy to make loans to officers, directors and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. The following is a summary of activity during the years ended December 2023 and 2022 with respect to such aggregate loans to these related parties and their associates:

	Years Ended December 31,			
(in thousands)	2023		2022	
Beginning balance	$	1,978	$	1,548
New loans and advances, net of principal repayments		(46)		430
Ending balance	$	1,932	$	1,978

Credit Risk Concentrations

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions.

LHFI are primarily secured by real estate located in the Pacific Northwest, California and Hawaii. At December 31, 2023 single family loans in the state of Washington represented 11% of the total LHFI portfolio. At December 31, 2023 and 2022, multifamily loans in the state of California represented 36% of the total LHFI portfolio.

Credit Quality

Management considers the level of ACL to be appropriate to cover credit losses expected over the life of the loans for the LHFI portfolio. The cumulative loss rate used as the basis for the estimate of credit losses is comprised of the Bank's historical loss experience and eight qualitative factors for current and forecasted periods.

As of December 31, 2023, the historical expected loss rates decreased when compared to December 31, 2022. During 2023, expected loss rates decreased primarily due to product mix and risk level composition changes, and the qualitative factors increased due to deteriorated single family and commercial collateral conditions and commercial collateral forecasts offset by economic conditions performing better than expected and improved economic and single-family collateral forecasts. As of December 31, 2023, the Bank expects improvement in commercial collateral values and deterioration in single family collateral values over the two-year forecast period in the markets in which it operates. Additionally, over the two-year forecast period in the markets in which it operates, the Bank expects neutral economic forecasts, offset slightly by near-term deterioration in economic forecasts.

In addition to the ACL for LHFI, the Company maintains a separate allowance for unfunded loan commitments which is included in accounts payable and other liabilities on our consolidated balance sheets. The allowance for unfunded commitments was $1.8 million and $2.2 million at December 31, 2023 and 2022, respectively.

The Bank has elected to exclude accrued interest receivable from the evaluation of the ACL. Accrued interest on LHFI was $28.9 million and $26.9 million at December 31, 2023 and 2022, respectively and was reported in other assets on the consolidated balance sheets.

Activity in the ACL for LHFI and the allowance for unfunded commitments was as follows:

(in thousands)		Years Ended December 31,					
		2023		2022		2021	
Beginning balance	$	41,500	$	47,123	$	64,294	
Provision for credit losses		(67)		(4,995)		(15,816)	
Net (charge-offs) recoveries		(933)		(628)		(1,355)	
Ending balance	$	40,500	$	41,500	$	47,123	
Allowance for unfunded commitments							
Beginning balance	$	2,197	$	2,404	$	1,588	
Provision for credit losses		(374)		(207)		816	
Ending balance	$	1,823	$	2,197	$	2,404	
Provision for credit losses:							
Allowance for credit losses-loans	$	(67)	$	(4,995)	$	(15,816)	
Allowance for unfunded commitments		(374)		(207)		816	
Total	$	(441)	$	(5,202)	$	(15,000)	

Activity in the ACL by loan portfolio and loan sub-class was as follows:

(in thousands)		Year Ended December 31, 2023								
		Beginning balance		Charge-offs		Recoveries		Provision		Ending balance
CRE										
Non-owner occupied CRE	$	2,102	$	—	$	—	$	508	$	2,610
Multifamily		10,974		—		—		2,119		13,093
Construction/land development										
Multifamily construction		998		—		—		2,985		3,983
CRE construction		196		—		—		(7)		189
Single family construction		12,418		—		—		(5,053)		7,365
Single family construction to permanent		1,171		—		—		(499)		672
Total		27,859		—		—		53		27,912
Commercial and industrial loans										
Owner occupied CRE		1,030		—		—		(131)		899
Commercial business		3,247		(1,062)		87		678		2,950
Total		4,277		(1,062)		87		547		3,849
Consumer loans										
Single family		5,610		—		23		(346)		5,287
Home equity and other		3,754		(319)		338		(321)		3,452
Total		9,364		(319)		361		(667)		8,739
Total ACL	$	41,500	$	(1,381)	$	448	$	(67)	$	40,500

(in thousands)	Year Ended December 31, 2022				
	Beginning balance	Charge-offs	Recoveries	Provision	Ending balance
CRE					
Non-owner occupied CRE	$ 7,509	$ —	$ —	$ (5,407)	$ 2,102
Multifamily	5,854	—	—	5,120	10,974
Construction/land development					
Multifamily construction	507	—	—	491	998
CRE construction	150	—	—	46	196
Single family construction	6,411	—	—	6,007	12,418
Single family construction to permanent	1,055	—	—	116	1,171
Total	21,486	—	—	6,373	27,859
Commercial and industrial loans					
Owner occupied CRE	5,006			—	(3,976)	1,030
Commercial business	12,273	(1,098)	163	(8,091)	3,247
Total	17,279	(1,098)	163	(12,067)	4,277
Consumer loans					
Single family	4,394	—	143	1,073	5,610
Home equity and other	3,964	(168)	332	(374)	3,754
Total	8,358	(168)	475	699	9,364
Total ACL	$ 47,123	$ (1,266)	$ 638	$ (4,995)	$ 41,500

(in thousands)	Year Ended December 31, 2021				
	Beginning balance	Charge-offs	Recoveries	Provision	Ending balance
CRE					
Non-owner occupied CRE	$ 8,845	$ —	$ —	$ (1,336)	$ 7,509
Multifamily	6,072	—	—	(218)	5,854
Construction/land development					
Multifamily construction	4,903	—	—	(4,396)	507
CRE construction	1,670	—	—	(1,520)	150
Single family construction	5,130	—	—	1,281	6,411
Single family construction to permanent	1,315	—	—	(260)	1,055
Total	27,935	—	—	(6,449)	21,486
Commercial and industrial loans					
Owner occupied CRE	4,994	—	—	12	5,006
Commercial business	17,043	(1,739)	146	(3,177)	12,273
Total	22,037	(1,739)	146	(3,165)	17,279
Consumer loans					
Single family	6,906	(127)	291	(2,676)	4,394
Home equity and other	7,416	(483)	557	(3,526)	3,964
Total	14,322	(610)	848	(6,202)	8,358
Total ACL	$ 64,294	$ (2,349)	$ 994	$ (15,816)	$ 47,123

Credit Quality Indicators

Management regularly reviews loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification and grading in accordance with applicable bank regulations. The Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The risk rating of 9 is not used.

Per the Company's policies, most commercial loans pools are non-homogenous and are regularly assessed for credit quality. The rating categories can be generally described by the following groupings for non-homogeneous loans:

- 1-6: These loans meet the definition of "Pass" assets. They are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less costs to acquire and sell in a timely manner, of any underlying collateral.
- 7: These loans meet the regulatory definition of "Special Mention." They contain potential weaknesses, that if uncorrected may result in deterioration of the likelihood of repayment or in the Bank's credit position.
- 8: These loans meet the regulatory definition of "Substandard." They are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. They have well-defined weaknesses and have unsatisfactory characteristics causing unacceptable levels of risk.
- 10: A loan, or the portion of a loan determined to meet the regulatory definition of "Loss." The amounts classified as loss have been charged-off.

The risk rating categories can be generally described by the following groupings for homogeneous loans:

- 1-6: These loans meet the definition of "Pass" assets. A homogenous "Pass" loan is typically risk rated based on payment performance.
- 7: These loans meet the regulatory definition of "Special Mention." A homogeneous special mention loan, risk rated 7, is less than 90 days past due from the required payment date at month-end.
- 8: These loans meet the regulatory definition of "Substandard." A homogeneous substandard loan, risk rated 8, is 90 days or more past due from the required payment date at month-end.
- 10: These loans meet the regulatory definition of "Loss." A closed-end homogeneous loan not secured by real estate is risk rated 10 when past due 120 cumulative days or more from the contractual due date. Closed-end homogenous loans secured by real estate and all open-end homogenous loans are risk rated 10 when past due 180 cumulative days or more from the contractual due date. These loans, or the portion of these loans classified as loss, are generally charged-off in the month in which the applicable past due period elapses.

Small balance commercial loans are generally considered homogenous unless 30 days or more past due. The risk rating classification for such loans are based on the non-homogenous definitions noted above.

The following table presents a vintage analysis of the commercial portfolio segment by loan sub-class and risk rating or delinquency status:

					At December 31, 2023				
(in thousands)	2023	2022	2021	2020	2019	2018 and prior	Revolving	Revolving-term	Total
COMMERCIAL PORTFOLIO									
Non-owner occupied CRE									
Pass	$ 1,499	$ 70,388	$ 71,217	$ 41,235	$118,900	$286,379	$ 601	$ —	$ 590,219
Special Mention	—	—	—	—	686	34,177	—	—	34,863
Substandard	—	—	—	—	16,230	—	573	—	16,803
Total	1,499	70,388	71,217	41,235	135,816	320,556	1,174	—	641,885
Multifamily									
Pass	108,274	1,813,647	1,151,677	475,708	189,567	177,712	—	—	3,916,585
Special Mention	—	—	3,942	12,887	2,368	1,344	—	—	20,541
Substandard	—	—	—	—	—	3,063	—	—	3,063
Total	108,274	1,813,647	1,155,619	488,595	191,935	182,119	—	—	3,940,189
Multifamily construction									
Pass	(198)	56,013	112,234	—	—	—	—	—	168,049
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	(198)	56,013	112,234	—	—	—	—	—	168,049
CRE construction									
Pass	7	—	14,685	—	—	—	—	—	14,692
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	3,821	—	—	—	—	3,821
Total	7	—	14,685	3,821	—	—	—	—	18,513
Single family construction									
Pass	75,305	39,621	12,294	—	—	72	146,758	—	274,050
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	75,305	39,621	12,294	—	—	72	146,758	—	274,050
Single family construction to permanent									
Current	27,114	56,469	19,871	1,850	—	—	—	—	105,304
Past due:									
30-59 days	—	—	—	—	—	—	—	—	—
60-89 days	—	—	—	—	—	—	—	—	—
90+ days	—	—	—	—	—	—	—	—	—
Total	27,114	56,469	19,871	1,850	—	—	—	—	105,304
Owner occupied CRE									
Pass	12,459	68,399	39,629	43,399	65,392	111,199	2	1,122	341,601
Special Mention	1,871	1,478	9,290	—	2,956	28,784	—	—	44,379
Substandard	1	—	—	—	253	5,051	—	—	5,305
Total	14,331	69,877	48,919	43,399	68,601	145,034	2	1,122	391,285
Commercial business									
Pass	17,970	45,892	27,227	33,404	16,198	24,903	157,656	973	324,223
Special Mention	—	11,465	2,891	—	452	38	3,485	—	18,331
Substandard	—	—	2,134	7,601	3,788	1,886	1,021	65	16,495
Total	17,970	57,357	32,252	41,005	20,438	26,827	162,162	1,038	359,049
Total commercial portfolio	$ 244,302	$2,163,372	$1,467,091	$619,905	$416,790	$674,608	$ 310,096	$ 2,160	$5,898,324

The following table presents a vintage analysis of the consumer portfolio segment by loan sub-class and delinquency status:

	At December 31, 2023								
(in thousands)	2023	2022	2021	2020	2019	2018 and prior	Revolving	Revolving-term	Total
CONSUMER PORTFOLIO									
Single family									
Current	$ 27,011	$ 354,691	$ 313,866	$ 147,183	$ 49,126	$ 245,574	$ —	$ —	$ 1,137,451
Past due:									
30-59 days	—	—	—	—	—	781	—	—	781
60-89 days	—	—	—	—	—	1,374	—	—	1,374
90+ days	—	—	—	—	—	673	—	—	673
Total	27,011	354,691	313,866	147,183	49,126	248,402	—	—	1,140,279
Home equity and other									
Current	2,165	2,493	311	121	46	1,631	370,462	5,483	382,712
Past due:									
30-59 days	8	2	—	—	—	—	802	162	974
60-89 days	1	3	—	—	—	—	419	—	423
90+ days	—	—	—	—	—	24	162	6	192
Total	2,174	2,498	311	121	46	1,655	371,845	5,651	384,301
Total consumer portfolio (1)	$ 29,185	$ 357,189	$ 314,177	$ 147,304	$ 49,172	$ 250,057	$ 371,845	$ 5,651	$ 1,524,580
Total LHFI	$ 273,487	$2,520,561	$1,781,268	$ 767,209	$ 465,962	$ 924,665	$ 681,941	$ 7,811	$ 7,422,904

(1) Includes $1.3 million of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes in fair value recognized in the consolidated income statements.

The following table presents a vintage analysis of the commercial portfolio segment by loan sub-class and risk rating or delinquency status:

	At December 31, 2022								
(in thousands)	2022	2021	2020	2019	2018	2017 and prior	Revolving	Revolving-term	Total
COMMERCIAL PORTFOLIO									
Non-owner occupied CRE									
Pass	$ 68,301	$ 68,356	$ 42,181	$139,760	$ 87,197	$242,544	$ 2,016	$ 786	$ 651,141
Special Mention	—	—	—	—	2,702	4,242	—	—	6,944
Substandard	—	—	—	—	—	—	—	—	—
Total	68,301	68,356	42,181	139,760	89,899	246,786	2,016	786	658,085
Multifamily									
Pass	1,828,568	1,165,434	528,077	221,974	59,340	140,126	—	—	3,943,519
Special Mention	—	—	4,893	19,834	—	7,508	—	—	32,235
Substandard	—	—	—	—	—	—	—	—	—
Total	1,828,568	1,165,434	532,970	241,808	59,340	147,634	—	—	3,975,754
Multifamily construction									
Pass	18,110	63,394	13,613	—	—	—	—	—	95,117
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	18,110	63,394	13,613	—	—	—	—	—	95,117
CRE construction									
Pass	341	14,348	3,960	—	—	305	—	—	18,954
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	341	14,348	3,960	—	—	305	—	—	18,954
Single family construction									
Pass	149,133	50,936	24,807	519	—	74	123,303	—	348,772
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	6,782	—	—	—	—	—	—	6,782
Total	149,133	57,718	24,807	519	—	74	123,303	—	355,554
Single family construction to permanent									
Current	66,034	76,814	11,128	3,268	794	—	—	—	158,038
Past due:									
30-59 days	—	—	—	—	—	—	—	—	—
60-89 days	—	—	—	—	—	—	—	—	—
90+ days	—	—	—	—	—	—	—	—	—
Total	66,034	76,814	11,128	3,268	794	—	—	—	158,038
Owner occupied CRE									
Pass	70,192	51,919	44,778	71,652	36,457	139,691	3	1,104	415,796
Special Mention	—	743	—	—	6,179	13,485	—	—	20,407
Substandard	—	—	—	—	2,149	5,011	—	—	7,160
Total	70,192	52,662	44,778	71,652	44,785	158,187	3	1,104	443,363
Commercial business									
Pass	65,566	42,921	45,940	18,594	13,548	18,779	130,427	2,041	337,816
Special Mention	—	612	—	3,577	9	3,444	403	—	8,045
Substandard	—	338	2,638	4,449	2,591	2,206	1,563	101	13,886
Total	65,566	43,871	48,578	26,620	16,148	24,429	132,393	2,142	359,747
Total commercial portfolio	$2,266,245	$1,542,597	$ 722,015	$483,627	$210,966	$577,415	$ 257,715	$ 4,032	$6,064,612

The following table presents a vintage analysis of the consumer portfolio segment by loan sub-class and delinquency status:

					At December 31, 2022				
(in thousands)	2022	2021	2020	2019	2018	2017 and prior	Revolving	Revolving-term	Total
CONSUMER PORTFOLIO									
Single family									
Current	$ 273,786	$ 253,937	$ 152,773	$ 49,302	$ 43,511	$231,277	$ —	$ —	$ 1,004,586
Past due:									
30-59 days	—	—	—	—	340	2,113	—	—	2,453
60-89 days	—	—	—	—	—	258	—	—	258
90+ days	—	—	—	290	273	1,141	—	—	1,704
Total	273,786	253,937	152,773	49,592	44,124	234,789	—	—	1,009,001
Home equity and other									
Current	4,156	692	220	150	72	1,593	340,567	4,017	351,467
Past due:									
30-59 days	—	6	—	—	—	9	446	—	461
60-89 days	6	24	—	—	—	48	517	—	595
90+ days	—	—	—	—	—	151	33	—	184
Total	4,162	722	220	150	72	1,801	341,563	4,017	352,707
Total consumer portfolio [1]	$ 277,948	$ 254,659	$ 152,993	$ 49,742	$ 44,196	$236,590	$ 341,563	$ 4,017	$ 1,361,708
Total LHFI	$2,544,193	$1,797,256	$ 875,008	$ 533,369	$ 255,162	$814,005	$ 599,278	$ 8,049	$ 7,426,320

(1) Includes $5.9 million of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes in fair value recognized in the consolidated income statements.

The following table presents a vintage analysis of the commercial and consumer portfolio segment by loan sub-class and gross charge-offs:

					At December 31, 2023				
(in thousands)	2023	2022	2021	2020	2019	2018 and prior	Revolving	Revolving-term	Total
COMMERCIAL PORTFOLIO									
Commercial business									
Gross charge-offs	$ —	$ —	$ (184)	$ —	$ (1,136)	$ 295	$ 13	$ (50)	$ (1,062)
CONSUMER PORTFOLIO									
Home equity and other									
Gross charge-offs	—	(106)	(22)	—	—	(4)	(187)	—	(319)
Total LHFI	$ —	$ (106)	$ (206)	$ —	$ (1,136)	$ 291	$ (174)	$ (50)	$ (1,381)

Collateral Dependent Loans

The following table presents the amortized cost basis of collateral-dependent loans by loan sub-class and collateral type:

(in thousands)	Land		1-4 Family	Non-residential real estate	Other non-real estate	Total
				At December 31, 2023		
CRE						
Non-owner occupied CRE	$	—	$ 573	$ 16,230	$ —	$ 16,803
Construction/land development						
CRE construction		—	—	3,821	—	3,821
Total		—	573	20,051	—	20,624
Commercial and industrial loans						
Commercial business		—	2,788	5,471	4,587	12,846
Total		—	2,788	5,471	4,587	12,846
Consumer loans						
Single family		—	773	—	—	773
Total		—	773	—	—	773
Total collateral-dependent loans	$	—	$ 4,134	$ 25,522	$ 4,587	$ 34,243

(in thousands)	Land		1-4 Family	Non-residential real estate	Other non-real estate	Total
				At December 31, 2022		
Commercial and industrial loans						
Owner occupied CRE	$	1,111	$ —	$ 1,410	$ —	$ 2,521
Commercial business		62	3,186	562	—	3,810
Total collateral-dependent loans	$	1,173	$ 3,186	$ 1,972	$ —	$ 6,331

Nonaccrual and Past Due Loans

The following table presents nonaccrual status for loans:

(in thousands)	At December 31, 2023		At December 31, 2022	
	Nonaccrual with no related ACL	Total Nonaccrual	Nonaccrual with no related ACL	Total Nonaccrual
CRE				
Non-owner occupied CRE	$ 16,803	$ 16,803	$ —	$ —
Construction/land development				
CRE construction	3,821	3,821	—	—
Total	20,624	20,624	—	—
Commercial and industrial loans				
Owner occupied CRE	706	706	2,521	2,521
Commercial business	13,151	13,686	785	4,269
Total	13,857	14,392	3,306	6,790
Consumer loans				
Single family	773	2,650	332	2,584
Home equity and other	—	1,310	3	681
Total	773	3,960	335	3,265
Total nonaccrual loans	$ 35,254	$ 38,976	$ 3,641	$ 10,055

The following tables present an aging analysis of past due loans by loan portfolio segment and loan sub-class:

(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual [1]	Current	Total loans
				At December 31, 2023			
	Past Due and Still Accruing						
CRE							
Non-owner occupied CRE	$ —	$ —	$ —	$ 16,803	$ 16,803	$ 625,082	$ 641,885
Multifamily	—	1,915	—	—	1,915	3,938,274	3,940,189
Construction/land development							
Multifamily construction	—	—	—	—	—	168,049	168,049
CRE construction	—	—	—	3,821	3,821	14,692	18,513
Single family construction	—	—	—	—	—	274,050	274,050
Single family construction to permanent	—	—	—	—	—	105,304	105,304
Total	—	1,915	—	20,624	22,539	5,125,451	5,147,990
Commercial and industrial loans							
Owner occupied CRE	—	—	—	706	706	390,579	391,285
Commercial business	—	—	—	13,686	13,686	345,363	359,049
Total	—	—	—	14,392	14,392	735,942	750,334
Consumer loans							
Single family	5,174	1,993	4,261 [2]	2,650	14,078	1,126,201	1,140,279
Home equity and other	974	225	—	1,310	2,509	381,792	384,301
Total	6,148	2,218	4,261	3,960	16,587	1,507,993	1,524,580 [3]
Total loans	$ 6,148	$ 4,133	$ 4,261	$ 38,976	$ 53,518	$7,369,386	$ 7,422,904
%	0.08 %	0.05 %	0.06 %	0.53 %	0.72 %	99.28 %	100.00 %

	At December 31, 2022						
	Past Due and Still Accruing				Total past due and		Total
(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	nonaccrual [1]	Current	loans
CRE							
Non-owner occupied CRE	$ —	$ —	$ —	$ —	$ —	$ 658,085	$ 658,085
Multifamily	—	—	—	—	—	3,975,754	3,975,754
Construction/land development							
Multifamily construction	—	—	—	—	—	95,117	95,117
CRE construction	—	—	—	—	—	18,954	18,954
Single family construction	—	—	—	—	—	355,554	355,554
Single family construction to permanent	—	—	—	—	—	158,038	158,038
Total	—	—	—	—	—	5,261,502	5,261,502
Commercial and industrial loans							
Owner occupied CRE	—	—	—	2,521	2,521	440,842	443,363
Commercial business	—	—	—	4,269	4,269	355,478	359,747
Total	—	—	—	6,790	6,790	796,320	803,110
Consumer loans							
Single family	4,556	1,724	4,372 [2]	2,584	13,236	995,765	1,009,001
Home equity and other	267	296	—	681	1,244	351,463	352,707
Total	4,823	2,020	4,372	3,265	14,480	1,347,228	1,361,708 [3]
Total loans	$ 4,823	$ 2,020	$ 4,372	$10,055	$ 21,270	$ 7,405,050	$7,426,320
%	0.06 %	0.03 %	0.06 %	0.14 %	0.29 %	99.71 %	100.00 %

(1) Includes loans whose repayments are insured by the FHA or guaranteed by the VA or SBA of $12.4 million and $10.6 million at December 31, 2023 and 2022, respectively.

(2) FHA-insured and VA-guaranteed single family loans that are 90 days or more past due are maintained on accrual status if they are determined to have little to no risk of loss.

(3) Includes $1.3 million and $5.9 million of loans at December 31, 2023 and 2022, respectively, where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes in fair value recognized in our consolidated income statements.

Loan Modifications

The Company provides MBFDs which may include delays in payment of amounts due, extension of the terms of the notes or reduction in the interest rates on the notes. In certain instances, the Company may grant more than one type of modification. The granting of modifications for the years ended December 31, 2023 and 2022 did not have a material impact on the ACL. The following tables provide information related to MBFDs for the years ended December 31, 2023 and 2022 disaggregated by class of financing receivable and type of concession granted:

Significant Payment Delay				
	Years Ended December 31,			
	2023		2022	
(in thousands, except percentages)	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Commercial business	$ 839	0.23 %	$ —	— %
Single family	1,082	0.09 %	1,377	0.14 %
Home equity and other	—	— %	69	0.02 %

Term Extension				
	Years Ended December 31,			
	2023		2022	
(in thousands, except percentages)	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Commercial business	$ 9,850	2.74 %	$ 1,562	0.43 %
Single family	273	0.02 %	269	0.03 %

Interest Rate Reduction and Significant Payment Delay				
	Years Ended December 31,			
	2023		2022	
(in thousands, except percentages)	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Commercial business	$ —	— %	$ 459	0.13 %

Interest Rate Reduction and Term Extension				
	Years Ended December 31,			
	2023		2022	
(in thousands, except percentages)	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Single family	$ —	— %	$ 814	0.08 %

Significant Payment Delay and Term Extension				
	Year Ended December 31,			
	2023		2022	
(in thousands, except percentages)	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Non-owner occupied CRE	$ 16,230	2.53 %	$ —	— %
Construction/land development	3,821	0.68 %	—	— %
Single family	2,526	0.22 %	13,742	1.36 %
Home equity and other	—	— %	51	0.01 %

Interest Rate Reduction, Significant Payment Delay and Term Extension				
	Years Ended December 31,			
	2023		2022	
(in thousands, except percentages)	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Single family	$ 191	0.02 %	$ 6,500	0.64 %

The following table describes the financial effect of the MBFDs:

	Interest Rate Reduction	
	Years Ended December 31,	
	2023	2022
Commercial business	—	Reduced weighted-average contractual interest rate from 5.72% to 4.00%.
Single family	Reduced weighted-average contractual interest rate from 5.25% to 5.00%.	Reduced weighted-average contractual interest rate from 4.25% to 3.31%.

	Significant Payment Delay	
	Years Ended December 31,	
	2023	2022
Non-owner occupied CRE	The weighted average amortization period of the loans were extended 3.7 years.	—
Construction/land development	The weighted average amortization period of the loans were extended 2.7 years.	—
Commercial business	The weighted average amortization period of the loans were extended 5.2 years.	—
Single family	Provided payment deferrals to borrowers. A weighted average 0.37% of loan balances were capitalized and added to the remaining term of the loan.	Provided payment deferrals to borrowers. A weighted average 0.22% of loan balances were capitalized and added to the remaining term of the loan.
Home equity and other	—	Provided payment deferrals to borrowers. A weighted average 3.47% of loan balances were capitalized and added to the remaining term of the loan.

	Term Extension	
	Years Ended December 31,	
	2023	2022
Non-owner occupied CRE	The weighted average duration of loan payments deferred is 2.1 years.	—
Construction/land development	The weighted average duration of loan payments deferred is 1.6 years.	—
Commercial business	Added a weighted average 1.2 years to the life of loans, which reduced the monthly payment amounts to the borrowers.	Added a weighted average 0.8 years to the life of loans, which reduced the monthly payment amounts to the borrowers.
Single family	Added a weighted average 4.9 years to the life of loans, which reduced the monthly payment amounts to the borrowers.	Added a weighted average 4.4 years to the life of loans, which reduced the monthly payment amounts to the borrowers.
Home equity and other	—	Added a weighted average 16.1 years to the life of loans, which reduced the monthly payment amounts to the borrowers.

Upon determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.

The following table depicts the payment status of loans that were modified to borrowers experiencing financial difficulties on or after October 1, 2022 through September 30, 2023:

	Payment Status (Amortized Cost Basis) at December 31, 2023		
(in thousands)	Current	30-89 Days Past Due	90+ Days Past Due
Non-owner occupied CRE	$ 16,230	$ —	$ —
Construction/land development	3,821	—	—
Commercial business	8,873	976	—
Single family	2,627	1,285	324
Total	$ 31,551	$ 2,261	$ 324

The following table depicts the payment status of loans that were modified to borrowers experiencing financial difficulties on or after January 1, 2022, the date we adopted ASU 2022-02 through September 30, 2022:

	Payment Status (Amortized Cost Basis) at December 31, 2022		
(in thousands)	Current	30-89 Days Past Due	90+ Days Past Due
Commercial business	$ 2,021	$ —	$ —
Single family	19,908	1,831	198
Home equity and other	120	—	—
Total	$ 22,049	$ 1,831	$ 198

The following tables provide the amortized cost basis as of December 31, 2023 of MBFDs, on or after October 1, 2022, through September 30, 2023 and subsequently had a payment default:

	Amortized Cost Basis of Modified Loans That Subsequently Defaulted Year Ended December 31, 2023				
(in thousands)	Significant Payment Delay	Term Extension	Interest Rate Reduction and Term Extension	Significant Payment Delay and Term Extension	Interest Rate Reduction, Significant Payment Delay and Term Extension
Commercial business	$ —	$ 976	$ —	$ —	$ —
Single family	—	—	—	1,354	—
Total	$ —	$ 976	$ —	$ 1,354	$ —

The following tables provide the amortized cost basis as of December 31, 2022 of MBFDs, on or after January 1, 2022, the date we adopted ASU 2022-02 through September 30, 2022 and subsequently had a payment default:

	Amortized Cost Basis of Modified Loans That Subsequently Defaulted Year Ended December 31, 2022				
(in thousands)	Significant Payment Delay	Term Extension	Interest Rate Reduction and Term Extension	Significant Payment Delay and Term Extension	Interest Rate Reduction, Significant Payment Delay and Term Extension
Single family	$ 340	$ —	$ —	$ 1,198	$ 764

NOTE 4–PREMISES AND EQUIPMENT, NET:

Premises and equipment consisted of the following:

(in thousands)	At December 31, 2023	At December 31, 2022
Furniture and equipment	$ 56,777	$ 55,539
Leasehold improvements	38,870	40,970
Land and buildings	42,153	35,898
Total	137,800	132,407
Less: accumulated depreciation	(84,218)	(81,235)
Net	$ 53,582	$ 51,172

NOTE 5–DEPOSITS:

Deposit balances, including their weighted average rates, were as follows:

	At December 31,			
	2023		2022	
(dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Noninterest-bearing demand deposits	$ 1,306,503	— %	$ 1,399,912	— %
Interest bearing:				
Interest-bearing demand deposits	344,748	0.25 %	466,490	0.10 %
Savings	261,508	0.06 %	258,977	0.06 %
Money market	1,622,665	1.79 %	2,383,209	1.22 %
Certificates of deposit	3,227,954	4.47 %	2,943,331	3.07 %
Total interest bearing deposits	5,456,875	3.19 %	6,052,007	1.98 %
Total deposits	$ 6,763,378	2.58 %	$ 7,451,919	1.61 %

There were $255 million and $351 million in public funds included in deposits at December 31, 2023 and 2022, respectively.

Certificates of deposit outstanding mature as follows:

(in thousands)	December 31, 2023
Within one year	$ 3,022,871
One to two years	180,304
Two to three years	12,812
Three to four years	5,066
Four to five years	6,799
Thereafter	102
Total	$ 3,227,954

The aggregate amount of time deposits in denominations of more than the FDIC limit of $250,000 at December 31, 2023 and 2022 was $194 million and $189 million, respectively. There were $1.2 billion and $1.4 billion of brokered deposits at December 31, 2023 and 2022, respectively.

NOTE 6– BORROWINGS:

During 2023, the Company borrowed $1.2 billion and repaid $535 million from the Federal Reserve Bank ("FRB") under the Bank Term Funding Program ("BTFP"). The BTFP offers up to one year fixed-rate term borrowings that are prepayable without penalty. At December 31, 2023 the Company had $645 million outstanding under the BTFP.

The balances, maturity and rate of the outstanding borrowings from the FHLB and the FRB BTFP were as follows:

	At December 31,				
	2023			2022	
(dollars in thousands)	Amount	Weighted Average Rate		Amount	Weighted Average Rate
Within one year	$ 745,000	4.75 %	$	16,000	4.60 %
One to three years	450,000	4.56 %		450,000	4.31 %
Three through five years	550,000	4.35 %		550,000	4.35 %
Total	$ 1,745,000	4.58 %	$	1,016,000	4.33 %

At December 31, 2023 and 2022 the Bank had available borrowing capacity of $2.1 billion and $2.6 billion respectively, from the FHLB,and $710 million and $340 million, respectively from the FRBSF. The Bank is a member of the AFX, through which it may either borrow or lend funds on an overnight or short-term basis with a group of pre-approved commercial banks. The availability of funds changes daily. As of December 31, 2023, the were no balances outstanding.

As of December 31, 2023 and 2022, the Company held $55.3 million and $49.3 million, respectively, of FHLB stock.

NOTE 7–LONG-TERM DEBT:

At December 31, 2023 and 2022, the Company had outstanding $98 million of subordinated notes (the "Notes") which have a face amount of $100 million, have a maturity date of January 30, 2032 and bear interest at a rate of 3.5% per annum until January 30, 2027. From January 30, 2027, until the maturity date or the date of earlier redemption, the Notes will bear interest equal to the three-month term Secured Overnight Financing Rate ("SOFR") plus 215 basis points.

At December 31, 2023 and 2022, the Company had outstanding $65 million and $64 million, respectively of Senior Notes which have a face amount of $65 million, have a maturity date of June 1, 2026 and bear interest at a rate of 6.50% per annum.

The Company issued trust preferred securities ("TRUPS") during the period from 2005 through 2007, resulting in a debt balance of $62 million outstanding at December 31, 2023 and 2022. In connection with the issuance of trust preferred securities, HomeStreet, Inc. issued to HomeStreet Statutory Trust, Junior Subordinated Deferrable Interest Debentures. The sole assets of the HomeStreet Statutory Trust are the Subordinated Debt Securities I, II, III, and IV.

The TRUPS outstanding as of December 31, 2023 and 2022 are as follows:

	HomeStreet Statutory Trust			
(dollars in thousands)	I	II	III	IV
Date issued	June 2005	September 2005	February 2006	March 2007
Amount	$5,155	$20,619	$20,619	$15,464
Interest rate [1]	3 MO SOFR + 1.96%	3 MO SOFR + 1.76%	3 MO SOFR + 1.63%	3 MO SOFR + 1.94%
Maturity date	June 2035	December 2035	March 2036	June 2037
Call option [2]	Quarterly	Quarterly	Quarterly	Quarterly

(1) These rates reflect the floating rates as of December 31, 2023.

(2) Call options are exercisable at par and are callable, without penalty on a quarterly basis.

NOTE 8–DERIVATIVES AND HEDGING ACTIVITIES:

To reduce the risk of significant interest rate fluctuations on the value of certain assets and liabilities, such as single family mortgage LHFS and MSRs, the Company utilizes derivatives as economic hedges. The notional amounts and fair values for derivatives, all of which are economic hedges, are included in other assets or accounts payable and other liabilities on the consolidated balance sheets, consist of the following:

(in thousands)	Notional amount		Fair value derivatives			
			Asset		Liability	
	At December 31, 2023					
Forward sale commitments	$	87,509	$	151	$	(288)
Interest rate lock commitments		21,790		411		—
Interest rate swaps		235,521		10,489		(10,492)
Futures		12,200		—		(3)
Options		9,300		132		—
Total derivatives before netting	$	366,320	$	11,183	$	(10,783)
Netting adjustment/Cash collateral [1]				(10,119)		195
Carrying value on consolidated balance sheet			$	1,064	$	(10,588)

(in thousands)	Notional amount		Fair value derivatives			
			Asset		Liability	
	At December 31, 2022					
Forward sale commitments	$	51,252	$	293	$	(151)
Interest rate lock commitments		17,463		141		(36)
Interest rate swaps		236,533		13,093		(13,093)
Futures		23,000		18		—
Options		14,000		218		—
Total derivatives before netting	$	342,248		13,763		(13,280)
Netting adjustment/Cash collateral [1]				(12,870)		101
Carrying value on consolidated balance sheet			$	893	$	(13,179)

(1) Includes net cash collateral received of $9.9 million and $12.8 million at December 31, 2023 and 2022, respectively.

The Company nets derivative assets and liabilities when a legally enforceable master netting agreement exists between the Company and the derivative counterparty. Derivatives are reported at their respective fair values in the other assets or accounts payable and other liabilities line items on the consolidated balance sheets, with changes in fair value reflected in current period earnings.

The following tables present gross fair value and net carrying value information for derivative instruments:

(in thousands)	Gross fair value		Netting adjustments/Cash collateral [1]		Carrying value	
At December 31, 2023						
Derivative assets	$	11,183	$	(10,119)	$	1,064
Derivative liabilities		(10,783)		195		(10,588)
At December 31, 2022						
Derivative assets	$	13,763	$	(12,870)	$	893
Derivative liabilities		(13,280)		101		(13,179)

(1) Includes net cash collateral received of $9.9 million and $12.8 million at December 31, 2023 and 2022, respectively.

The collateral used under the Company's master netting agreements is typically cash, but securities may be used under agreements with certain counterparties. Receivables related to cash collateral that has been paid to counterparties are included in other assets. Payables related to cash collateral that has been received from counterparties are included in accounts payable and other liabilities. Interest is owed on amounts received from counterparties and we earn interest on cash paid to counterparties. Any securities pledged to counterparties as collateral remain on the consolidated balance sheets. At December 31, 2023 and 2022, the Company had liabilities of $10.1 million and $12.8 million, respectively, in cash collateral received from counterparties and receivables of $218 thousand and $25 thousand, respectively, in cash collateral paid to counterparties.

The following table presents the net gain (loss) recognized on economic hedge derivatives, within the respective line items in the consolidated income statements for the periods indicated:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Recognized in noninterest income:			
Net gain (loss) on loan origination and sale activities [1]	$ 804	$ 8,587	$ (6,057)
Loan servicing income (loss) [2]	(1,255)	(11,769)	(8,238)
Other [3]	(3)	160	386

(1) Comprised of forward contracts used as an economic hedge of loans held for sale and interest rate lock commitments ("IRLCs") to customers.
(2) Comprised of futures, US Treasury options and forward contracts used as economic hedges of single family MSRs.
(3) Impact of interest rate swap agreements executed with commercial banking customers and broker dealer counterparties.

The notional amount of open interest rate swap agreements executed with commercial banking customers and broker dealer counterparties at December 31, 2023 and 2022 were $236 million and $237 million, respectively.

NOTE 9–MORTGAGE BANKING OPERATIONS:

LHFS consisted of the following:

	At December 31,	
(in thousands)	2023	2022
Single family	$ 12,849	$ 14,075
CRE, multifamily and SBA	6,788	3,252
Total	$ 19,637	$ 17,327

Loans sold consisted of the following for the periods indicated:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Single family	$ 335,751	$ 693,348	$ 2,046,811
CRE, multifamily and SBA	26,839	145,622	773,378
Total	$ 362,590	$ 838,970	$ 2,820,189

Gain on loan origination and sale activities, including the effects of derivative risk management instruments, consisted of the following:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Single family	$ 8,500	$ 13,054	$ 66,850
CRE, multifamily and SBA	846	4,647	25,468
Total	$ 9,346	$ 17,701	$ 92,318

The Company's portfolio of loans serviced for others is primarily comprised of loans held in U.S. government and agency MBS issued by Fannie Mae, Freddie Mac and Ginnie Mae. The unpaid principal balance of loans serviced for others is as follows:

	At December 31,	
(in thousands)	2023	2022
Single family	$ 5,316,304	$ 5,436,899
CRE, multifamily and SBA	1,900,039	1,938,484
Total	$ 7,216,343	$ 7,375,383

Under the terms of the sales agreements for single family loans sold to GSEs and other entities, the Company has made representations and warranties that the loans sold meet certain requirements. The Company may be required to repurchase mortgage loans or indemnify loan purchasers due to defects in the origination process of the loan, such as documentation errors, underwriting errors and judgments, early payment defaults and fraud. The total unpaid principal balance of loans sold on a servicing-retained basis that were subject to the terms and conditions of these representations and warranties totaled $5.3 billion and $5.4 billion as of December 31, 2023 and 2022, respectively. The following is a summary of changes in the Company's mortgage repurchase liability for single family loans sold on a servicing-retained and servicing-released basis included in accounts payable and other liabilities on the consolidated balance sheet for the periods indicated:

	Years Ended December 31,	
(in thousands)	2023	2022
Balance, beginning of period	$ 2,232	$ 1,312
Additions, net of adjustments [1]	(330)	1,629
Realized losses [2]	(421)	(709)
Balance, end of period	$ 1,481	$ 2,232

(1) Includes additions for new loan sales and changes in estimated probable future repurchase losses on previously sold loans.

(2) Includes principal losses and accrued interest on repurchased loans, "make-whole" settlements, settlements with claimants and certain related expenses.

The Company has agreements with certain investors to advance scheduled principal and interest amounts on delinquent loans. Advances are also made to fund the foreclosure and collection costs of delinquent loans prior to the recovery of reimbursable amounts from investors or borrowers. Advances of $2.9 million and $1.6 million were recorded in other assets as of December 31, 2023 and 2022, respectively.

When the Company has the unilateral right to repurchase Ginnie Mae pool loans it has previously sold (generally loans that are more than 90 days past due), the Company records the balance of the loans as other assets and other liabilities. At December 31, 2023 and 2022, delinquent or defaulted mortgage loans currently in Ginnie Mae pools that the Company has recognized on its consolidated balance sheets totaled $5.6 million and $6.9 million, respectively. The recognition of previously sold loans does not impact the accounting for the previously recognized MSRs.

Revenue from mortgage servicing, including the effects of derivative risk management instruments, consisted of the following:

(in thousands)	Years Ended December 31,		
	2023	2022	2021
Servicing income, net:			
Servicing fees and other	$ 26,134	$ 32,082	$ 35,342
Amortization of single family MSRs [1]	(6,378)	(9,951)	(19,669)
Amortization of multifamily and SBA MSRs	(5,778)	(7,692)	(7,581)
Total	13,978	14,439	8,092
Risk management, single family MSRs:			
Changes in fair value of MSRs due to assumptions [2]	414	16,739	7,379
Net gain (loss) from economic hedging [3]	(1,744)	(18,790)	(8,238)
Total	(1,330)	(2,051)	(859)
Loan servicing income	$ 12,648	$ 12,388	$ 7,233

(1) Represents changes due to collection/realization of expected cash flows and curtailments.

(2) Principally reflects changes in model assumptions, including prepayment speed assumptions, which are primarily reflected by changes in mortgage interest rates.

(3) The interest income from US Treasury notes securities used for hedging purposes, which is included in interest income on the consolidated income statements, was $1.4 million and $0.6 million in 2023 and 2022, respectively.

The Company determines fair value of single family MSRs using a valuation model that calculates the net present value of estimated future cash flows. Estimates of future cash flows include contractual servicing fees, ancillary income and costs of servicing, the timing of which are impacted by assumptions, primarily expected prepayment speeds and discount rates, which relate to the underlying performance of the loans. The changes in single family MSRs measured at fair value are as follows:

(in thousands)	Years Ended December 31,		
	2023	2022	2021
Beginning balance	$ 76,617	$ 61,584	$ 49,966
Additions and amortization:			
Originations	3,136	8,245	23,908
Purchases	460	—	—
Amortization [1]	(6,378)	(9,951)	(19,669)
Net additions and amortization	(2,782)	(1,706)	4,239
Changes in fair value assumptions [2]	414	16,739	7,379
Ending balance	$ 74,249	$ 76,617	$ 61,584

(1) Represents changes due to collection/realization of expected cash flows and curtailments.

(2) Principally reflects changes in model assumptions, including prepayment speed assumptions, which are primarily affected by changes in mortgage interest rates.

Key economic assumptions used in measuring the initial fair value of capitalized single family MSRs were as follows:

(rates per annum) [1]	Years Ended December 31,		
	2023	2022	2021
Constant prepayment rate ("CPR") [2]	14.89 %	10.91 %	8.84 %
Discount rate	11.99 %	9.35 %	8.23 %

(1) Based on a weighted average.

(2) Represents the expected lifetime average CPR used in the model.

For single family MSRs, we use a discounted cash flow valuation technique which utilizes CPRs and discount rates as significant unobservable inputs as noted in the table below:

	At December 31, 2023		At December 31, 2022	
	Range of Inputs	Average [1]	Range of Inputs	Average [1]
CPRs	6.80% - 32.50%	7.00 %	6.01%- 11.10%	8.19 %
Discount Rates	10.00% - 17.00%	10.00 %	9.74% -16.88%	10.66 %

(1) Weighted averages of all the inputs within the range.

To compute hypothetical sensitivities of the value of our single MSRs to immediate adverse changes in key assumptions, we computed the impact of changes in CPRs and in discount rates as outlined below:

(dollars in thousands)		At December 31, 2023
Fair value of single family MSRs	$	74,249
Expected weighted-average life (in years)		8.23
CPR		
Impact on fair value of 25 basis points adverse change in interest rates	$	(668)
Impact on fair value of 50 basis points adverse change in interest rates	$	(1,518)
Discount rate		
Impact on fair value of 100 basis points increase	$	(1,587)
Impact on fair value of 200 basis points increase	$	(4,138)

Generally, increases in the CPR or the discount rate utilized in the fair value measurements of single family MSRs will result in a decrease in fair value. Conversely, decreases in the CPR or the discount rate will result in an increase in fair value. These sensitivities are hypothetical and subject to key assumptions of the underlying valuation model. As the table above demonstrates, the Company's methodology for estimating the fair value of MSRs is highly sensitive to changes in key assumptions. Changes in fair value resulting from changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption; in reality, changes in one factor may be associated with changes in another, which may magnify or counteract the sensitivities. Thus, any measurement of MSR fair value is limited by the conditions existing and assumptions made as of a particular point in time. Those assumptions may not be appropriate if they are applied to a different point in time.

MSRs resulting from the sale of multifamily loans are recorded at fair value and subsequently carried at the lower of amortized cost or fair value. Multifamily MSRs are amortized in proportion to, and over, the estimated period the net servicing income will be collected.

The changes in multifamily and SBA MSRs measured at LOCOM or fair value were as follows:

(in thousands)		Years Ended December 31,				
		2023		2022		2021
Beginning balance	$	35,256	$	39,415	$	35,774
Origination		509		3,533		11,222
Amortization		(5,778)		(7,692)		(7,581)
Ending balance	$	29,987	$	35,256	$	39,415

Key economic assumptions used in measuring the initial fair value of capitalized multifamily MSRs were as follows:

(rates per annum) [1]	Years Ended December 31,		
	2023	2022	2021
Discount rate	13.00 %	13.00 %	13.00 %

(1) Based on a weighted average.

(2) Represents the expected lifetime average CPR used in the model.

For multifamily MSRs, we use a discounted cash flow valuation technique which utilizes CPRs and discount rates as significant unobservable inputs as noted in the table below:

	At December 31, 2023		At December 31, 2022	
	Range of Inputs	Average [1]	Range of Inputs	Average [1]
Discount Rates	13.00% - 13.00%	13.00 %	13.00% - 13.00%	13.00 %

(1) Weighted averages of all the inputs within the range.

At December 31, 2023, the expected weighted-average life of the Company's multifamily and SBA MSRs was 11.50 years. Projected amortization expense for the gross carrying value of multifamily and SBA MSRs is estimated as follows:

(in thousands)	At December 31, 2023
2024	$ 5,318
2025	5,080
2026	4,598
2027	3,880
2028	3,425
2029 and thereafter	7,686
Carrying value of multifamily and SBA MSRs	$ 29,987

The projected amortization expense of multifamily and SBA MSRs is an estimate and subject to key assumptions of the underlying valuation model. The amortization expense for future periods was calculated by applying the same quantitative factors, such as actual MSR prepayment experience and discount rates, which were used to determine amortization expense. These factors are inherently subject to significant fluctuations, primarily due to the effect that changes in interest rates may have on expected loan prepayment experience. Accordingly, any projection of MSR amortization in future periods is limited by the conditions that existed at the time the calculations were performed and may not be indicative of actual amortization expense that will be recorded in future periods.

NOTE 10–COMMITMENTS, GUARANTEES AND CONTINGENCIES:

Commitments

In the ordinary course of business, the Company extends secured and unsecured open-end loans to meet the financing needs of its customers. In addition, the Company makes certain unfunded loan commitments as part of its lending activities that have not been recognized in the Company's financial statements. These include commitments to extend credit made as part of the Company's lending activities on loans the Company intends to hold in its LHFI portfolio.

These commitments include the following:

(in thousands)	At December 31,			
	2023		2022	
Unused consumer portfolio lines	$	586,904	$	531,784
Commercial portfolio lines [(1)]		648,609		788,108
Commitments to fund loans		38,426		46,067
Total	$	1,273,939	$	1,365,959

(1) Within the commercial portfolio, undistributed construction loan proceeds, where the Company has an obligation to advance funds for construction progress payments of $403 million and $525 million at December 31, 2023 and 2022, respectively.

The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements in that commitments may expire without being drawn upon. The Company has recorded an ACL on unfunded loan commitments, included in accounts payable and other liabilities on the consolidated balance sheets of $1.8 million and $2.2 million at December 31, 2023 and 2022, respectively.

The Company has entered into certain agreements to invest in qualifying small businesses and small enterprises and a tax exempt bond partnership that have not been recognized in the Company's financial statements. At December 31, 2023 and 2022 we had $10.7 million and $11.8 million, respectively, of future commitments to invest in these enterprises.

As of December 31, 2023, HomeStreet was obligated on a $135 million letter of credit to the FHLB which is being used as collateral for public fund deposits.

Guarantees

In the ordinary course of business, the Company sells loans through the Fannie Mae Multifamily Delegated Underwriting and Servicing Program ("DUS"®) that are subject to a credit loss sharing arrangement. The Company services the loans for Fannie Mae and shares in the risk of loss with Fannie Mae under the terms of the DUS contracts. Under the DUS program, the Company and Fannie Mae share losses on a pro rata basis, where the Company is responsible for losses incurred up to one-third of the principal balance on each loan with two-thirds of the loss covered by Fannie Mae. For loans that have been sold through this program, a liability is recorded for this loss sharing arrangement under the accounting guidance for guarantees. As of December 31, 2023 and 2022, the total unpaid principal balance of loans sold under this program was $1.8 billion. The Company's reserve liability related to this arrangement totaled $0.5 million and $0.6 million at December 31, 2023 and 2022, respectively. There were no actual losses incurred under this arrangement during 2023, 2022 or 2021.

Contingencies

In the normal course of business, the Company may have various legal claims and other similar contingent matters outstanding for which a loss may be realized. For these claims, the Company establishes a liability for contingent losses when it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. For claims determined to be reasonably possible but not probable of resulting in a loss, there may be a range of possible losses in excess of the established liability. The Company did not have any material amounts reserved for legal claims as of December 31, 2023.

NOTE 11–INCOME TAXES:

Income tax (benefit) expense consisted of the following:

(in thousands)	Years Ended December 31,					
	2023		2022		2021	
Current expense						
Federal	$	2,900	$	7,638	$	23,240
State and local		980		1,633		3,191
Deferred (benefit) expense						
Federal		(7,407)		7,304		4,325
State and local		(1,722)		1,545		511
Total	$	(5,249)	$	18,120	$	31,267

Income tax (benefit) expense differed from amounts computed at the federal income tax statutory rate as follows:

| (in thousands, except rate) | Years Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
	Rate	Amount	Rate	Amount	Rate	Amount
Income (loss) before income taxes		$ (32,757)		$ 84,660		$ 146,689
Federal tax statutory rate	21.00 %	(6,879)	21.00 %	17,779	21.00 %	30,805
State tax - net of federal tax benefit	4.12 %	(1,351)	2.92 %	2,473	2.11 %	3,090
Tax-exempt investments	3.86 %	(1,266)	(2.72)%	(2,300)	(1.68)%	(2,461)
Low income housing tax benefits	3.20 %	(1,047)	0.16 %	133	(0.36)%	(532)
Stock-based compensation expense	(1.28)%	421	0.14 %	121	(0.88)%	(1,287)
Goodwill	(14.13)%	4,627	0.17 %	145	— %	—
Other	(0.75)%	246	(0.27)%	(231)	1.13 %	1,652
Total	16.02 % $	(5,249)	21.40 % $	18,120	21.32 % $	31,267

The following is a summary of the Company's deferred tax assets and liabilities:

| (in thousands) | At December 31, | |
	2023	2022
Deferred tax assets		
Provision for credit losses	$ 10,977	$ 10,501
Unrealized loss on investments AFS	28,571	31,431
Net operating loss carryforwards	370	628
Accrued liabilities	1,917	2,536
Other investments	463	572
Lease liabilities	9,019	10,877
Nonaccrual interest	1,112	513
Intangibles	4,725	—
Stock based compensation	782	737
Loan valuation	274	311
Other	401	694
Total	58,611	58,800
Deferred tax liabilities		
Mortgage servicing rights	(24,204)	(25,725)
Deferred loan fees and costs	(8,967)	(9,565)
Lease right-of-use assets	(6,906)	(8,415)
Premises and equipment	(364)	(2,486)
Intangibles	—	(694)
Other	—	(14)
Total	(40,441)	(46,899)
Net deferred tax asset (liability)	$ 18,170	$ 11,901

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to fully utilize the existing deferred tax assets. As of December 31, 2023, management determined that sufficient evidence exists to support the future utilization of all of the Company's deferred tax assets.

The Company has state net operating loss carryforwards of $4.4 million and $7.5 million as of December 31, 2023 and 2022, respectively, that will expire at various dates from 2024 to 2036. Utilization of net operating loss carryforwards is subject to an annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended.

Retained earnings at December 31, 2023 and 2022 include approximately $12.7 million in tax basis bad debt reserves for which no income tax liability has been recorded. This represents the balance of bad debt reserves created for tax purposes as of December 31, 1987. These amounts are subject to recapture (i.e., included in taxable income) if certain events occur, such as in the event HomeStreet Bank ceases to be a bank. In the event of recapture, the Company will incur both federal and state tax liabilities on this pre-1988 bad debt reserve balance at the then prevailing corporate tax rates.

The Company had no recorded unrecognized tax position as of December 31, 2023 or 2022.

We are currently under examination, or subject to examination, by various U.S. federal and state taxing authorities. The Company is no longer subject to federal income tax examinations for tax years prior to 2020 or state income tax examination for tax years prior to 2019, generally.

NOTE 12–RETIREMENT BENEFIT PLAN:

The Company maintains a 401(k) Savings Plan for the benefit of its employees. Substantially all of the Company's employees are eligible to participate in the HomeStreet, Inc. 401(k) Savings Plan (the "Plan"). The Plan provides for payment of retirement benefits to employees pursuant to the provisions of the Plan and in conformity with Section 401(k) of the Internal Revenue Code. Employees may elect to have a portion of their salary contributed to the Plan. Participants receive a vested employer matching contribution equal to 100% of the first 3.0% and 50% of the next 2.0% of eligible compensation deferred by the participant. Employer contributions of $3.4 million, $4.0 million and $3.9 million were incurred in 2023, 2022, and 2021, respectively.

NOTE 13–FAIR VALUE MEASUREMENT:

The term "fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The Company's approach is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.

Fair Value Hierarchy

A three-level valuation hierarchy has been established under ASC 820 for disclosure of fair value measurements. The valuation hierarchy is based on the observability of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels are defined as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. This includes quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability for substantially the full term of the financial instrument.

- Level 3 – Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions of what market participants would use in pricing the asset or liability.

The Company's policy regarding transfers between levels of the fair value hierarchy is that all transfers are assumed to occur at the end of the reporting period.

Estimation of Fair Value

Fair value is based on quoted market prices, when available. In cases where a quoted price for an asset or liability is not available, the Company uses valuation models to estimate fair value. These models incorporate inputs such as forward yield curves, loan prepayment assumptions, expected loss assumptions, market volatilities and pricing spreads utilizing market-based inputs where readily available. The Company believes its valuation methods are appropriate and consistent with those that would be used by other market participants. However, imprecision in estimating unobservable inputs and other factors may result in these fair value measurements not reflecting the amount realized in an actual sale or transfer of the asset or liability in a current market exchange.

The following table summarizes the fair value measurement methodologies, including significant inputs and assumptions and classification of the Company's assets and liabilities valued at fair value on a recurring basis.

Asset/Liability class	Valuation methodology, inputs and assumptions	Classification
Investment securities		
Trading securities	Fair Value is based on quoted prices in an active market.	Level 1 recurring fair value measurement.
Investment securities AFS	Observable market prices of identical or similar securities are used where available.	Level 2 recurring fair value measurement.
	If market prices are not readily available, value is based on discounted cash flows using the following significant inputs: • Expected prepayment speeds • Estimated credit losses • Market liquidity adjustments	Level 3 recurring fair value measurement.
LHFS		
Single family loans, excluding loans transferred from held for investment	Fair value is based on observable market data, including: • Quoted market prices, where available • Dealer quotes for similar loans • Forward sale commitments	Level 2 recurring fair value measurement.
	When not derived from observable market inputs, fair value is based on discounted cash flows, which considers the following inputs: • Benchmark yield curve • Estimated discount spread to the benchmark yield curve • Expected prepayment speeds	Estimated fair value classified as Level 3.
Mortgage servicing rights		
Single family MSRs	For information on how the Company measures the fair value of its single family MSRs, including key economic assumptions and the sensitivity of fair value to changes in those assumptions, see Note 9, *Mortgage Banking Operations*.	Level 3 recurring fair value measurement.
Derivatives		
Futures and Options	Fair value is based on closing exchange prices.	Level 1 recurring fair value measurement.
Forward sale commitments Interest rate swaps	Fair value is based on quoted prices for identical or similar instruments when available. When quoted prices are not available, fair value is based on internally developed modeling techniques, which require the use of multiple observable market inputs, including: • Forward interest rates • Interest rate volatilities	Level 2 recurring fair value measurement.
IRLC	The fair value considers several factors including: • Fair value of the underlying loan based on quoted prices in the secondary market, when available. • Value of servicing • Fall-out factor	Level 3 recurring fair value measurement.

The following tables presents the levels of the fair value hierarchy for the Company's assets and liabilities measured at fair value on a recurring basis:

(in thousands)	At December 31, 2023							
	Fair Value		Level 1		Level 2		Level 3	
Assets:								
Trading securities - U.S. Treasury securities	$	24,698	$	24,698	$	—	$	—
Investment securities AFS								
Mortgage backed securities:								
Residential		183,798		—		181,938		1,860
Commercial		47,756		—		47,756		—
Collateralized mortgage obligations:								
Residential		439,738		—		439,738		—
Commercial		57,397		—		57,397		—
Municipal bonds		404,874		—		404,874		—
Corporate debt securities		38,547		—		38,547		—
U.S. Treasury securities		20,184		—		20,184		—
Agency debentures		58,905		—		58,905		—
Single family LHFS		12,849		—		12,849		—
Single family LHFI		1,280		—		—		1,280
Single family mortgage servicing rights		74,249		—		—		74,249
Derivatives								
Forward sale commitments		151		—		151		—
Options		132		132		—		
Interest rate lock commitments		411		—		—		411
Interest rate swaps		10,489		—		10,489		—
Total assets	$	1,375,458	$	24,830	$	1,272,828	$	77,800
Liabilities:								
Derivatives								
Futures	$	3	$	3	$	—	$	—
Forward sale commitments		288		—		288		—
Interest rate swaps		10,492		—		10,492		—
Total liabilities	$	10,783	$	3	$	10,780	$	—

(in thousands)	Fair Value		Level 1		Level 2		Level 3
	At December 31, 2022						
Assets:							
Trading securities - U.S. Treasury securities	$	18,997	$	18,997	$	—	$ —
Investment securities AFS							
Mortgage backed securities:							
Residential		197,262		—		195,321	1,941
Commercial		56,049		—		56,049	—
Collateralized mortgage obligations:							
Residential		553,039		—		553,039	—
Commercial		70,519		—		70,519	—
Municipal bonds		411,548		—		411,548	—
Corporate debt securities		42,945		—		42,877	68
U.S. Treasury securities		19,934		—		19,934	—
Agency debentures		27,478		—		27,478	—
Single family LHFS		14,075		—		14,075	—
Single family LHFI		5,868		—		—	5,868
Single family mortgage servicing rights		76,617		—		—	76,617
Derivatives							
Futures		18		18		—	—
Options		218		218		—	—
Forward sale commitments		293		—		293	—
Interest rate lock commitments		141		—		—	141
Interest rate swaps		13,093		—		13,093	—
Total assets	$	1,508,094	$	19,233	$	1,404,226	$ 84,635
Liabilities:							
Derivative							
Forward sale commitments	$	151	$	—	$	151	$ —
Interest rate lock commitments		36		—		—	36
Interest rate swaps		13,093		—		13,093	—
Total liabilities	$	13,280	$	—	$	13,244	$ 36

There were no transfers between levels of the fair value hierarchy during 2023 and 2022.

Level 3 Recurring Fair Value Measurements

The Company's level 3 recurring fair value measurements consist of investment securities AFS, single family MSRs, single family LHFI where fair value option was elected, certain single family LHFS and IRCLs, which are accounted for as derivatives. For information regarding fair value changes and activity for single family MSRs during 2023 and 2022, see Note 9, *Mortgage Banking Operations*.

The fair value of IRLCs considers several factors, including the fair value in the secondary market of the underlying loan resulting from the exercise of the commitment, the expected net future cash flows related to the associated servicing of the loan (referred to as the value of servicing) and the probability that the commitment will not be converted into a funded loan (referred to as a fall-out factor). The fair value of IRLCs on LHFS, while based on interest rates observable in the market, is highly dependent on the ultimate closing of the loans. The significance of the fall-out factor to the fair value measurement of an individual IRLC is generally highest at the time that the rate lock is initiated and declines as closing procedures are performed and the underlying loan gets closer to funding. The fall-out factor applied is based on historical experience. The value of servicing is impacted by a variety of factors, including prepayment assumptions, discount rates, delinquency rates, contractually specified servicing fees, servicing costs and underlying portfolio characteristics. Because these inputs are not observable in market trades, the fall-out factor and value of servicing are considered to be level 3 inputs. The fair value of IRLCs decreases in value upon an increase in the fall-out factor and increases in value upon an increase in the value of servicing. Changes in the fall-out factor and value of servicing do not increase or decrease based on movements in other significant unobservable inputs.

The Company recognizes unrealized gains and losses from the time that an IRLC is initiated until the gain or loss is realized at the time the loan closes, which generally occurs within 30-90 days. For IRLCs that fall out, any unrealized gain or loss is reversed, which generally occurs at the end of the commitment period. The gains and losses recognized on IRLC derivatives generally correlates to volume of single family interest rate lock commitments made during the reporting period (after adjusting for estimated fall-out) while the amount of unrealized gains and losses realized at settlement generally correlates to the volume of single family closed loans during the reporting period.

The Company uses the discounted cash flow model to estimate the fair value of certain loans that have been transferred from held for sale to held for investment and single family LHFS when the fair value of the loans is not derived using observable market inputs. The key assumption in the valuation model is the implied spread to benchmark interest rate curve. The implied spread is not directly observable in the market and is derived from third party pricing which is based on market information from comparable loan pools. The fair value estimate of single family loans that have been transferred from held for sale to held for investment are sensitive to changes in the benchmark interest rate which might result in a significantly higher or lower fair value measurement.

The Company transferred certain loans from held for sale to held for investment. These loans were originated as held for sale loans where the Company had elected the fair value option. The Company determined these loans to be level 3 recurring assets as the valuation technique included a significant unobservable input. The total amount of held for investment loans where fair value option election was made was $1.3 million and $5.9 million at December 31, 2023 and 2022, respectively.

The following information presents significant Level 3 unobservable inputs used to measure fair value of certain assets:

(dollars in thousands)	Fair Value	Valuation Technique	Significant Unobservable Input	Low	High	Weighted Average
December 31, 2023						
Investment securities AFS	$ 1,860	Income approach	Implied spread to benchmark interest rate curve	2.25%	2.25%	2.25%
Single family LHFI	1,280	Income approach	Implied spread to benchmark interest rate curve	3.30%	5.04%	3.94%
Interest rate lock commitments, net	411	Income approach	Fall-out factor	0.81%	41.64%	10.54%
			Value of servicing	0.32%	0.80%	0.57%
December 31, 2022						
Investment securities AFS	$ 2,009	Income approach	Implied spread to benchmark interest rate curve	2.00%	2.00%	2.00%
Single family LHFI	5,868	Income approach	Implied spread to benchmark interest rate curve	2.87%	5.15%	4.14%
Interest rate lock commitments, net	105	Income approach	Fall-out factor	0.10%	17.50%	6.43%
			Value of servicing	0.54%	1.11%	0.95%

We had no LHFS where the fair value was not derived with significant observable inputs at December 31, 2023 or 2022.

The following table presents fair value changes and activity for certain Level 3 assets:

(in thousands)	Beginning balance	Additions	Transfers	Payoffs/Sales	Change in mark to market [1]	Ending balance
Year Ended December 31, 2023						
Investment securities AFS	$ 2,009	$ —	$ —	$ (192)	$ 43	$ 1,860
Single family LHFI	5,868	—	—	(4,607)	19	1,280
Year Ended December 31, 2022						
Investment securities AFS	$ 2,482	$ —	$ —	$ (193)	$ (280)	$ 2,009
Single family LHFI	7,287	—	—	—	(1,419)	5,868

(1) Changes in fair value for singe family LHFI are recorded in other noninterest income on the consolidated income statements.

The following table presents fair value changes and activity for Level 3 interest rate lock commitments:

(in thousands)	Years Ended December 31,			
	2023		2022	
Beginning balance, net	$	105	$	2,484
Total realized/unrealized gains		2,334		68
Settlements		(2,028)		(2,447)
Ending balance, net	$	411	$	105

Nonrecurring Fair Value Measurements

Certain assets held by the Company are not included in the tables above, but are measured at fair value on a periodic basis. These assets include certain LHFI and OREO that are carried at the lower of cost or fair value of the underlying collateral, less the estimated cost to sell. The estimated fair values of real estate collateral are generally based on internal evaluations and appraisals of such collateral, which use the market approach and income approach methodologies. We have omitted disclosure related to quantitative inputs given the insignificance of assets measured on a nonrecurring basis.

The fair value of commercial properties are generally based on third-party appraisals that consider recent sales of comparable properties, including their income-generating characteristics, adjusted (generally based on unobservable inputs) to reflect the general assumptions that a market participant would make when analyzing the property for purchase. The Company uses a fair value of collateral technique to apply adjustments to the appraisal value of certain commercial LHFI that are collateralized by real estate.

The Company uses a fair value of collateral technique to apply adjustments to the stated value of certain commercial LHFI that are not collateralized by real estate and to the appraisal value of OREO.

Residential properties are generally based on unadjusted third-party appraisals. Factors considered in determining the fair value include geographic sales trends, the value of comparable surrounding properties as well as the condition of the property.

These adjustments include management assumptions that are based on the type of collateral dependent loan and may increase or decrease an appraised value. Management adjustments vary significantly depending on the location, physical characteristics and income producing potential of each individual property. The quality and volume of market information available at the time of the appraisal can vary from period-to-period and cause significant changes to the nature and magnitude of the unobservable inputs used. Given these variations, changes in these unobservable inputs are generally not a reliable indicator for how fair value will increase or decrease from period to period.

The following tables presents assets classified as Level 3 assets that had changes in their recorded fair value during 2023 and 2022 and what we still held at the end of the respective reporting period:

(in thousands)	Fair Value		Total Gains (Losses)	
As of or for the year ended December 31, 2023				
LHFI [1]	$	4,349	$	(1,410)
As of or for the year ended December 31, 2022				
LHFI [1]	$	3,186	$	(385)

(1) Represents the carrying value of loans for which adjustments are based on the fair value of the collateral.

Fair Value of Financial Instruments

The following presents the carrying value, estimated fair value and the levels of the fair value hierarchy for the Company's financial instruments other than assets and liabilities measured at fair value on a recurring basis:

(in thousands)	Carrying Value		Fair Value		Level 1		Level 2		Level 3	
Assets:										
Cash and cash equivalents	$	215,664	$	215,664	$	215,664	$	—	$	—
Investment securities HTM		2,371		2,331		—		2,331		—
LHFI		7,381,124		7,002,028		—		—		7,002,028
LHFS – multifamily and other		6,788		6,871		—		6,871		—
Mortgage servicing rights – multifamily and SBA		29,987		35,292		—		—		35,292
Federal Home Loan Bank stock		55,293		55,293		—		55,293		—
Other assets - GNMA EBO loans		5,617		5,617		—		—		5,617
Liabilities:										
Certificates of deposit	$	3,227,954	$	3,216,665	$	—	$	3,216,665	$	—
Borrowings		1,745,000		1,750,023		—		1,750,023		—
Long-term debt		224,766		132,996		—		132,996		—

At December 31, 2023

(in thousands)	Carrying Value		Fair Value		Level 1		Level 2		Level 3	
Assets:										
Cash and cash equivalents	$	72,828	$	72,828	$	72,828	$	—	$	—
Investment securities HTM		2,441		2,385		—		2,385		—
LHFI		7,378,952		6,988,363		—		—		6,988,363
LHFS multifamily and other		3,252		3,291		—		3,291		—
Mortgage servicing rights – multifamily and SBA		35,256		39,792		—		—		39,792
Federal Home Loan Bank stock		49,305		49,305		—		49,305		—
Other assets - GNMA EBO loans		6,918		6,918		—		—		6,918
Liabilities:										
Certificates of deposit	$	2,943,331	$	2,910,301	$	—	$	2,910,301	$	—
Borrowings		1,016,000		1,014,973		—		1,014,973		—
Long-term debt		224,404		202,338		—		202,338		—

At December 31, 2022

Fair Value Option

Single family loans held for sale accounted for under the fair value option are measured initially at fair value with subsequent changes in fair value recognized in earnings. Gains and losses from such changes in fair value are recognized in net gain on mortgage loan origination and sale activities within noninterest income. The change in fair value of loans held for sale is primarily driven by changes in interest rates subsequent to loan funding and changes in fair value of the related servicing asset, resulting in revaluations adjustments to the recorded fair value. The use of the fair value option allows the change in the fair value of loans to more effectively offset the change in fair value of derivative instruments that are used as economic hedges of loans held for sale.

The following table presents the difference between the aggregate fair value and the aggregate unpaid principal balance of loans held for sale accounted for under the fair value option:

	At December 31, 2023			At December 31, 2022		
(in thousands)	Fair Value	Aggregate Unpaid Principal Balance	Fair Value Less Aggregate Unpaid Principal Balance	Fair Value	Aggregate Unpaid Principal Balance	Fair Value Less Aggregate Unpaid Principal Balance
Single family LHFS	$ 12,849	$ 12,583	$ 266	$ 14,075	$ 13,914	$ 161

NOTE 14–REGULATORY CAPITAL REQUIREMENTS:

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's operations and financial statements. Under capital adequacy guidelines, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about risk components, asset risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to assets (as defined). Management believes, as of December 31, 2023 that the Company and the Bank met all capital adequacy requirements. The following table presents the capital and capital ratios of the Company (on a consolidated basis) and the Bank (on a stand-alone basis) as of the respective dates and as compared to the respective regulatory requirements applicable to them:

	At December 31, 2023						
	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As "Well Capitalized" Under Prompt Corrective Action Provisions		
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
HomeStreet, Inc.						
Tier 1 leverage capital (to average assets)	$ 675,440	7.04 %	$ 383,696	4.0 %	NA	NA
Common equity tier 1 capital (to risk-weighted assets)	615,440	9.66 %	286,709	4.5 %	NA	NA
Tier 1 risk-based capital (to risk-weighted assets)	675,440	10.60 %	382,279	6.0 %	NA	NA
Total risk-based capital (to risk-weighted assets)	818,075	12.84 %	509,705	8.0 %	NA	NA
HomeStreet Bank						
Tier 1 leverage capital (to average assets)	$ 814,719	8.50 %	$ 383,482	4.0 %	$ 479,352	5.0 %
Common equity tier 1 capital (to risk-weighted assets)	814,719	12.79 %	286,569	4.5 %	413,933	6.5 %
Tier 1 risk-based capital (to risk-weighted assets)	814,719	12.79 %	382,092	6.0 %	509,456	8.0 %
Total risk-based capital (to risk-weighted assets)	858,992	13.49 %	509,456	8.0 %	636,820	10.0 %

(dollars in thousands)	At December 31, 2022						
	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As "Well Capitalized" Under Prompt Corrective Action Provisions		
	Amount	Ratio	Amount	Ratio	Amount	Ratio
HomeStreet, Inc.						
Tier 1 leverage capital (to average assets)	$ 693,112	7.25 %	$ 382,467	4.0 %	NA	NA
Common equity tier 1 capital (to risk-weighted assets)	633,112	8.72 %	326,876	4.5 %	NA	NA
Tier 1 risk-based capital (to risk-weighted assets)	693,112	9.54 %	435,834	6.0 %	NA	NA
Total risk-based capital (to risk-weighted assets)	837,828	11.53 %	581,112	8.0 %	NA	NA
HomeStreet Bank						
Tier 1 leverage capital (to average assets)	$ 822,891	8.63 %	$ 381,506	4.0 %	$ 476,883	5.0 %
Common equity tier 1 capital (to risk-weighted assets)	822,891	11.92 %	310,582	4.5 %	448,618	6.5 %
Tier 1 risk-based capital (to risk-weighted assets)	822,891	11.92 %	414,109	6.0 %	552,146	8.0 %
Total risk-based capital (to risk-weighted assets)	868,993	12.59 %	552,146	8.0 %	690,182	10.0 %

As of each of the dates set forth in the above table, the Company exceeded the minimum required capital ratios applicable to it and Bank's capital ratios exceeded the minimums necessary to qualify as a well-capitalized depository institution under the prompt corrective action regulations. No conditions or events have occurred since December 31, 2023 that we believe have changed the Company's or the Bank's capital adequacy classifications from those set forth in the above table.

In addition to the minimum capital ratios, both the Company and the Bank are required to maintain a "conservation buffer" consisting of additional Common Equity Tier 1 Capital which is at least 2.5% above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses. The required ratios for capital adequacy set forth in the above table do not include the additional capital conservation buffer, though each of the Company and Bank maintained capital ratios necessary to satisfy the capital conservation buffer requirements as of the dates indicated. At December 31, 2023, capital conservation buffers for the Company and the Bank were 4.60% and 5.49%, respectively. The following table sets forth the minimum capital ratios plus the applicable increment of the capital conservation buffer:

Common equity to Tier-1 to risk-weighted assets	7.00 %
Tier 1 capital to risk-weighted assets	8.50 %
Total capital to risk-weighted assets	10.50 %

NOTE 15–EARNINGS PER SHARE:

The following table summarizes the calculation of earnings per share:

(in thousands, except share and per share data)		Years Ended December 31,	
	2023	2022	2021
Net income (loss)	$ (27,508)	$ 66,540	$ 115,422
Weighted average shares:			
Basic weighted-average number of common shares outstanding	18,783,005	18,931,107	20,885,509
Dilutive effect of outstanding common stock equivalents [1]	—	110,004	257,905
Diluted weighted-average number of common shares outstanding	18,783,005	19,041,111	21,143,414
Net income (loss) per share			
Basic earnings per share	$ (1.46)	$ 3.51	$ 5.53
Diluted earnings per share	$ (1.46)	$ 3.49	$ 5.46

(1) Excluded from the computation of diluted earnings per share (due to their antidilutive effect) for the years ended December 31, 2023, 2022 and 2021 were certain unvested RSUs and PSUs. The aggregate number of common stock unvested restricted shares, which could potentially be dilutive in future periods, was 217,153, 176,259 and zero at December 31, 2023, 2022 and 2021, respectively.

NOTE 16–LEASES:

We have operating and finance leases for certain office space and finance leases for certain equipment. Our leases have remaining lease terms of up to 12 years.

The Company, as sublessor, subleases certain office and retail space in which the terms of any significant subleases end by 2027. Under all of our executed sublease arrangements, the sublessees are obligated to pay the Company sublease payments of $3.3 million in 2024, $2.8 million in 2025, $2.9 million in 2026, $2.7 million in 2027 and $0.1 million in 2028.

The components of lease expense were as follows:

(in thousands)		Years Ended December 31,	
	2023	2022	2021
Operating lease cost	$ 8,103	$ 8,762	$ 9,610
Finance lease cost:			
Amortization of right-of-use assets	425	580	1,066
Interest on lease liabilities	8	19	22
Variable lease costs and nonlease components	1,470	3,123	3,716
Sublease income	(1,376)	(2,565)	(3,449)
Total	$ 8,630	$ 9,919	$ 10,965

Supplemental cash flow information related to leases were as follows:

(in thousands)	Years Ended December 31,					
		2023		2022		2021
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	11,248	$	12,845	$	13,647
Operating cash flows from finance leases		8		19		22
Financing cash flows from finance leases		456		589		1,070
Right-of-use assets obtained						
Operating leases	$	2,690	$	6,347	$	1,894
Finance leases		385		145		707
Other changes in right-of-use assets [1]						
Operating leases	$	—	$	—	$	(460)
Finance leases		—		—		(2)

Supplemental information related to leases was as follows:

(in thousands, except lease term and discount rate)	At December 31,			
		2023		2022
Operating lease right-of-use assets, included in other assets	$	27,594	$	34,070
Operating lease liabilities, included in accounts payable and other liabilities		35,043		42,848
Finance lease right-of-use assets, included in other assets	$	318	$	359
Finance lease liabilities, included in accounts payable and other liabilities		288		359
Weighted Average Remaining lease term in years				
Operating leases		4.49		5.07
Finance leases		1.58		0.88
Weighted Average Discount Rate				
Operating leases		1.88%		1.91%
Finance leases		3.50%		3.50%

Maturities of lease liabilities and obligations under leases classified as nonlease components were as follows:

(in thousands)	Lease Liabilities				Nonlease Components	
	Operating Leases		Finance Leases			
Year ended December 31,						
2024	$	10,206	$	197	$	4,551
2025		8,562		98		4,400
2026		7,435		—		4,497
2027		6,624		—		3,895
2028		1,667		—		147
2029 and thereafter		2,361		—		—
Total lease payments		36,855		295	$	17,490
Less imputed interest		1,812		7		
Total	$	35,043	$	288		

NOTE 17–SHARE-BASED COMPENSATION PLANS:

In May 2014, the shareholders approved the Company's 2014 Equity Incentive Plan (the "2014 EIP Plan") that provided for the grant of stock options, shares of restricted stock, RSUs, PSUs, stock bonus awards, stock appreciation rights, performance share awards and performance compensation awards and unrestricted stock (collectively, "Equity Incentive Awards") to the Company's executive officers, other key employees and directors. This plan was amended in May 2017 and allows the grant of up to 1,875,000 shares of the Company's common stock. For 2023, 2022, and 2021, the Company recognized stock-based compensation cost of $3.1 million, $3.3 million and $2.9 million, respectively.

RSUs generally vest over a three year period with the fair market value of the awards determined at the grant date based on the Company's stock price. PSUs vest at the end of a three year period with the fair market value of the awards determined using a Monte Carlo simulation technique. A summary of the status of the combined RSUs and PSUs is as follows:

	Number	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2022	227,075	$ 33.95
Granted	141,138	27.81
Cancelled or forfeited	(90,917)	24.45
Vested	(46,310)	33.22
Outstanding at December 31, 2023	230,986	$ 34.08

The assumptions used in the Monte Carlo simulations used to determine fair market value of the PSUs granted in 2023, 2022 and 2021 are set forth in the table below:

	2023	2022	2021
Volatility of common stock	42.7 %	40.3 %	40.5 %
Average volatility of peer companies	45.0 %	44.2 %	43.5 %
Average correlation coefficient of peer companies	0.8029 %	0.8079 %	0.8004 %
Risk-free interest rate	4.2 %	1.0 %	0.2 %
Expected term in years	3 years	3 years	3 years

NOTE 18–PARENT COMPANY FINANCIAL STATEMENTS (UNAUDITED):

Condensed financial information for HomeStreet, Inc. is as follows:

Condensed Balance Sheets	At December 31,	
(in thousands)	2023	2022
Assets:		
Cash and cash equivalents	$ 21,541	$ 5,804
Other assets	4,515	4,601
Investment in stock of HomeStreet Bank	737,748	752,211
Investment in stock of other subsidiaries	1,857	26,954
Total assets	$ 765,661	$ 789,570
Liabilities:		
Other liabilities	$ 2,508	$ 3,019
Long-term debt	224,766	224,404
Total liabilities	227,274	227,423
Shareholders' Equity:		
Common stock, no par value	229,889	226,592
Retained earnings	395,357	435,085
Accumulated other comprehensive income (loss)	(86,859)	(99,530)
Total shareholder's equity	538,387	562,147
Total liabilities and shareholders' equity	$ 765,661	$ 789,570

Condensed Income Statements	Years Ended December 31,		
(in thousands)	2023	2022	2021
Noninterest income			
Dividend income	$ 39,000	$ 51,000	$ 109,000
Equity in undistributed income from subsidiaries	(55,832)	24,898	10,801
Other noninterest income	2,085	2,053	1,838
Total revenues	(14,747)	77,951	121,639
Expenses			
Interest expense-net	8,094	8,315	4,576
Noninterest expense	8,176	6,123	2,939
Total expenses	16,270	14,438	7,515
Income (loss) before income taxes (benefit)	(31,017)	63,513	114,124
Income taxes (benefit)	(3,509)	(3,027)	(1,298)
Net income (loss)	$ (27,508)	$ 66,540	$ 115,422

Condensed Statements of Cash Flows

(in thousands)		Years Ended December 31,	
	2023	2022	2021
Cash flows from operating activities			
Net income (loss)	$ (27,508)	$ 66,540	$ 115,422
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Undistributed earnings from investment in subsidiaries	55,832	(24,898)	(10,801)
Other	(480)	6,386	(8,669)
Net cash provided by operating activities	27,844	48,028	95,952
Cash flows from investing activities:			
AFS securities: Principal collections net of purchases	210	831	2,012
Investments in subsidiaries	—	(52,000)	—
Net cash provided by (used in) investing activities	210	(51,169)	2,012
Cash flows from financing activities:			
Repurchases of common stock	—	(75,000)	(84,154)
Proceeds from exercise of stock options	—	—	263
Proceeds from issuance of long-term debt	—	98,036	—
Dividends paid on common stock	(12,317)	(26,847)	(21,338)
Net cash used in financing activities	(12,317)	(3,811)	(105,229)
Net increase (decrease) in cash and cash equivalents	15,737	(6,952)	(7,265)
Cash and cash equivalents, beginning of year	5,804	12,756	20,021
Cash and cash equivalents, end of year	$ 21,541	$ 5,804	$ 12,756

NOTE 19–SUBSEQUENT EVENTS:

On January 16, 2024, the Company entered into a definitive merger agreement with FirstSun Capital Bancorp ("FirstSun"), the holding company of Sunflower Bank, whereby the Company and the Bank will merge with and into FirstSun and Sunflower Bank, respectively. Per the agreement, the companies will combine in an all-stock transaction in which HomeStreet shareholders will receive 0.4345 of a share of FirstSun common stock for each share of HomeStreet common stock. This merger is expected to close in the middle of 2024.

| ITEM 9 | CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE |

None

| ITEM 9A | CONTROLS AND PROCEDURES |

Evaluation of Disclosure Controls and Procedures

The Company's management conducted an evaluation, under the supervision and with the participation of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) at December 31, 2023. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based upon the evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective at December 31, 2023.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management has made a comprehensive review, evaluation, and assessment of the Company's internal control over financial reporting at December 31, 2023. In making its assessment of internal control over financial reporting, management utilized the framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control - Integrated Framework*. Based on that assessment, management concluded that, at December 31, 2023, the Company's internal control over financial reporting was effective.

Crowe LLP, the independent registered public accounting firm that audited our consolidated financial statements at, and for, the year ended December 31, 2023, has issued an audit report on the effectiveness of the Company's internal control over financial reporting at December 31, 2023, which report is included below in this Item 9A.

Changes in Internal Control Over Financial Reporting

As required by Rule 13a-15(d), our management, including our CEO and CFO, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes to our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.



HomeStreet, Inc.

<u>**Board of Directors**</u>

Mark K. Mason
Chairman of the Board, President and Chief Executive Officer

Scott M. Boggs
Member of the Audit, Executive, and Enterprise Risk Management Committees

Sandra A. Cavanaugh
Chair of the Compensation Committee; Member of the Audit, Executive,
Nominating and Governance and Enterprise Risk Management Committees

Jeffrey D. Green
Chair of the Audit Committee; Member of the Nominating and Governance Committee

Joanne R. Harrell
Chair of the Nominating and Governance Committee; Member of the Compensation
and Enterprise Risk Management Committees

James R. Mitchell, Jr.
Lead Independent Director; Member of the Audit, Nominating and Governance
and Compensation Committees

Nancy D. Pellegrino
Chair of the Enterprise Risk Management Committee; Member of the Nominating and Governance
and Compensation Committees

S. Craig Tompkins
Executive Vice President and General Counsel, Reading International;
Member of the Nominating and Governance, Compensation
and Enterprise Risk Management Committees